FIRST QUARTER REPORT	March 31, 2010

Dear Shareholders:

In accordance with International Financial Reporting Standards (IFRS), net income attributable to shareholders for the three months ended March 31, 2010 was $252 million or $0.44 per diluted share. On a comparative basis, due to valuation changes the company would have recorded a loss of $605 million or $1.55 per diluted share during the same period in 2009.

These results and all future results will be reported under International Financial Reporting Standards (IFRS) and historical results have been restated to IFRS for comparison purposes. A reconciliation of the results as reported to a Canadian GAAP equivalent has been included in the company’s supplemental information package available at www.brookfieldproperties.com.

Funds from operations (“FFO”) was $136 million or $0.25 per share for the three months ended March 31, 2010, compared with $105 million or $0.27 per share during the same period in 2009.

Commercial property net operating income for the first quarter of 2010 was $171 million, compared with $153 million during the first quarter of 2009. Residential property net operating income for the first quarter of 2010 was $15 million, compared with $6 million during the first quarter of 2009.

Brookfield’s managed portfolio occupancy rate finished the quarter at 94.8% versus 95% at end of last quarter due to the reclassification of Bay Adelaide Centre in Toronto as an operating versus development property.

HIGHLIGHTS OF THE FIRST QUARTER

Leased 2.3 million square feet of space at an average net rent of $21 per square foot, which represents a 25% improvement versus the average expiring net rent of $17 on this space in the quarter. Renewals represent 70% of the total with new leases representing the remainder. Highlights include:

Houston – 1,252,000 square feet
•	A 20-year, 1.2-million-square-foot lease renewal and expansion with KBR at KBR Tower and 500 Jefferson St.

Toronto – 296,000 square feet
•	A new 15-year, 107,000-square-foot lease with National Bank of Canada at Exchange Tower
•	A new 10-year, 59,000-square-foot lease with Thomson Reuters at Bay Adelaide Centre

New York – 276,000 square feet
•	An 8-year, 158,000-square-foot lease renewal and expansion with Royal Bank of Canada at One Liberty Plaza and Three World Financial Center
•	A new 15-year, 60,000-square-foot lease with Ares Capital at 245 Park Avenue

Calgary – 128,000 square feet
•	A 12-year, 39,000-square-foot lease renewal and expansion with RBC Dominion Securities at Bankers Hall
•	A 5-year, 30,000-square-foot lease renewal with Rogers Wireless at Altius Centre

Brookfield Properties Corporation

Acquired 50% interest in commercial property development in London, marking the company’s initial expansion outside of North America. With a $64 million investment, the company entered into a 50/50 joint venture with Great Portland Estates on the 100 Bishopsgate site in the heart of the City of London, which is comprised of existing commercial real estate and has been approved for future development and expansion.

Converted subsidiary BPO Properties into premier Canadian office REIT named Brookfield Office Properties Canada (TSX: BCR.UN) subsequent to quarter-end. The transaction included the sale of Bay Wellington Tower from Brookfield Properties to BCR for $100 million in cash, the assumption of debt, and the issuance of units of BCR valued at $20.90 per unit. Following the transaction, Brookfield Properties maintains an approximate 90% ownership interest in BCR, but has expressed its intention to decrease its interest in the future to enhance market liquidity of the REIT.

Improved the company’s liquidity through increasing the corporate revolver to $463 million and raising $266.8 million through a preferred share equity offering. Brookfield Properties issued 11 million preferred shares, Class AAA, Series N, at C$25 per share.

Acquired a 51% interest in a $590 million loan which is secured by the equity in a portfolio of office properties in the Washington, D.C. area. Brookfield Properties’ interest is 55% with the balance held by institutional clients.

Announced a reduction in the number of directors. Shareholders approved at yesterday's annual general and special meeting a resolution reducing the size of the board from twelve to ten. Bruce Flatt and Linda Rabbitt will no longer serve as directors of Brookfield Properties Corporation. Independent directors continue to comprise the majority of the board.

OUTLOOK

With fundamentals in our largest markets – New York, Washington DC, Toronto and Houston –trending upward, we are beginning to see rental rate growth. With a current focus on a number of strategic initiatives and capital deployment, we remain positive about Brookfield Properties’ position in a recovering economy.

Gordon E. Arnell	Richard B. Clark
Chairman	CEO

May 6, 2010

2	Q1/2010 Interim Report

Commercial Properties Portfolio

			(SQUARE FEET IN 000S)					OWNED INTEREST(1)			NET OWNED INTEREST(2)

	NUMBER	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL	OWNED %	LEASABLE	TOTAL	LEASABLE	TOTAL
Direct
New York
World Financial Center
One	1	99.4	1,603	52	1,655	58	1,713	100	1,655	1,713	1,645	1,703
Two	1	100.0	2,671	35	2,706	—	2,706	100	2,706	2,706	2,690	2,690
Three	1	99.7	1,254	—	1,254	53	1,307	100	1,254	1,307	1,246	1,299
Retail		76.5	—	168	168	122	290	100	168	290	167	288
One Liberty Plaza	1	96.5	2,327	20	2,347	—	2,347	100	2,347	2,347	2,333	2,333
300 Madison Avenue	1	100.0	1,089	5	1,094	—	1,094	100	1,094	1,094	1,088	1,088
	5	98.5	8,944	280	9,224	233	9,457		9,224	9,457	9,169	9,401
Boston
53 State Street	1	88.6	1,164	30	1,194	41	1,235	100	1,194	1,235	1,187	1,227
75 State Street	1	85.1	771	25	796	235	1,031	100	796	1,031	791	1,025
	2	87.2	1,935	55	1,990	276	2,266		1,990	2,266	1,978	2,252
Washington, D.C.
1625 Eye Street	1	100.0	370	16	386	185	571	10	39	57	38	57
701 9th Street	1	100.0	340	24	364	183	547	100	364	547	362	544
Potomac Tower	1	100.0	238	—	238	203	441	100	238	441	236	438
601 South 12th Street	1	100.0	309	—	309	—	309	100	309	309	309	309
701 South 12th Street	1	100.0	253	—	253	—	253	100	253	253	253	253
	5	100.0	1,510	40	1,550	571	2,121		1,203	1,607	1,198	1,601
Houston
1201 Louisiana Street	1	93.8	836	8	844	48	892	100	844	892	844	892
	1	93.8	836	8	844	48	892		844	892	844	892
Denver
Republic Plaza	1	95.0	1,281	48	1,329	503	1,832	100	1,329	1,832	1,329	1,832
	1	95.0	1,281	48	1,329	503	1,832		1,329	1,832	1,329	1,832
Minneapolis
33 South Sixth Street	2	92.7	1,108	370	1,478	325	1,803	100	1,478	1,803	1,478	1,803
RBC Plaza	2	92.0	610	442	1,052	196	1,248	100	1,052	1,248	1,052	1,248
	4	92.4	1,718	812	2,530	521	3,051		2,530	3,051	2,530	3,051
Direct U.S. Properties	18	96.0	16,224	1,243	17,467	2,152	19,619		17,120	19,105	17,048	19,029
Toronto
Brookfield Place
Bay Wellington Tower	1	97.4	1,298	42	1,340	—	1,340	100	1,340	1,340	1,340	1,340
Retail and Parking	1	94.8	—	53	53	690	743	70	37	520	37	520
22 Front Street	1	100.0	136	8	144	—	144	100	144	144	128	129
Exchange Tower	1	98.6	963	66	1,029	131	1,160	50	515	580	458	516
105 Adelaide	1	99.5	176	7	183	49	232	100	183	232	163	207
Hudson’s Bay Centre	1	98.4	536	261	797	295	1,092	100	797	1,092	709	971
Queen’s Quay Terminal	1	98.7	427	77	504	—	504	100	504	504	448	448
HSBC Building	1	100.0	188	6	194	31	225	100	194	225	173	200
Bay Adelaide West	1	74.8	1,155	37	1,192	382	1,574	100	1,192	1,574	1,061	1,401
151 Yonge Street(3)	1	100.0	289	10	299	72	371	25	75	93	67	83
2 Queen Street East(3)	1	98.6	448	16	464	81	545	25	116	136	103	121
	11	93.9	5,616	583	6,199	1,731	7,930		5,097	6,440	4,687	5,936
Calgary
Bankers Hall	3	100.0	1,944	224	2,168	409	2,577	50	1,084	1,289	965	1,147
Bankers Court	1	100.0	255	7	262	62	324	50	131	162	116	144
Suncor Energy Centre	2	100.0	1,710	22	1,732	220	1,952	50	866	976	771	869
Fifth Avenue Place	2	99.9	1,428	47	1,475	206	1,681	50	738	841	657	748
Altius Centre(3)	1	99.4	303	3	306	72	378	25	77	95	68	84
	9	99.9	5,640	303	5,943	969	6,912		2,896	3,363	2,577	2,992
Ottawa
Place de Ville I(3)	2	99.8	571	12	583	502	1,085	25	146	271	130	241
Place de Ville II(3)	2	99.2	598	12	610	433	1,043	25	152	261	136	232
Jean Edmonds Towers(3)	2	100.0	541	13	554	95	649	25	138	162	123	144
	6	99.7	1,710	37	1,747	1,030	2,777		436	694	389	617
Edmonton
Canadian Western Bank(3)	1	98.0	371	36	407	91	498	25	102	125	91	111
Enbridge Tower(3)	1	100.0	184	—	184	30	214	25	46	54	41	47
	2	98.6	555	36	591	121	712		148	179	132	158
Vancouver
Royal Centre	1	94.1	494	95	589	264	853	100	589	853	524	759
	1	94.1	494	95	589	264	853		589	853	524	759
Other
Other	1	100.0	70	3	73	—	73	100	73	73	73	73
	1	100.0	70	3	73	—	73		73	73	73	73
Direct Canadian Properties	30	97.1	14,085	1,057	15,142	4,115	19,257		9,239	11,602	8,382	10,535
TOTAL DIRECT	48	96.5	30,309	2,300	32,609	6,267	38,876		26,359	30,707	25,430	29,564
(1)	Reflects Brookfield Properties interest before considering non-controlling interest of other subsidiaries including Brookfield Financial Properties L.P. of 0.6% and BPO Properties of 10.3%
(2)
 Reflects Brookfield Properties interest net of non-controlling interests described in note above which includes a 99.4% ownership interest in Brookfield Financial Properties L.P. and a 89.7% ownership interest in BPO Properties Ltd

(3)	Represent Canadian Office Fund assets

Brookfield Properties Corporation	3

			(SQUARE FEET IN 000S)					OWNED INTEREST(1)			NET OWNED INTEREST(2)

	NUMBER	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL	OWNED %	LEASABLE	TOTAL	LEASABLE	TOTAL
U.S. Fund
Managed Properties
New York
The Grace Building	1	93.7	1,537	20	1,557	—	1,557	30	476	476	361	361
One New York Plaza	1	98.9	2,558	31	2,589	—	2,589	61	1,586	1,586	1,204	1,204
Newport Tower	1	89.0	1,059	41	1,100	—	1,100	61	674	674	511	511
	3	95.3	5,154	92	5,246	—	5,246		2,736	2,736	2,076	2,076
Washington, D.C.
1200 K Street	1	99.5	366	24	390	44	434	61	239	266	181	202
1250 23rd Street	1	41.9	128	—	128	16	144	61	78	88	60	67
1250 Connecticut Avenue	1	87.4	163	21	184	26	210	61	113	128	85	97
1400 K Street	1	93.4	178	12	190	34	224	61	116	137	88	104
2000 L Street	1	90.6	308	75	383	—	383	61	235	235	178	178
2001 M Street	1	99.6	190	39	229	35	264	60	140	162	104	120
2401 Pennsylvania Avenue	1	91.3	58	19	77	16	93	61	47	57	36	43
Bethesda Crescent	3	90.2	241	27	268	68	336	61	164	206	125	156
One Reston Crescent	1	100.0	185	—	185	—	185	61	113	113	86	86
Silver Spring Metro Plaza	3	82.8	640	47	687	84	771	61	421	472	319	358
Sunrise Tech Park	4	90.2	315	1	316	—	316	61	194	194	147	147
Two Reston Crescent	1	95.9	182	3	185	—	185	60	113	113	86	86
Two Ballston Plaza	1	96.1	204	19	223	—	223	61	137	137	104	104
Victor Building	1	81.3	302	45	347	—	347	30	106	106	81	81
1550 & 1560 Wilson Blvd	2	98.4	248	35	283	76	359	61	173	220	131	167
1225 Connecticut Ave	1	100.0	216	25	241	94	335	61	148	205	112	156
	24	90.3	3,924	392	4,316	493	4,809		2,537	2,839	1,923	2.152
Los Angeles
601 Figueroa	1	76.7	1,037	2	1,039	123	1,162	61	636	712	483	540
Bank of America Plaza	1	94.8	1,383	39	1,422	343	1,765	61	871	1,081	661	821
Ernst & Young Tower	1	73.6	910	335	1,245	391	1,636	61	763	1,002	579	761
Landmark Square	1	90.1	420	23	443	212	655	61	271	401	206	305
Marina Towers	2	90.7	356	25	381	87	468	30	116	143	89	109
	6	84.0	4,106	424	4,530	1,156	5,686		2,657	3,339	2,018	2,536
Houston
Allen Center
One Allen Center	1	96.8	914	79	993	—	993	61	608	608	462	462
Two Allen Center	1	97.6	987	9	996	—	996	61	610	610	463	463
Three Allen Center	1	93.0	1,173	22	1,195	—	1,195	61	732	732	556	556
1400 Smith Street	1	100.0	1,229	38	1,267	—	1,267	61	776	776	589	589
Cullen Center
Continental Center I	1	94.4	1,048	50	1,098	411	1,509	61	673	924	511	702
Continental Center II	1	80.8	428	21	449	81	530	61	275	325	209	246
KBR Tower	1	98.1	985	63	1,048	254	1,302	30	320	398	244	303
500 Jefferson Street	1	97.3	351	39	390	44	434	61	239	266	182	202
	8	95.7	7,115	321	7,436	790	8,226		4,233	4,639	3,216	3,523
U.S. Fund – Managed	41	92.1	20,299	1,229	21,528	2,439	23,967		12,163	13,553	9,233	10,287
U.S. Fund – Non-managed	19	82.3	6,002	253	6,255	1,019	7,274	61	3,398	4,010	2,580	3,046
TOTAL U.S. FUND	60	89.9	26,301	1,482	27,783	3,458	31,241		15,561	17,563	11,813	13,333
(1)Reflects Brookfield Properties interest before considering non-controlling interest of fund subsidiaries of 14%
(2)Reflects Brookfield Properties interest net of non-controlling interests described in note above which includes an effective 47% interest in U.S. Office Fund

			(SQUARE FEET IN 000S)					OWNED INTEREST(1)			NET OWNED INTEREST(2)

	NUMBER	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL	OWNED %	LEASABLE	TOTAL	LEASABLE	TOTAL
Jointly Controlled
245 Park Avenue (NY)	1	96.8	1,719	68	1,787	—	1,787	51	911	911	906	906
Four World Financial Center (NY)	1	100.0	1,861	43	1,904	48	1,952	51	971	996	965	990
77 K Street (Washington, D.C.)	1	52.0	307	19	326	—	326	50	163	163	162	162
First Canadian Place (Toronto)(3)	1	95.0	2,378	232	2,610	170	2,780	25	653	695	581	619
TOTAL	4	94.8	6,265	362	6,627	218	6,845		2,698	2,765	2,614	2,677

TOTAL PROPERTIES	112	93.6	62,875	4,144	67,019	9,943	76,962		44,618	51,035	39,857	45,574
TOTAL MANAGED	93	94.8	56,873	3,891	60,764	8,924	69,688		41,220	47,025	37,277	42,528
(1)	Reflects Brookfield Properties interest before considering non-controlling interest of other subsidiaries including Brookfield Financial Properties L.P. of 0.6% and BPO Properties of 10.3%
(2)
 Reflects Brookfield Properties interest net of non-controlling interests described in note above which includes a 99.4% ownership interest in Brookfield Financial Properties L.P. and a 89.7% ownership interest in BPO Properties Ltd

(3)	Represent Canadian Office Fund assets

4	Q1/2010 Interim Report

Management’s Discussion and Analysis of Financial Results

FORWARD-LOOKING STATEMENTS
This interim report to shareholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management of Brookfield Properties. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Brookfield Properties to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Brookfield Properties Corporation	5

Management’s Discussion and Analysis of Financial Results
May 6, 2010

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2010 includes material information up to May 6, 2010. Financial data provided has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$.”

Pursuant to the exemptive relief granted by the Ontario Securities Commission, effective January 1, 2010, Brookfield Properties Corporation (“Brookfield Properties”) has adopted IFRS as our basis of financial reporting commencing with our interim financial statements for the three months ended March 31, 2010 and using January 1, 2009 as our transition date. The adoption of IFRS by the company is one year ahead of the mandatory conversion date for Canadian public companies. While the adoption of IFRS has not had an impact on the company’s reported net cash flows, there have been material impacts on its consolidated balance sheets and statements of income, which are discussed further in Part II of this MD&A.

The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Properties over the past three months as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes, which begin on page 55 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. We define net operating income as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, fair value adjustments and income tax expenses. We define funds from operations as income before fair value adjustments, depreciation, income taxes and certain other non cash items, if any, less non-controlling interests in the foregoing. Funds from operations includes funds from operations of our consolidated properties, our share of funds from operations of our equity accounted investments and funds from discontinued operations. Net operating income is an important measure that we use to assess operating performance, and funds from operations is a widely used measure in analyzing real estate.  We provide the components of net operating income and a reconciliation of net income to funds from operations on page 36. We reconcile funds from operations to net income rather than cash flow from operating activities as we believe net income is the most comparable measure. Net operating income and funds from operations do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. When calculating diluted funds from operations and common equity per share in this MD&A, the company excludes the effects of settling its capital securities – corporate through the issuance of common shares, as the company intends to redeem its capital securities prior to conversion. This diluted calculation is not in accordance with IFRS. Diluted income per share is calculated in accordance with IFRS.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
Brookfield Properties is a publicly traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. Since 2005, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund is a single-purpose fund established to acquire the Trizec portfolio and the Canadian Office Fund is a single-purpose fund established to acquire the O&Y portfolio. The term “Brookfield Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. Throughout our MD&A, we also reflect our proportionate interests in the U.S. Office Fund and certain other properties which are owned through entities that we jointly control with our partners.

At March 31, 2010, the fair value of Brookfield Properties’ assets was $16.2 billion. During the three months ended March 31, 2010, we generated $252 million of net income attributable to common shareholders ($0.44 per diluted share) and $136 million of funds from operations ($0.25 per share).

6	Q1/2010 Interim Report

FINANCIAL HIGHLIGHTS
Brookfield Properties’ financial results are as follows:

	Three months ended March 31
(Millions, except per share amounts)	2010	2009
Results of operations
Total revenue	$392	$310
Net income (loss) attributable to common shareholders	252	(605)
Earnings (loss) per share attributable to common shareholders – diluted	0.44	(1.55)
Funds from operations	136	105
Funds from operations per share	0.25	0.27
Common share dividends paid per share	0.14	0.14
	Mar. 31, 2010	Dec. 31, 2009
Balance sheet
Total assets	$16,218	$15,446
Commercial properties(1)	10,054	9,820
Commercial property debt(1)	5,340	5,307
Shareholders’ equity	7,315	6,818
Common equity per share – diluted	13.46	12.99
Common equity per share – diluted (pre-tax)(2)	14.51	13.99
(1) Includes assets and liabilities related to discontinued operations
 (2) Excluding deferred tax liability

COMMERCIAL PROPERTY OPERATIONS
Our total commercial property portfolio consists of interests in 112 properties totaling 77 million square feet, including 10 million square feet of parking. Our managed commercial property portfolio consists of interests in 93 properties totaling 70 million square feet, including 9 million square feet of parking. Our development portfolio comprises interests in 13 sites totaling 14 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. We intend to continue our strategy of maintaining a meaningful presence in a select number of North American cities with attractive tenant bases.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;
•	Prudent capital management including the refinancing of mature properties; and
•	Monetizing development assets as the economy rebounds and supply constraints create opportunities.

Brookfield Properties Corporation	7

Our commercial property investments are held through wholly or partially owned subsidiaries which are fully consolidated on our balance sheet and through entities that we jointly control with our partners for which we recognize our interests in the net assets of such entities following the equity method of accounting.

The following table summarizes our investment properties portfolio by ownership type (refer to commercial properties portfolio listing for more detail on page 3):
	Number of	(Square Feet in 000’s)		Owned Interest(1)		Net Owned Interest (2)
	Properties	Leasable	Total	Leasable	Total	Leasable	Total
Direct(3)
U.S. Properties	18	17,467	19,619	17,120	19,105	17,048	19,029
Canadian Properties	30	15,142	19,257	9,239	11,602	8,382	10,535
	48	32,609	38,876	26,359	30,707	25,430	29,564
Equity accounted investments
U.S. Office Fund – Managed	41	21,528	23,967	12,163	13,553	9,233	10,287
U.S. Office Fund – Non-Managed	19	6,255	7,274	3,398	4,010	2,580	3,046
Other jointly controlled entities	4	6,627	6,845	2,698	2,765	2,614	2,677
	64	34,410	38,086	18,259	20,328	14,427	16,010
Total	112	67,019	76,962	44,618	51,035	39,857	45,574
Total – Managed	93	60,764	69,688	41,220	47,025	37,277	42,528
(1) Reflects Brookfield Properties interest before considering non-controlling interest of fund subsidiaries of 14% and of other subsidiaries including Brookfield Financial Properties L.P. of 0.6% and BPO Properties of 10.3%
 (2) Reflects Brookfield Properties interest net of non-controlling interests described in note above which includes a 99.4% ownership interest in Brookfield Financial Properties L.P., a 89.7% ownership interest in BPO Properties Ltd., and an effective 47% interest in the U.S. Office Fund
(3) Includes 27 properties that are fully consolidated and 21 that are proportionately consolidated, 11 of which are in our Canadian Office Fund

We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio. Of our 112 commercial office properties, 26 are wholly owned, 14 are held in property-level joint ventures or co-tenancies, and 72 are held in our funds.

Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We proportionately consolidate our interest in this Fund with the exception of our interest in First Canadian Place which, as a result of the interest being owned through a jointly controlled entity, is equity accounted. Our U.S. Office Fund consists of a consortium of institutional investors, which we lead and manage, investing through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We account for our interest in this Fund following the equity method.

8	Q1/2010 Interim Report

We believe that investing our liquidity with these partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.
•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.
•	Performance
Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include Bank of America/Merrill Lynch, U.S. and Canadian governments and government agencies, Chevron U.S.A., Wells Fargo/Wachovia, CIBC, RBC Financial Group, Kellogg Brown & Root, LLC, Bank of Montreal and Suncor Energy. A detailed list of major tenants is included in Part IV (“Risks and Uncertainties”) of this MD&A, which begins on page 46.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, approximately 8% of our leases, on average, mature annually over the next five years and excluding Bank of America/Merrill Lynch, our largest tenant, less than 7% of our leases, on average, mature annually over the next five years.

Our average lease term is seven years. The following is a breakdown of lease maturities in our managed portfolio, including our proportionate interest in jointly controlled entities, by region with associated in-place rental rates:

Total Portfolio				Midtown New York			Downtown New York			Boston
			Net Rent			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		per	000's		per
Year of Expiry	Sq. Ft. (1)%		Sq. Ft.(2)	Sq. Ft. (1)%		Sq. Ft.(2)	Sq. Ft. (1)%		Sq. Ft.(2)	Sq. Ft. (1)%		Sq. Ft.(2)
Currently available	3,182	5.2		156	3.5		285	2.1		254	12.8
Remainder 2010	1,732	2.9	$24	121	2.7	$36	48	0.3	$24	149	7.5	$30
2011	4,043	6.7	26	66	1.5	38	953	6.9	31	411	20.7	44
2012	4,445	7.3	21	15	0.3	44	419	3.1	11	48	2.4	23
2013	10,136	16.7	30	611	13.8	34	4,771	34.8	35	32	1.6	28
2014	3,361	5.5	25	172	3.9	33	298	2.2	38	46	2.3	38
2015	6,744	11.1	22	110	2.5	51	2,154	15.7	19	3	0.2	45
2016	3,579	5.9	27	98	2.2	37	528	3.8	29	507	25.5	31
2017 & beyond	23,542	38.7	32	3,089	69.6	54	4,267	31.1	34	540	27.0	32
Parking	8,924	—	—	—	—	—	281	—	—	276	—	—
	69,688	100.0		4,438	100.0		14,004	100.0		2,266	100.0
Average market net rent			$28			$52			$28			$28
Average market gross rent			$46			$77			$48			$48
(1)Leasing data presented based on 100% of leasable area
(2)Net rent at expiration of lease

Brookfield Properties Corporation	9

	Washington, D.C.			Houston			Los Angeles
			Net Rent			Net Rent			Net Rent
	000's		Per	000's		per	000's		Per
Year of Expiry	Sq. Ft. (1)%		Sq. Ft.(2)	Sq. Ft. (1)%		Sq. Ft.(2)	Sq. Ft. (1)%		Sq. Ft.(2)
Currently available	573	9.3		371	4.5		723	15.9
Remainder 2010	181	2.9	$22	259	3.1	$11	136	3.0	$22
2011	194	3.1	25	726	8.8	14	328	7.2	18
2012	630	10.2	23	996	12.0	13	992	21.9	23
2013	420	6.8	25	494	6.0	16	189	4.2	27
2014	1,346	21.7	25	405	4.9	12	251	5.5	24
2015	384	6.2	32	938	11.3	14	258	5.7	22
2016	100	1.6	31	55	0.7	11	362	8.0	28
2017 & beyond	2,364	38.2	43	4,036	48.7	19	1,291	28.6	29
Parking	1,064	—	—	838	—	—	1,156	—	—
	7,256	100.0		9,118	100.0		5,686	100.0
Average market net rent			$32			$21			$22
Average market gross rent			$52			$33			$36
(1)Leasing data presented based on 100% of leasable area
(2)Net rent at expiration of lease

	Toronto			Calgary			Ottawa
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		Per
Year of Expiry	Sq. Ft. (1)%		Sq. Ft.(2)	Sq. Ft. (1)%		Sq. Ft.(2)	Sq. Ft. (1)%		Sq. Ft.(2)
Currently available	510	5.8		4	0.1		5	0.3
Remainder 2010	518	5.9	$29	132	2.2	$25	5	0.3	$30
2011	477	5.4	26	594	10.0	29	14	0.8	16
2012	604	6.9	26	446	7.5	30	13	0.7	22
2013	1,525	17.3	29	509	8.6	32	1,151	65.9	20
2014	299	3.4	30	161	2.7	36	9	0.5	25
2015	688	7.8	30	1,222	20.6	30	543	31.1	14
2016	592	6.7	28	789	13.3	27	4	0.2	20
2017 & beyond	3,596	40.8	27	2,086	35.0	34	3	0.2	61
Parking	1,901	—	—	969	—	—	1,030	—	—
	10,710	100.0		6,912	100.0		2,777	100.0
Average market net rent			$24			$29			$22
Average market gross rent			$49			$45			$41
(1)Leasing data presented based on 100% of leasable area
(2)Net rent at expiration of lease

	Denver			Minneapolis			Other
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		Per
Year of Expiry	Sq. Ft. (1)%		Sq. Ft.(2)	Sq. Ft. (1)%		Sq. Ft.(2)	Sq. Ft. (1)%		Sq. Ft.(2)
Currently available	66	5.0		192	7.6		43	3.4
Remainder 2010	80	6.0	$21	52	2.1	$9	51	4.1	$22
2011	97	7.3	19	57	2.3	13	126	10.1	19
2012	86	6.5	21	127	5.0	16	69	5.5	22
2013	151	11.4	23	189	7.5	7	94	7.5	22
2014	138	10.4	17	202	8.0	14	34	2.7	16
2015	64	4.8	21	171	6.8	5	209	16.7	20
2016	154	11.6	24	345	13.6	16	45	3.6	22
2017 & beyond	493	37.0	22	1,195	47.1	13	582	46.4	14
Parking	503	—	—	521	—	—	385	—	—
	1,832	100.0		3,051	100.0		1,638	100.0
Average market net rent			$19			$15			$22
Average market gross rent			$31			$28			$39
(1)Leasing data presented based on 100% of leasable area
(2)Net rent at expiration of lease

10	Q1/2010 Interim Report

COMMERCIAL DEVELOPMENT
We hold interests in 15 million square feet of high-quality, centrally-located development sites in planning stages. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved.

The following table summarizes our commercial development projects at March 31, 2010:

					(Square feet in 000’s)
	Region	Description	Sites	Owned Interest (%)	Total	Owned Interest(1)	Net Owned Interest(2)
Direct
Manhattan West	New York	Between 31st and 33rd Streets across from the Farley Post Office	1	100%	5,400	5,400	5,400
Bay Adelaide Centre East & North	Toronto	Bay and Adelaide Streets	1	100%	1,400	1,400	1,246
Brookfield Place III	Toronto	Third phase of Brookfield Place project	1	54%	800	432	384
Bankers West Parkade	Calgary	West Parkade adjacent to Bankers Hall	1	50%	250	125	110
Herald Site	Calgary	One block from our existing Calgary assets	1	100%	1,200	1,200	1,068
300 Queen Street(3)	Ottawa	Third phase of Place de Ville project	1	25%	577	144	128
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733	733	733
Block 173	Denver	One block from Republic Plaza	1	100%	600	600	600
			8		10,960	10,034	9,669
Equity accounted investments
U.S. Office Fund
Reston Crescent	Washington, D.C.	36 acre landscaped campus in Reston, Virginia	1	61%	724	443	337
1500 Smith Street	Houston	Adjacent to 1400 Smith Street	1	61%	500	306	233
Allen Center Clay Street	Houston	Located in the heart of the Allen Center / Cullen Center complex	1	61%	600	368	279
Five Allen Center	Houston	Adjacent to the Allen Center	1	61%	1,100	675	513
			4		2,924	1,792	1,362
Other
100 Bishopsgate	London, U.K.	Located within the central core of the city of London	1	50%	820	410	410
			1		3,744	2,202	1,772
Total development			13		14,704	12,236	11,441
(1) Reflects Brookfield Properties interest before considering non-controlling interest of fund subsidiaries of 14% and of other subsidiaries including Brookfield Financial Properties L.P. of 0.6% and BPO Properties of 10.3%
 (2) Reflects Brookfield Properties interest net of non-controlling interests described in note above which includes a 99.4% ownership interest in Brookfield Financial Properties L.P., a 89.7% ownership interest in BPO Properties Ltd., and an effective 47% interest in the U.S. Office Fund
 (3) Included in Canadian Office Fund

Brookfield Properties Corporation	11

RESIDENTIAL DEVELOPMENT INVENTORIES
Through our residential development business segment, we develop residential land and conduct homebuilding operations. Operations are currently focused in five markets: Alberta and Ontario in Canada, and Colorado, Texas and Missouri in the U.S. These business units primarily entitle and develop land in master-planned communities and then sell these lots to other homebuilders. However, in Alberta and Ontario we also build and sell homes.

We intend to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise.

We classify our residential development business into three categories: land held for development; land under development; and housing inventory. Costs attributable to land held for development include costs of acquiring land as well as general infrastructure costs to service the land within a community. These costs are not directly related to saleable lots and accordingly are classified as non-current on the balance sheet. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development, which includes all underlying costs that are attributable to the phase of saleable lots, including costs of the underlying land, roads, and parks. Included in housing inventory is associated land as well as construction costs. Both land under development and housing inventory consist of inventory that will be sold in the current operating cycle for that phase and accordingly are classified as current assets on our balance sheet.

	Current		Non-current
	Under Development	Housing Inventory	Held for Development
	Number of Lots/Acres	Number of Units	Number of Acres
Single Family (Lots)
Alberta	1,736	272	6,339
Ontario	43	322	1,530
Colorado	951	―	2,299
Texas	77	―	3,946
Missouri	91	―	205
Total Single Family (Lots)	2,898	594	14,319
Total Single Family (Acre Equivalent)(1)	527

Multi-Family and Commercial (Acres)
Alberta	127	306	―
Colorado	10	―	―
Texas	1	―	―
Total Multi-Family and Commercial (Acres)	138	306	―
(1)Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

12	Q1/2010 Interim Report

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:

•	Net income;
•	Net operating income;
•	Funds from operations;
•	Overall indebtedness level;
•	Weighted average cost of debt; and
•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income attributable to shareholders, net operating income and funds from operations. Although net income is calculated in accordance with IFRS, net operating income and funds from operations do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income and a full reconciliation of net income to funds from operations on page 36 of this MD&A.

Net Income
Net income is calculated in accordance with IFRS. Net income is used as a key indicator in assessing the profitability of the company.

Net Operating Income
Net operating income is defined by us as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, fair value adjustments and income tax expenses. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We measure the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year dispositions and acquisitions.

Funds from Operations
We define funds from operations as income before fair value adjustments, income taxes and other as presented on the face of the statement of income, less non controlling interests, one-time transaction costs and certain other non cash items, if any. Although funds from operations is a widely used measure to analyze real estate, we believe that funds from operations, net operating income and net income are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of funds from operations to net income as we believe net income is the most comparable measure.

KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income, net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates as market conditions permit; and
•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:
•	The availability of equity capital at a reasonable cost;
•	The availability of debt capital at a cost and on terms conducive to our goals; and
•	The availability of new property acquisitions that fit into our strategic plan.

Brookfield Properties Corporation	13

PART II – INTERNATIONAL FINANCIAL REPORTING STANDARDS

Impact of Adoption of IFRS
IFRS are premised on a conceptual framework similar to Canadian GAAP, although significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS did not have an impact on our reported net cash flows, it did have a material impact on our consolidated balance sheets and statements of income. In particular, our opening IFRS balance sheet reflects the revaluation of substantially all of our commercial properties and developments to fair value and, as a result, our intangible assets and liabilities are no longer separately recognized. Also, our U.S. Office Fund and certain other joint ventures which were consolidated as variable interest entities or proportionately consolidated are recorded as investments accounted for following the equity method. All such changes to the opening balance sheet required a corresponding tax adjustment to be recorded based on the resultant differences. The impact of these differences on the January 1, 2009 opening balance sheet under IFRS compared to our December 31, 2008 balance sheet under Canadian GAAP resulted in common equity increasing from $3.4 billion to approximately $5.8 billion or approximately $15 per share. In addition, the impact of these differences on our December 31, 2009 balance sheet under IFRS compared to the balance sheet under Canadian GAAP resulted in common equity increasing from $4.5 billion to $6.5 billion or approximately $15 per share.

IFRS 1: First-Time Adoption of IFRS
The adoption of IFRS required the application of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits limited optional exemptions. The following are the optional exemptions available under IFRS 1 which we applied in preparation of our first financial statements under IFRS:

a)	Business Combinations
IFRS 1 states that a first-time adopter may elect not to apply IFRS 3, “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. We made this election in order to only apply IFRS 3 to business combinations prospectively (i.e. to those that occur on or after January 1, 2009).

b)	Cumulative Translation Differences
IAS 21, “The Effects of Changes in Foreign Exchange Rates”, requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. We deemed all cumulative translation differences to be zero on transition to IFRS by adjusting the cumulative amounts through opening retained earnings.

IFRS 1 allows for certain other optional exemptions; however, such exemptions were not deemed to be significant to our adoption of IFRS.

The following discussion has been prepared using the standards and interpretations currently issued and expected to be effective at the end of our first annual IFRS reporting period, which will be December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and, as a result, the impact of our conversion to IFRS may be different than its current expectation.

Impact of IFRS on Financial Position
The following paragraphs quantify and describe the impact of significant differences between Canadian GAAP and IFRS on our consolidated balance sheet.

Commercial Properties and Commercial Developments
We consider our commercial properties and commercial developments to be investment properties under IAS 40, “Investment Property” (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or for sale in the ordinary course of business. Similar to Canadian GAAP, investment property is initially recorded at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for its investment property. We have elected to use the fair value model. We have determined that the fair value of our commercial property and development portfolio at January 1, 2009 is approximately $3.3 billion (December 31, 2009 - $1.8 billion) greater than the carrying value under Canadian GAAP, inclusive of fair value adjustments relating to investment properties that are held in joint ventures that will be accounted for following the equity method under IFRS and net of corresponding intangible assets and liabilities and straight-line rent which were recorded separately under Canadian GAAP. This increase is offset by the deconsolidation of the aforementioned equity accounted joint ventures which is discussed further below.  We determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at January 1, 2009 and December 31, 2009 less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows, and using weighted average discount and terminal capitalization rates of approximately 8% and 7%, respectively. Commercial developments under active development were also measured using a discounted cash flow model, net of costs to complete. Developments in the planning phase were measured using comparable market data.

14	Q1/2010 Interim Report

Equity Accounted Investments
The balance of equity accounted investments at January 1, 2009 is approximately $3.0 billion (December 31, 2009 - $1.9 billion) under IFRS. These investments relate primarily to entities that were consolidated as variable interest entities or proportionately consolidated under Canadian GAAP that we will account for following the equity method, including our investment in the U.S. Office Fund. The carrying amount of our equity accounted investments reflects our proportionate share of the adjustments required in order to measure the investment properties in these joint ventures at their fair values.

Receivables and Other
Straight-line rent receivable reflected in receivables and other under Canadian GAAP is included in the carrying amount of commercial properties in our balance sheets under IFRS. The balance of receivables and other at January 1, 2009 decreased by approximately $0.3 billion (December 31, 2009 - $0.6 billion) under IFRS as a result of the reclassification of straight-line rent receivable balances to commercial property, as well as the impact of accounting for the U.S. Office Fund and certain other joint ventures following the equity method.

Intangible Assets and Liabilities
With the adoption of IFRS, we derecognized our intangible assets and liabilities that relate to tenant leases otherwise considered in the determination of the fair value of our investment properties. This resulted in a decrease to intangible assets and liabilities of $0.6 billion and $0.7 billion, respectively at January 1, 2009 (December 31, 2009 - $0.5 billion and $0.6 billion).

Deferred Tax Liability
The deferred tax liability at January 1, 2009 increased by approximately $0.4 billion (December 31, 2009 $0.3 billion) under IFRS primarily due to the increased carrying values of our commercial properties and developments. The deferred tax liability under IFRS will generally be determined by applying tax rates to temporary differences based on the general expectation that the method of realization is through owning and operating our properties rather than through sale.

Commercial Property Debt
The reported balances of property specific mortgages and subsidiary borrowings at January 1, 2009 decreased by approximately $5.5 billion (December 31, 2009 - $6.2 billion) under IFRS compared to balances reported in accordance with Canadian GAAP. The decrease primarily related to the deconsolidation of debt held by entities that were consolidated as variable interest entities or proportionately consolidated under Canadian GAAP that are equity accounted under IFRS.

Financial Instruments
The following are the summary of differences from Canadian GAAP in respect of the following instruments:

a)	Secured loans
Under IFRS the company designated its secured loans as FVTPL on the basis that these financial assets are managed and performance evaluated on a fair value basis. Under Canadian GAAP, these loans were carried at amortized cost. The secured loans were acquired in the fourth quarter of 2009 and had a fair value adjustment of approximately $7 million.

b)	Commercial property debt
Under Canadian GAAP certain participating commercial property debt was being accounted for as a single hybrid instrument at amortized cost using the effective interest rate method and the embedded participation feature was determined not to be an embedded derivative which was required to be accounted for separate from the host instrument. Under IFRS, the participation feature is accounted for separately at fair value and had a carrying amount of $49 million at January 1, 2009 (December 31, 2009 - $54 million).

c)	U.S. Office Fund put and call arrangement
The company’s option under the U.S. Office Fund put and call arrangement is a derivative financial instrument measured at fair value.  Similarly, the company’s obligation under the related cash “true-up” payments represents a financial instrument with an embedded derivative relating to the adjustment for changes in fair value of the properties. The true-up is measured at amortized cost using the effective interest method, except for that portion representing the embedded derivative that is measured at fair value. The gains and losses associated with these instruments are recorded in earnings as fair value gains (losses). Prior to the reorganization of ownership interests in the U.S. Office Fund in the second quarter of 2009, the company did not hold a direct investment in the venture and therefore was not legally a party to the put and call arrangement. Accordingly, the company first recognized the effects of the U.S. Office Fund option and the true-up following the reorganization. The net carrying amount of the U.S. Office Fund option and true up at December 31, 2009 was $321 million.

Brookfield Properties Corporation	15

Non-controlling Interests and Capital Securities – Fund Subsidiaries
The reported balances of non-controlling interests and capital securities – fund subsidiaries at January 1, 2009 decreased by approximately $0.2 billion (December 31, 2009 - $0.2 billion) under IFRS compared to balances reported in accordance with Canadian GAAP. The decrease primarily relates to the deconsolidation of net assets held by entities that were consolidated under Canadian GAAP that are equity accounted under IFRS. Any remaining non-controlling interests are presented in equity under IFRS.

Impact of IFRS on Results of Operations
The following paragraphs highlight the significant recurring differences between Canadian GAAP and IFRS that affect net income.

Fair Value Changes
As a result of electing to use the fair value model to account for our investment properties, net income during any given period may be greater or less than as determined under Canadian GAAP depending on whether an increase or decrease in fair value occurs during the period. The impact of fair value changes resulted in a decrease to net income in 2009 of approximately $0.5 billion on an annualized basis (three months ended March 31, 2009 - $0.4 billion).

Depreciation and Amortization Expense
Under the fair value model, depreciation of investment properties is not recorded. Additionally, historic intangible balances established under Canadian GAAP in connection with past business combinations are no longer separately recognized and accordingly not amortized under IFRS. The impact of no longer amortizing historic intangible balances along with no longer recording depreciation expense on our commercial properties resulted in an increase to net income of approximately $0.5 billion on an annualized basis (three months ended March 31, 2009 - $0.1 billion).

Revenue Recognition
IFRS requires rental revenue to be determined on a straight-line basis considering all rentals from the inception of the lease, whereas Canadian GAAP only requires rental income to be recognized on a straight-line basis prospectively commencing January 1, 2004. This difference, applied retrospectively, resulted in a reduction of net income under IFRS. For the three months ended March 31, 2009 this reduction was insignificant. Also, as we are no longer separately accounting for intangible assets and liabilities relating to acquired above and below market tenant leases, the related amortization of these balances to commercial property revenue is eliminated under IFRS. This difference resulted in a reduction of revenue under IFRS of approximately $123 million on an annualized basis (three months ended March 31, 2009 - $33 million).

Financial Instruments
As described above, certain financial instruments were not separately recognized under Canadian GAAP or are measured on a different basis under IFRS. Additionally, certain cash flow hedges previously meeting hedge accounting criteria under Canadian GAAP are de-designated under IFRS and included in fair value gains (losses).

Income Taxes
We have recorded the corresponding tax effect of the foregoing differences, which resulted in an increase to net income in the amount of $0.1 billion on annualized basis for 2009 (three months ended March 31, 2009 – increase of $40 million) owing primarily to the fair value loss recorded in respect of our investment properties for the period.

Other
In connection with the reorganization of the U.S. Office Fund, a $39 million gain was recognized under Canadian GAAP, principally relating to the settlement of debt securities with consideration in the form of non-controlling equity interest in the Fund. Under IFRS, no such gain was recognized in connection with the settlement of the aforementioned debt securities as the non-controlling interest was initially recorded at its estimated fair value which approximated the carrying amount of the debenture. However, we did recognize a bargain purchase gain of approximately $159 million under IFRS in connection with the reorganization, representing the excess of the fair value of the interest in the venture that we received in the reorganization over the deemed cost, which was the carrying amount of the our pre-existing investment in a subsidiary of the venture. This adjustment to retained earnings also reflects the cumulative amortization of the excess of the carrying amount of our investment in the venture over the inside basis carrying amount of its net assets.

Internal Control Over Financial Reporting
The conversion to IFRS from Canadian GAAP impacts the way we present our financial results and the accompanying disclosures. We have evaluated the impact of the conversion on our financial reporting systems, processes and controls and have noted that the most significant change to our internal and disclosure environment is the requirement to measure and report our portfolio of investment properties at fair value. This change has required us to design and implement new processes and internal controls surrounding the determination of fair values which include, but are not limited to, management’s consideration of recent and comparable transactions, discount rates, estimates of future rental rates and leasing activities, and future capital expenditures, as well as, where appropriate, engaging external specialists to assist with the evaluation of  fair value.

16	Q1/2010 Interim Report

PART III – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE
Our total asset carrying value was $16.2 billion at March 31, 2010, up $0.8 billion as compared with December 31, 2009 largely as a result of an increase in the value of our commercial properties and developments as well as the strengthening of the Canadian dollar and certain investments entered into in the first quarter of 2010. The following is a summary of our assets:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Non-current assets
Investment properties
Commercial properties	$9,746	$9,513
Commercial developments	449	469
Equity accounted investments
Investment in U.S. Office Fund	1,042	945
Other jointly controlled entities	1,004	891
Investments in associates	150	15
Residential development inventories	816	797
Non-current financial assets	817	583
	14,024	13,213
Current assets
Residential development inventories	445	438
Receivables and other assets	1,283	1,341
Restricted cash and deposits	39	39
Cash and cash equivalents	116	104
	1,883	1,922
Assets held for sale(1)	311	311
Total	$16,218	$15,446
(1)	Includes $308 million of commercial properties and $3 million of other assets associated with discontinued operations at March 31, 2010 (December 31, 2009 - $307 million and $4 million, respectively)

COMMERCIAL PROPERTIES
Commercial properties comprises our direct and indirect interests in wholly owned properties, and our proportionate share in jointly controlled assets.

The fair value of our commercial properties was $9.7 billion as at March 31, 2010 up $0.2 billion from the balance at December 31, 2009. The increase is attributable to an underlying increase in the values of our properties as well as the strengthening of the Canadian dollar. The increase in the value of our properties is primarily due to foreign exchange as well as improvements in leasing and timing of cash flows. The consolidated fair value of our North American commercial properties is approximately $352 per square foot.

A breakdown of our direct commercial properties is as follows:

(Millions, except per square feet)	Mar. 31, 2010			Dec. 31, 2009
Region	Value	(000’s Sq. Ft.)	Value psf	Value	(000’s Sq. Ft.)	Value psf
United States(1)	$5,846	16,054	$364	$5,777	16,052	$360
Canada	3,900	11,602	336	3,736	11,602	322
Total	$9,746	27,656	$352	$9,513	27,654	$344
(1)	Excludes value associated with assets held for sale of $308 million (December 31, 2009 - $307 million) or $101 psf (December 31, 2009 - $101 psf)

Brookfield Properties Corporation	17

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Mar. 31, 2010			Dec. 31, 2009
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	12.25%	7.25%	8.81%	12.25%	7.25%	8.80%
Terminal cap rate	10.00%	5.50%	6.89%	10.00%	5.50%	6.87%
Investment horizon (yrs)	15	2	10	15	2	10
Canada
Discount rate	8.75%	6.75%	7.37%	8.75%	6.75%	7.38%
Terminal cap rate	8.00%	6.25%	6.64%	8.00%	6.25%	6.65%
Investment horizon (yrs)	15	10	10	15	10	10

Values are most sensitive to changes in discount rates.

Fair value of $9,746 million at March 31, 2010 (December 31, 2009 - $9,513 million) results in a going in capitalization rate of 6.7% (December 31, 2009 – 6.8%) based on annualized first quarter 2010 net operating income, adjusted for certain non-recurring income and stabilization of certain properties recently transferred from development.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Capital expenditures for tenant improvements that enhance the value of our properties and leasing commissions are capitalized in the year incurred. For the three months ended March 31, 2010, such expenditures totaled $6 million, compared with the $22 million expended during the same period in 2009.

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three months ended March 31, 2010 totaled $5 million, compared with $1 million during 2009. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. Fluctuations to our capital expenditures vary period over period based on required and planned expenditures on our properties. In the current year we incurred costs related to roof repairs, elevator upgrades, lobby renovations and fire safety at various properties. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. These expenditures are recoverable in some cases. During the three months ended March 31, 2010, $2 million of our total capital expenditures were recoverable, compared with $1 million in the prior year.

The following table summarizes the changes in value of our commercial properties:

(Millions)	Mar. 31, 2010
Beginning of period	$9,513
Fair value adjustments	80
Foreign exchange	135
Expenditures and other	18
End of period	$9,746

COMMERCIAL DEVELOPMENTS
Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $449 million at March 31, 2010, a decrease of $20 million from $469 million at December 31, 2009. The decrease is primarily attributable to decrease in the values of our development sites, owing primarily to changes in expected timing of cash flows. Based on 10 million of development square feet at our owned interest, the value at March 31, 2010 represents approximately $45 per square foot.

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 15 million square feet of high-quality, centrally-located development properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa and Denver, we will undertake developments when our risk-adjusted returns and preleasing targets have been achieved.

18	Q1/2010 Interim Report

Expenditures for development of commercial properties totaled $6 million for the three months ended March 31, 2010 as compared with $34 million during the three months ended March 31, 2009. The decrease is due to lower construction costs as a result of reaching practical completion on our largest active projects in 2009, including Bay Adelaide Centre in Toronto and Bankers Court in Calgary.

The details of development and redevelopment expenditures are as follows:

	Three months ended March 31
(Millions)	2010		2009
Construction costs	$	―	$23
Capitalized borrowing costs		6	10
Property taxes and other		―	1
Total		$6	$34

The following table summarizes the changes in value of our commercial developments:

(Millions)	Mar. 31, 2010
Beginning of period	$469
Fair value adjustments	(32)
Foreign exchange	5
Expenditures and other	7
End of period	$449

INVESTMENT IN U.S. OFFICE FUND
Our interest in the Trizec portfolio was initially purchased for $857 million, after the assumption of debt and acquisition financing totaling $3.7 billion in the fourth quarter of 2006. A reorganization of investors’ interests in the U.S. Office Fund was completed in the second quarter of 2009 which resulted in a small increase in our economic interest in the Fund from 45% to 47%.

Our interest in the U.S. Office Fund (the “Fund”) is held through an indirect interest in TRZ Holdings LLC (the “Venture”), an entity established by us and our joint venture partner, The Blackstone Group (“Blackstone”). The venture owns a portfolio of commercial properties which are sub-managed by Brookfield and Blackstone. Together with Blackstone we have joint control over the strategic financial and operating policy decisions relating to the activities of the venture and, accordingly, we account for our interest in the venture following the equity method of accounting. We manage the Brookfield sub-managed portfolio on behalf of the venture, and manage the interest in the Fund on behalf of a consortium of investors.

Following a reorganization of the investors’ interests in the Fund which was completed in the second quarter of 2009, our interest in the Fund is principally held through a 76% equity interest in a subsidiary, BPOP Holdings (U.S.) LLC. The remaining 24% interest is held by one of our Fund partners. BPOP Holdings (U.S.) LLC in turn holds a 60% equity interest in the venture. BPOP Holdings (U.S.) LLC is consolidated in our financial statements with the 24% interest held by a Fund partner included as non-controlling interests – fund subsidiaries. The balance of our investment is held through a 7% interest in Brookfield Properties Office Partners, Inc., which in turn owns a 14% interest in the venture. Prior to the reorganization, our interest in the Fund was principally held through a wholly-owned subsidiary, BPOP (Canada) Inc., which indirectly owned a 38% equity interest in a subsidiary of the venture, TRZ Holdings II Inc. (formerly Trizec Properties Inc.).

The economic interests in the Fund can be summarized as follows:

	Holdings	Economic Interest
Brookfield Properties	76% of BPOP Holdings (U.S.) LLC which owns 60% of Venture(1)	47%
Fund Partners	24% of BPOP Holdings (U.S.) LLC which owns 60% of Venture	14%
		61%
Blackstone	26% of Venture	26%
Other Fund Partners	93% of Brookfield Properties Office Partners, Inc. which owns 14% of Venture	13%
		100%
(1)In addition Brookfield Properties owns 7% of Brookfield Properties Office Partners, Inc. which owns 14% of Venture

Under the terms of the joint venture agreement with Blackstone, commencing in 2011, for a period of nine months, Blackstone has the option to put its interest in the venture in exchange for those properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, commencing in 2013, for a period of 14 months, the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments (the “true-up”) to compensate for differences between the distributions paid and the actual cash flows of the respective sub-managed properties. Such cash adjustments also provide for cross participation in cash flows and changes in fair value of each party’s sub-managed properties. The option and the true-up are financial instruments subject to fair value measurement and presented as Non-current financial assets and Non-current financial liabilities, respectively. The related gains and losses from measuring these financial instruments at fair value at each balance sheet date are reflected in net income as fair value adjustments.

Brookfield Properties Corporation	19

The fair value of the U.S. Office Fund option is estimated as the difference between the expected value of Blackstone’s interest in the venture and the expected value of the equity in the Blackstone sub-managed properties to be transferred to Blackstone at the anticipated exercise date discounted to the balance sheet date using the applicable risk-free discount rate. The fair value of the true-up is estimated by discounting the expected future cash flows payable under the true-up to the balance sheet date using the applicable risk-free discount rate. The expected future cash flows used to estimate the fair value of the true-up are estimated based on the cumulative amount payable in respect of the cash flows of the venture up to the balance sheet date and the expected value of the equity in the Brookfield and Blackstone sub-managed properties at the expected exercise date.

Summarized financial information in respect of the venture is set out below:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Non-current assets
Commercial properties	$7,234	$6,873
Commercial developments	44	244
Current assets	168	177
Total assets	7,446	7,294
Non-current liabilities
Commercial property debt(1)	5,698	5,704
Current liabilities	257	287
Total liabilities	5,955	5,991
Net assets	1,491	1,303
Our net investment in the venture(2)	$1,042	$945
(1)Refer to page 27 for debt details
(2)Includes non-controlling interests share of net assets of the venture of $328 million as at March 31, 2010 (2009 - $305 million)

Brookfield Properties net investment in the U.S. Office Fund of $1,042 million at March 31, 2010 (2009 - $945 million) is inclusive of a non-controlling interest of a Fund partner of $328 million at March 31, 2010 (2009 - $305 million). The company’s investment, net of this interest, of $714 million at March 31, 2010 (2009 - $640 million) should be considered in conjunction with the value of the U.S. Office Fund option of $349 million at March 31, 2010 (2009 – $346 million) which is included in non-current financial assets and described on page 23 and the value of the true-up liability of $25 million at March 31, 2010 (2009 - $25 million) which is included in non-current financial liabilities and is described on page 29.

	Three months ended March 31
(Millions)	2010	2009
Revenue	$206	$202
Expenses	(142)	(139)
Earnings before fair value gains (losses)	64	63
Fair value gains (losses)	125	(669)
Net earnings (losses)	189	(606)
Our net earnings (losses) from the venture(1)	$100	$(224)
(1)Includes non-controlling interests share of earnings (losses) of $22 million for the three months ended March 31, 2010 (2009 - nil)

20	Q1/2010 Interim Report

OTHER JOINTLY CONTROLLED ENTITIES
The company has investments in joint ventures that are jointly controlled entities. These joint ventures hold individual commercial properties that the company owns together with co-owners.

At March 31, 2010, the company had interests a number of jointly controlled entities, which have been accounted for following the equity method. These jointly controlled entities own interests in the following assets:

		Proportionate Ownership Interest
	Location	Mar. 31, 2010	Dec. 31, 2009
Commercial properties:
245 Park Avenue	Midtown, New York	51%	51%
Four World Financial Center	Downtown, New York	51%	51%
First Canadian Place	Toronto, Canada	25%	25%
77 K Street	Washington, D.C.	50%	50%
Commercial developments:
100 Bishopsgate	London, U.K.	50%	―

Four World Financial Center in downtown, New York is owned through WFP Tower D. Co. LP, a joint venture between us and an affiliate of the principal tenant of the property. WFP Tower D. Co. LP is required under the joint venture agreement to make annual preferred distributions of $11 million to the company’s joint venture partner through September 2013. The ground lease on which the building is situated expires on June 17, 2069.

First Canadian Place in Toronto is owned through 2072790 Ontario Inc., a joint venture company that owns all of the outstanding shares of First Place Tower Brookfield Properties, Inc. which holds the property known as First Canadian Place in Toronto. The office tower is subject to a land lease with respect to 50% of the land on which the property is situated. The land lease will expire on December 1, 2023 subject to extension under certain circumstances. At the expiry of the land lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the office tower.

During the first quarter of 2010, we entered into a joint venture agreement to acquire a 50% ownership in a development site, 100 Bishopsgate, in London, U.K.

Summarized financial information in respect of our interests in these jointly controlled entities is as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Non-current assets
Commercial properties	$3,305	$3,210
Commercial developments	136	—
Current assets	216	118
Total assets	3,657	3,328
Non-current liabilities
Commercial property debt(1)	1,170	1,179
Current liabilities	355	225
Total liabilities	1,525	1,404
Net assets	$2,132	$1,924
Our share of net assets	$1,004	$891
(1)Refer to page 27 for debt details

	Three months ended March 31
(Millions)	2010	2009
Revenue	$108	$105
Expenses	(68)	(58)
Earnings before fair value gains (losses)	40	47
Fair value gains (losses)	56	(214)
Net earnings (losses)	96	(167)
Our share of net earnings (losses)	$46	$(86)

Brookfield Properties Corporation	21

INVESTMENTS IN ASSOCIATES
The company exercises significant influence over the following investments which have been accounted for using the equity method:

($ in Millions)		Ownership Interest
Investment	Principal activity	Mar. 31, 2010	Dec. 31, 2009
Brookfield LePage Johnson Controls	Facilities management	40%	40%
Oakridges	Residential development investment	23.75%	23.75%
Other	Investment in secured loans	55%	―
Brookfield net investment		$ 150	$ 15

Included in investments in associates is the company’s interest in Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, which is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture manages nearly 199 million square feet of premises for major corporations and government, comprised of 101 million square feet of facility management services, 67 million square feet of workplace technology services and 30 million square feet of energy and sustainability services, representing growth of 22 million square feet of facility management services and 30 million square feet of energy and sustainability services. Investments in associates also includes our 23.75% investment in Oakridges, which is a residential development project in Toronto.

Included in other is our investment in 51% of $590 million of bank debt at face value that is secured by the equity in a portfolio of commercial properties in Washington, D.C. The investment is held through an entity which is owned 55% by Brookfield Properties and the balance by institutional clients.

RESIDENTIAL DEVELOPMENT INVENTORIES
Our residential development operations are focused in five markets: Alberta, Ontario, Colorado, Texas and Missouri. The book value of these investments at March 31, 2010 was $1,261 million, compared with $1,235 million at the end of 2009. The increase was primarily attributable to foreign exchange fluctuations due to the strengthening of the Canadian dollar since December 31, 2009.

The details of our residential development property portfolio are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Under development	$326	$337
Housing inventory	119	101
Total current	445	438
Held for development – non-current	816	797
Total	$1,261	$1,235

The details of our land under development, housing inventory and land held for development are as follows:

	Current
	Number of Lots/Acres		Book Value (Millions)
Under development	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
Single Family (Lots)
Alberta	1,736	1,827	$210	$223
Ontario	43	―	3	―
Colorado	951	996	53	53
Texas	77	80	4	4
Missouri	91	93	2	3
Total Single Family (Lots)	2,898	2,996	$272	$283
Total Single Family (Acre Equivalent)(1)	527	546

Multi-Family and Commercial (Acres)
Alberta	127	136	$52	$52
Colorado	10	10	2	2
Texas	1	1	―	―
Total Multi-Family and Commercial (Acres)	138	147	$54	$54
Total Book Value			$326	$337
(1)Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

22	Q1/2010 Interim Report

	Current
	Number of Units		Book Value (Millions)
Housing Inventory	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
Single Family
Alberta	272	165	$33	$21
Ontario	322	341	53	48
	594	506	86	69
Multi-Family
Alberta	306	265	33	32
Total	900	771	$119	$101

	Non-current
	Number of Acres		Book Value (Millions)
Held for Development	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
Alberta	6,339	6,385	$489	$477
Ontario	1,530	1,488	63	57
Colorado	2,299	2,299	154	153
Texas	3,946	3,946	102	102
Missouri	205	205	8	8
Total	14,319	14,323	$816	$797

NON-CURRENT FINANCIAL ASSETS
The components of non-current financial assets are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Equity securities designated as available-for-sale	$102	$102
Equity securities designated as fair value through profit or loss	213	―
Derivative assets	487	346
Secured loans	15	135
	$817	$583

Equity securities designated as available-for-sale
Following a transaction in the fourth quarter of 2009 that diluted our ownership interest in 1625 Eye Street in Washington, D.C. by 90%, the company retained a 10% common equity interest, initially recorded at $10 million and received preferred equity securities of $92 million, bearing a fixed dividend of 6.25% and redeemable by the issuer at par in 2016, which are pledged as security for a loan payable to the issuer in the same amount. Following the transaction, the company neither controls nor exercises significant influence over 1625 Eye Street and classifies this interest as available-for-sale.

Equity securities designated as fair value through profit or loss
Equity securities designated as fair value through profit or loss (“FVTPL”) represents a portfolio investment in a privately held property development and investment company that is designated as FVTPL.

Derivative assets
Also included in non-current financial assets is the value of the U.S. Office Fund option that provides for the put of the Blackstone sub-managed portfolio to Blackstone in return for a greater interest in the Brookfield sub-managed portfolio as discussed on page 19. Derivative assets also includes a cash collateralized total return swap entered into with BAM.

Secured loans
Secured loans includes a $15 million (2009 - $135 million) investment in loans secured by commercial property bearing interest at LIBOR plus 1.75% and maturing between December 31, 2011 and December 31, 2012. In the first quarter of 2010, the secured loans, with a principal value of $291 million, were transferred to an associate. Secured loans have been designated as FVTPL.

Brookfield Properties Corporation	23

RECEIVABLES AND OTHER ASSETS
Receivables and other assets decreased to $1,283 million at March 31, 2010 from $1,341 million at December 31, 2009 largely due to a decrease in the loan receivable from our parent company, BAM. During the third quarter of 2009, we raised proceeds from a common share offering and a preferred share issuance, of which a portion was put on deposit with BAM. This loan receivable earns interest at a rate of LIBOR plus 42.5 basis points.

The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Accounts receivable	$211	$194
Loan receivable from BAM (1)	574	648
Residential receivables and other assets	343	343
Prepaid expenses and other assets	155	156
Total	$1,283	$1,341
(1)Refer to page 53 for further details

RESTRICTED CASH AND DEPOSITS
Restricted cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits was $39 million at March 31, 2010 consistent with the balance at December 31, 2009.

CASH AND CASH EQUIVALENTS
We endeavor to maintain liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.

As at March 31, 2010, cash balances increased to $116 million from $104 million at December 31, 2009 principally as a result of the impact of foreign exchange.

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
At March 31, 2010, the four properties that comprise the company’s Minneapolis portfolio, namely, RBC Plaza, 33 South Sixth Street, and Gaviidae I and II continued to be classified as assets held for sale. As the portfolio represents a specific geographic market that management intends to exit, the corresponding revenues and expenses have been reclassified to discontinued operations in the statement of income. The company still intends to exit this market through the sale of these properties and continues to make adjustments to its marketing efforts in response to current market conditions.

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Investment properties	$308	$307
Other assets	3	4
Assets held for sale	311	311

Commercial property debt	152	156
Other liabilities	12	18
Liabilities associated with assets held for sale	$164	$174

The following table summarizes income from discontinued operations:

	Three months ended March 31
(Millions)	2010	2009
Revenue	$14	$13
Operating expenses	(7)	(7)
	7	6
Interest expense	(3)	(3)
Income from discontinued operations	$4	$3

24	Q1/2010 Interim Report

LIABILITIES AND EQUITY
Our asset base of $16.2 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity over the past two years are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Liabilities Non-current liabilities
Commercial property debt	$4,570	$4,525
Residential development debt	14	46
Capital securities – corporate	1,043	1,009
Other non-current financial liabilities	117	117
Other non-current liabilities	172	172
Deferred tax liabilities	547	516
	6,463	6,385
Current liabilities
Commercial property debt	618	626
Residential development debt	350	131
Accounts payable and accrued liabilities	439	475
	1,407	1,232
Liabilities associated with assets held for sale(1)	164	174
Total liabilities	$8,034	$7,791
Equity
Preferred equity – corporate	$561	$304
Common equity	6,754	6,514
Total shareholder’s equity	7,315	6,818
Preferred equity – subsidiaries	376	363
Non-controlling interests – fund subsidiaries	328	305
Non-controlling interests – other subsidiaries	165	169
Total equity	$8,184	$7,655
Total liabilities and equity	$16,218	$15,446
(1)Includes $152 million of commercial property debt and $12 million of other liabilities related to discontinued operations at March 31, 2010 (December 31, 2009 – $156 and $18 million, respectively)

COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $5,188 million at March 31, 2010, consistent with $5,151 million at December 31, 2009. The increase is attributable to the impact of foreign exchange as well as an additional advance on a construction loan, offset by the paydown of the outstanding balance on Place de Ville I in Ottawa and principal amortization payments. Commercial property debt at March 31, 2010 had a weighted average interest rate of 5.95% (December 31, 2009 – 5.94%).

We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At March 31, 2010, the average term to maturity of our commercial property debt was six years, compared to our average lease term of seven years.

The tightening of the credit markets over the last two years has posed a significant challenge to property owners and managers. However, in spite of these conditions, we were successful in refinancing or extending $1 billion of commercial property debt during 2009. We believe completing these financings in this tough credit environment is a validation of our strategy of owning high-quality assets in North America’s top markets and positioned us well to deal with our 2010 and 2011 maturities.

We have $763 million of committed corporate credit facilities consisting of a $463 million revolving credit facility from a syndicate of banks and a $300 million line from BAM. At March 31, 2010, the balance drawn on these facilities was nil and nil, respectively (balances drawn at December 31, 2009 were also nil and nil, respectively). We incurred nil in interest expense related to the line from BAM for the three months ended March 31, 2010 (March 31, 2009 – $0.5 million). Additionally, we have a term loan facility, which was refinanced during the third quarter of 2009 at a rate of LIBOR + 375 basis points (with a LIBOR floor of 2%). The outstanding balance at March 31, 2010 on this facility was $100 million (December 31, 2009 - $100 million) and it matures on September 30, 2010.

As at March 31, 2010, we had $15 million (December 31, 2009 - $15 million) of indebtedness outstanding to BAM and its affiliates. Interest expense related to this indebtedness totaled nil for the three months ended March 31, 2010, consistent with the same period in 2009.

Brookfield Properties Corporation	25

The details of commercial property debt at March 31, 2010 are as follows:

($ in Millions)	Location	Rate %	Maturity Date		Mar. 31, 2010(1,2)	Mortgage Details(3)
Direct
Bay Adelaide Centre(4)	Toronto	1.81	July	2010	$383	Non-recourse, floating rate
Bankers Court	Calgary	1.90	October	2010	44	Non-recourse, floating rate
Queen’s Quay Terminal	Toronto	7.26	March	2011	32	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	August	2011	68	Non-recourse, fixed rate
1201 Louisiana Street	Houston	6.73	September	2011	100	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	November	2011	75	Non-recourse, fixed rate
West 31st Street(5)	New York	6.00	January	2012	105	Non-recourse, floating rate
300 Madison Avenue	New York	0.53	April	2012	42	Non-recourse, floating rate
Exchange Tower	Toronto	6.83	April	2012	59	Non-recourse, fixed rate
RBC Plaza(6)	Minneapolis	5.50	April	2012	68	Non-recourse, floating rate
Royal Centre	Vancouver	4.96	May	2012	115	Non-recourse, fixed rate
151 Yonge Street(7)	Toronto	6.01	June	2012	11	Non-recourse, fixed rate
HSBC Building	Toronto	8.19	October	2012	21	Non-recourse, fixed rate
105 Adelaide	Toronto	5.32	February	2013	22	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	April	2013	324	Non-recourse, fixed rate
Hudson’s Bay Centre (8)	Toronto	5.20	May	2013	107	Non-recourse, fixed rate
75 State Street	Boston	5.50	June	2013	298	Non-recourse, floating rate
Two World Financial Center	New York	6.91	September	2013	297	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October	2013	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November	2013	164	Non-recourse, fixed rate
Jean Edmonds Tower(7)	Ottawa	5.55	January	2014	1	Non-recourse, fixed rate
Republic Plaza	Denver	5.14	April	2014	158	Non-recourse, fixed rate
Suncor Energy Centre	Calgary	6.38	June	2014	213	Non-recourse, fixed rate
Two World Financial Center	New York	9.00	September	2014	154	Non-recourse, floating rate
53 State Street	Boston	5.96	August	2016	280	Non-recourse, fixed rate
One World Financial Center	New York	5.83	February	2017	308	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September	2017	835	Non-recourse, fixed rate
2 Queen Street East(7)	Toronto	5.64	December	2017	28	Non-recourse, fixed rate
Altius Centre(7)	Calgary	5.64	December	2017	20	Non-recourse, fixed rate
Canadian Western Bank(7)	Edmonton	5.64	December	2017	14	Non-recourse, fixed rate
West 33rd Street(5)	New York	5.90	April	2018	122	Non-recourse, fixed rate
Enbridge Tower(7)	Edmonton	6.50	July	2019	5	Non-recourse, fixed rate
22 Front Street	Toronto	6.24	October	2020	19	Non-recourse, fixed rate
Jean Edmonds Tower(7)	Ottawa	6.79	January	2024	17	Non-recourse, fixed rate
33 South Sixth Street(6)	Minneapolis	8.72	May	2028	84	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December	2028	152	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April	2032	400	Non-recourse, fixed rate
Total Direct		5.93			5,240
Corporate
Term Facility	―	5.75	September	2010	100	Recourse, floating rate
Corporate Revolver(9)	―	4.19	December	2010	―	Recourse, floating rate
Corporate Revolver	―	4.00	June	2011	―	Recourse, floating rate
Total Corporate		5.75			100
Total Commercial Property Debt		5.95			$5,340
(1)Represents our consolidated interest before non-controlling interests
(2)Net of $30 million of transaction costs
(3)Non-recourse to Brookfield Properties Corporation
(4)Has a one-year extension option available at maturity. The criteria to extend to 2011 have been met as of March 31, 2010
(5)Development debt
(6) Commercial property debt of $152 million relates to discontinued operations
(7)Canadian Office Fund debt
 (8)Has a two-year extension option to May 2015 which is available to the company provided certain debt service and loan-to-value thresholds are met
(9)Represents corporate line from BAM

26	Q1/2010 Interim Report

 Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1)	Maturities	Total(2)	Mar. 31, 2010
Remainder 2010	$94	$527	$621	3.09%
2011	136	269	405	5.00%
2012	129	368	497	5.97%
2013	40	1,046	1,086	6.10%
2014	34	501	535	4.86%
2015 and thereafter	451	1,745	2,196	6.30%
Total commercial property debt	$884	$4,456	$5,340	5.95%
(1)Paid through our annual cash flows
(2) Includes $152 million of commercial property debt related to discontinued operations at March 31, 2010 (December 31, 2009 - $156 million)

Commercial property debt – equity accounted investments
The details of commercial property debt of our equity accounted investments at March 31, 2010 are as follows:

					Mar. 31, 2010
($ in Millions)	Location	Rate %	Maturity Date		Proportional(1)	Total	Mortgage Details(2)
U.S. Office Fund
Waterview	Washington, D.C.	2.25	August	2010	$3	$5	Non-recourse, floating rate
Two Ballston Plaza	Washington, D.C.	6.90	April	2011	15	24	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	6.90	April	2011	19	31	Non-recourse, fixed rate
Silver Spring Metro Plaza(3)	Washington, D.C.	6.00	September	2011	55	88	Non-recourse, fixed rate
2401 Pennsylvania Avenue(3)	Washington, D.C.	6.00	September	2011	16	26	Non-recourse, fixed rate
1250 Connecticut(3)	Washington, D.C.	6.00	September	2011	26	41	Non-recourse, fixed rate
1460 Broadway	New York	5.11	November	2012	―	12	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	2.30	May	2013	―	57	Non-recourse, floating rate
1400 Smith Street	Houston	5.77	October	2013	149	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February	2014	66	107	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	4.24	April	2014	35	56	Non-recourse, floating rate
Grace Building	New York	5.54	July	2014	115	186	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July	2014	―	107	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September	2014	141	228	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December	2014	28	45	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February	2016	30	49	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March	2016	241	388	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April	2016	12	20	Non-recourse, fixed rate
U.S. Fund Pool debt	—	6.84	May	2011	142	302	Non-recourse, fixed rate
U.S. Fund corporate debt(4)	—	2.73	October	2011	1,306	3,093	Non-recourse, fixed/floating rate
U.S. Fund Pool debt	—	0.98	October	2011	279	593	Non-recourse, floating rate
Total U.S. Office Fund					2,678	5,698
Other jointly controlled entities
77 K Street	Washington, D.C.	4.43	April	2010	36	72	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	February	2011	222	444	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	September	2013	177	354	Non-recourse, fixed rate
First Canadian Place	Toronto	5.37	December	2014	75	300	Non-recourse, fixed rate
Total					$3,188	$6,868
(1)Reflects Brookfield Properties’ effective 47% interest in properties in the U.S. Office Fund
(2)Non-recourse to Brookfield Properties Corporation
(3)Property debt is cross-collateralized
(4)As at March 31, 2010 $1 billion of this debt has been swapped to a fixed rate at an average rate of 1.38%

Brookfield Properties Corporation	27

RESIDENTIAL DEVELOPMENT DEBT
Land development debt increased to $364 million at March 31, 2010 from $177 million at December 31, 2009 due to additional draw downs on our corporate bank lines. Our land development financing is primarily recourse to the underlying residential development properties and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 4.56% at March 31, 2010 (December 31, 2009 – 4.01%).

	Mar. 31, 2010		Dec. 31, 2009
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Fixed rate	5.55%	$28	6.04%	$28
Variable rate	4.11%	336	3.82%	149
	4.56%	$364	4.01%	$177

Current Non-current		350 14		131 46
		$364		$177

CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years and thereafter:

		Payments Due By Period
(Millions)	Total	Less than 1 year	2 - 3 Years	4 - 5 Years	After 5 Years
Commercial property debt(1)	$ 5,340	$ 621	$ 902	$ 1,621	$ 2,196
Residential development debt	364	350	10	3	1
Capital securities - corporate	1,043	197	―	394	452
Interest expense(2)
Commercial property debt	1,673	213	495	328	637
Capital securities - corporate	239	43	93	72	31
Minimum rental payments - ground leases(3)	1,209	16	44	42	1,107
(1)Net of transaction costs and includes $152 million of debt associated with discontinued operations
(2)Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
(3)Represents payments on properties situated on land held under leases or other agreements

Corporate Guarantees and Contingent Obligations
We conduct our operations through entities that are either fully or proportionately consolidated in our financial statements except for our investment in the U.S. Office Fund, certain other commercial properties held through jointly controlled entities, our 55% investment in an entity that holds secured loans, our investment in Brookfield LePage Johnson Controls and Oakridges, which is a residential development project in Toronto.

We may be contingently liable with respect to litigation and claims that arise in the normal course of business as well as for certain obligations of our associates in joint ventures. A specific litigation is being pursued against one of our subsidiaries related to security on a defaulted loan. The financial effect of this litigation is not currently determinable.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 27 to our consolidated financial statements.

28	Q1/2010 Interim Report

CAPITAL SECURITIES – CORPORATE
Certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.” As at March 31, 2010 and December 31, 2009, we have the following capital securities – corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2010(1)	Dec. 31, 2009(1)
Class AAA Series E(2)	8,000,000	70% of bank prime	$ ―	$ ―
Class AAA Series F	8,000,000	6.00%	197	190
Class AAA Series G	4,400,000	5.25%	109	109
Class AAA Series H	8,000,000	5.75%	196	189
Class AAA Series I	8,000,000	5.20%	197	190
Class AAA Series J	8,000,000	5.00%	197	190
Class AAA Series K	6,000,000	5.20%	147	141
Total			$ 1,043	$ 1,009
(1)Net of transaction costs of $3 million and $3 million at March 31, 2010 and December 31, 2009, respectively
(2)Owned by BAM; balance has been offset with a promissory note receivable from BAM
For redemption dates, refer to Note 17 of the consolidated financial statements.
For details regarding the terms on our capital securities – corporate, refer to our Annual Information Form

OTHER NON-CURRENT FINANCIAL LIABILITIES
Included in other non-current financial liabilities is a loan payable of $92 million maturing in 2019, bearing interest at 7% and secured by our preferred equity interest in 1625 Eye Street in Washington, D.C.

The remaining balance represents our obligation in connection with the true-up under the U.S. Office Fund put and call arrangement (refer to page 19). The carrying value of the true-up includes an embedded derivative valued at $56 million (December 31, 2009 - $56 million) relating to the changes in the relative fair values of the properties in the Venturer’s respective sub-managed portfolios.

OTHER NON-CURRENT LIABILITIES
A deferred gain of $172 million was recorded in connection upon the reorganization of the U.S. Office Fund in the second quarter of 2009 and relates to the initial value of the U.S. Office Fund option under the put and call arrangement assumed by us at the date of reorganization, as the value was determined pursuant to a valuation methodology unobservable inputs.

DEFERRED INCOME TAXES
At March 31, 2010, we had a net deferred tax liability of $547 million broken out as follows:

		Recognized in
(Millions)	Dec. 31, 2009	Income	Equity	OCI	Mar. 31, 2010
Deferred tax assets related to non-capital losses and capital losses	$190	$12	—	$9	$211
Deferred tax liabilities related to difference in tax and book basis, net	(706)	(30)	2	(24)	(758)
Net deferred tax liabilities	$(516)	$(18)	$2	$(15)	$(547)

Together with our Canadian subsidiaries, we have deferred tax assets of $66 million (December 31, 2009 - $50 million) that relate to non-capital losses which expire over the next 20 years and $80 million (December 31, 2009 - $76 million) that relate to capital losses which have no expiry. Our U.S. subsidiaries have deferred tax assets of $65 million (December 31, 2009 - $64 million) that relate to net operating losses which expire over the next 20 years.

Income earned in our Canadian and U.S. operations conducted outside of the REIT structures, as well as distributions from the REIT structures, are subject to corporate tax. The company’s tax loss pools are available to reduce cash tax obligations.

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $331 million at March 31, 2010, compared with $327 million at December 31, 2009. Residential payables and accrued liabilities decreased to $108 million at March 31, 2010 from $148 million at December 31, 2009.

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Accounts payable and accrued liabilities	$ 331	$ 327
Residential payables and accrued liabilities	108	148
Total	$ 439	$ 475

Brookfield Properties Corporation	29

PREFERRED EQUITY – CORPORATE
At March 31, 2010 we had $561 million of preferred equity outstanding. Similar to the preferred shares issued by our subsidiaries, these preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as equity distributions.

We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2010	Dec. 31, 2009
Class A redeemable voting	14,202,000	7.50%	$ 11	$ 11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	—
Total			$ 561	$ 304
For details regarding the terms on our Class A, Class AA and Class AAA preferred shares, refer to our Annual Information Form

During the first quarter of 2010, we issued 11 million Class AAA Series N preferred shares at C$25 per share.  The proceeds from the share issuance were approximately $257 million, net of share issuance costs of $5 million. Holders of Series N shares receive fixed rate cumulative preferred cash dividends and will have the right to convert into Class AAA Series O preferred shares receiving floating rate cumulative preferred cash dividends, subject to certain conditions on June 30, 2016 and on June 30 every five years thereafter.

During the three months ended March 31, 2010, we paid preferred dividends of $9 million compared with $1 million during the same period in 2009. The increase is attributable to the preferred share offerings in the third quarter of 2009 and the first quarter of 2010.

COMMON EQUITY
As at March 31, 2010, we had 501,549,379 issued and outstanding common shares. On a diluted basis, we had 520,029,263 common shares outstanding, calculated as follows:

	Mar. 31, 2010	Dec. 31, 2009
Common shares outstanding	501,549,379	501,363,940
Unexercised options	18,479,884	15,348,765
Common shares outstanding – diluted(1)	520,029,263	516,712,705
Common shares repurchased	―	―
(1) Includes potential common shares at March 31, 2010 and December 31, 2009 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities prior to conversion. Refer to page 6

We did not purchase any shares during the first three months of 2010. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 38 million shares at an average price of $11.96 per share on a post-split adjusted basis.

At March 31, 2010, the book value of our common equity was $6.8 billion, compared with a market equity capitalization of approximately $7.7 billion, calculated as total common shares outstanding multiplied by $15.36, the closing price per common share on the New York Stock Exchange on March 31, 2010.

In August 2009, we entered into agreements for the issuance of 109.2 million of our common shares. Under the agreements, the underwriters purchased 54.6 million of our common shares at a price of $9.50 per share. Concurrently, BAM purchased, directly or indirectly, 54.6 million of our common shares at a price of $9.50 per share. The proceeds from the share issuances, which totaled approximately $1.02 billion net of share issuance costs of $22 million, were used for general corporate purposes, including the repayment of indebtedness and for investment purposes.

Following the offering, BAM continues to own, directly and indirectly, approximately 51% of our voting shares.

30	Q1/2010 Interim Report

Our common equity per share is calculated as follows:

(Millions, except per share information)	Mar. 31, 2010	Dec. 31, 2009
Shareholders’ equity	$7,315	$6,818
Less: preferred equity	(561)	(304)
	6,754	6,514
Add: option proceeds(1)	243	200
Fully diluted common shareholders’ equity	6,997	6,714
Fully diluted common shares outstanding(2)	520.0	516.7
Common equity per share	$13.46	$12.99
(1)Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end
(2) The calculation of common equity per share includes potential common shares at March 31, 2010 and December 31, 2009 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities prior to conversion. Refer to page 6

PREFERRED EQUITY – SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $376 million of preferred equity outstanding at March 31, 2010 issued by BPO Properties. These preferred shares represent low-cost capital to Brookfield Properties, without dilution to the common equity base. Dividends paid on these preferred shares are a component of non-controlling interest expense. The increase over December 31, 2009 is primarily driven by the impact of foreign exchange.

The following table details the preferred shares issued by BPO Properties:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Mar. 31, 2010	Dec. 31, 2009
BPO Properties	1,805,489	Series G	70% of bank prime	$44	$43
	3,816,527	Series J	70% of bank prime	94	91
	300	Series K	30-day BA + 0.4%	148	142
	2,847,711	Series M	70% of bank prime	70	68
	800,000	Series N	30-day BA + 0.4%	20	19
Total				$376	$363

During the three months ended March 31, 2010, dividends of $1 million were paid on preferred shares issued by BPO Properties, compared with $2 million during the same period in 2009.

NON-CONTROLLING INTERESTS – FUND SUBSIDIARIES
At March 31, 2010, non-controlling interests – fund subsidiaries was $328 million (December 31, 2009 – $305 million) and represents equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium, together with their cumulative share of our earnings from the Fund.

NON-CONTROLLING INTERESTS – OTHER SUBSIDIARIES
In addition to our 100% owned subsidiaries and our U.S. Office Fund, we conduct our commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of our Canadian assets other than Brookfield Place in Toronto, and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and some of our Washington, D.C. assets. Also, as of December 31, 2009, our residential subsidiary, Carma Inc., consolidated UCAR Development LLC, a joint venture in which it held a 50% interest.  In the first quarter of 2010, this joint venture was dissolved and Carma Inc. now has a 100% ownership interest.

The following table details the components of non-controlling interests in these entities:

(Millions)	Others' Equity Ownership	Mar. 31, 2010	Dec. 31, 2009
Common shares of BPO Properties(1)	10.3%	$137	$133
UCAR joint venture(2)	―	―	9
Limited partnership units of Brookfield Financial Properties	0.6%	28	27
Total		$165	$169
(1) Canadian dollar denominated
(2) 50% joint venture with Carma Inc. to develop residential building lots in 2009 which was dissolved in the first quarter of 2010

Brookfield Properties Corporation	31

Non-controlling interests in BPO Properties increased to $137 million at March 31, 2010, from $133 million at December 31, 2009, primarily due to an increase in our commercial property values as well as the impact of foreign exchange.

CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next year are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities which could include:

•	discretionary capital expenditures;

•	repurchase of our stock; and

•	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancing of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cashflows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:

•	cashflows from operations;

•	construction loans;

•	proceeds from asset sales; and

•	our credit facilities and refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a loan-to-appraised value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

Most of our borrowings are in the form of long term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle, and so enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

32	Q1/2010 Interim Report

At March 31, 2010, we had approximately $1.7 billion of liquidity consisting of $179 million of cash, approximately $600 million on deposit and $900 million of undrawn capacity on our corporate and residential credit facilities.

Cost of capital
We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As at March 31, 2010, our weighted average cost of capital, assuming a 12% return on equity, was 8.22% (2009 – 7.89%). Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing which can be placed on our assets, a function of the high-quality nature of both the assets and the tenant base which comprise our portfolio.

The following schedule details our capitalization as at March 31, 2010 and December 31, 2009 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
Liabilities
Commercial property debt	5.95%	5.94%	$5,340	$5,307
Residential development debt	4.56%	4.01%	364	177
Capital securities – corporate	5.42%	5.42%	1,043	1,009
Shareholders’ equity
Preferred equity - corporate	6.18%	6.20%	561	304
Common equity(3)	12.00%	12.00%	7,704	6,077
Other equity
Preferred equity - subsidiaries	5.11%	4.83%	376	363
Non-controlling interests – fund subsidiaries(4)	10.00%	10.00%	328	305
Non-controlling interests – other subsidiaries(5)	12.00%	12.00%	165	169
Total(6)	8.22%	7.89%	$15,881	$13,711
(1)	As a percentage of average book value unless otherwise noted
(2)	Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Properties’ common shares
(3)	Determined on a market value basis
(4)	Assuming 10% return on co-invested capital
(5)	Assuming 12% return on co-invested capital
(6)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

Brookfield Properties Corporation	33

OPERATING RESULTS

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS
Our net income attributable to shareholders for the three months ended March 31, 2010 was $252 million ($0.44 per diluted share) compared with a net loss of $605 million (($1.55) per diluted share) during the same period in 2009. The increase in net income quarter over quarter is largely the result of:

•
an increase of $18 million ($0.05 per diluted share) in commercial property operating income due to the reclassification of Bankers Court in Calgary and Bay Adelaide Centre in Toronto in the third quarter of 2009 to operating as well as the impact of foreign exchange;

•	an increase of $9 million ($0.02 per diluted share) in residential operating income due to increased lot and home sales;

•
an increase of $11 million ($0.03 per diluted share) in interest and other income due to additional interest income on certain of our investments as well as a foreign exchange gain of $7 million in the current period compared with $2 million in the prior period;

•	a decrease in commercial property interest expense of $1 million (nil per diluted share) as a result of the paydown of corporate bank lines in 2010 compared with 2009;

•
an increase of $455 million ($1.16 per diluted share) in fair value adjustments due to an increase in the value of our commercial and development properties in the current period compared to a decrease in the prior period;

•
an increase in earnings from our equity accounted investments related to the U.S. Office Fund of $324 million ($0.83 per diluted share) mainly due to the increase in the fair value of our commercial properties and development properties in the current period compared to a decrease in the prior period;

•
an increase in earnings from our equity accounted investments related to other joint ventures of $132 million ($0.34 per diluted share) mainly due to the increase in the fair value of our commercial properties in the current period compared to a decrease in the prior period;

•	an increase in income from discontinued operations of $1 million (nil per diluted share); offset by,

•	an increase of $2 million ($0.01 per diluted share) in interest expense on capital securities - corporate due to the impact of foreign exchange;

•	an increase of $1 million (nil per diluted share) in general and administrative expenses;

•	an increase of income tax expense of $65 million ($0.17 per diluted share) due to increased earnings driven by fair value adjustments; and

•	an increase in non-controlling interests of $26 million ($0.07 per diluted share) primarily due to the reorganization of the U.S. Office Fund that occurred subsequent to the first quarter of 2009.

Net income on a per diluted share basis had an offsetting decrease of approximately $0.51 per diluted share from the overall increase noted above due to the dilution impact of the common and preferred share equity offerings in the third quarter of 2009.

34	Q1/2010 Interim Report

Set out below is a summary of the various components of our net income attributable to shareholders and funds from operations. Discussion of each of these components is provided on the following pages.

	Three months ended March 31
(Millions, except per share amounts)	2010	2009
Total Revenue	$392	$310
Net operating income
Commercial operations	171	153
Residential operations	15	6
	186	159
Interest and other income	18	7
	204	166
Interest expense
Commercial property debt	71	72
Capital securities – corporate	14	12
General and administrative expense	28	27
Depreciation	3	3
Income before fair value gains (losses), share of net earnings (losses) of equity accounted investments and income tax expense (benefit)	88	52
Fair value gains (losses)	69	(386)
Share of earnings from equity accounted investments	147	(309)
Net income (loss) before taxes	304	(643)
Income tax expense (benefit)	31	(34)
Net income (loss) from continuing operations	273	(609)
Income from discontinued operations(1)	4	3
Net Income (loss)	277	(606)
Non-controlling interests	25	(1)
Net income (loss) attributable to common shareholders	$252	$(605)
(1) Refer to page 24 for further details on discontinued operations

Our net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended March 31
(Millions, except per share amounts)	2010	2009
Net income (loss) attributable to common shareholders	$252	$(605)
Preferred share dividends	(9)	(1)
Net income (loss) attributable to common shareholders – basic	243	(606)
Dilutive effect of conversion of capital securities – corporate	14	―
Net income (loss) attributable to common shareholders – diluted	$257	$(606)

Weighted average shares outstanding – basic	501.4	391.1
Unexercised options	4.0	0.1
	505.4	391.2
Conversion of capital securities – corporate	76.6	―
Weighted average shares outstanding – diluted	582.0	391.2

Weighted average shares outstanding – basic	501.4	391.1
Earnings per share attributable to common shareholders – basic	$0.48	$(1.55)

Weighted average shares outstanding – diluted	582.0	391.2
Earnings per share attributable to common shareholders – diluted	$0.44	$(1.55)

Brookfield Properties Corporation	35

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended March 31
(Millions)	2010	2009
Net income (loss) attributable to common shareholders	$252	$(605)
Add (deduct) non-cash and certain non-recurring items:
Depreciation	3	3
Fair value adjustments	(69)	386
Income taxes	31	(34)
Non-controlling interests in above items	12	(3)
Fair value adjustments on equity accounted investments	(93)	358
Funds from operations	$136	$105

After providing for preferred share dividends, our funds from operations per share is calculated as follows:

	Three months ended March 31
(Millions, except per share amounts)	2010	2009
Funds from operations	$136	$105
Preferred share dividends	(9)	(1)
	$127	$104
Funds from operations per share	$0.25	$0.27

REVENUE
The components of revenue are as follows:

	Three months ended March 31
(Millions)	2010	2009
Commercial property revenue
Revenue from continuing operations	$272	$248
Recurring fee income	18	12
Lease termination, non-recurring fee and other income	1	4
Total commercial property revenue	291	264
Revenue from residential development operations	90	41
Revenue from commercial property and residential development operations	381	305
Interest and other(1)	11	5
Total	$392	$310
(1)	Excludes impact of foreign exchange gains and losses associated with our net Canadian dollar denominated monetary asset position

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $171 million for the three months ended March 31, 2010 compared with $153 million during the same period in 2009.

The components of commercial property net operating income from continuing operations are as follows:

	Three months ended March 31
(Millions)	2010	2009
Commercial property revenue
Revenue from current properties	$267	$251
Straight-line rental income	5	(3)
Revenue from continuing operations	272	248
Recurring fee income	18	12
Lease termination, non-recurring fee and other income	1	4
Total commercial property revenue	291	264
Property operating costs	(120)	(111)
Commercial property net operating income	$171	$153

36	Q1/2010 Interim Report

Our net operating income for the three months ended March 31, 2010 and 2009 is as follows:

	Three months ended March 31
(Millions)	2010	2009
Same property	$146	$141
Properties reclassified from development	6	―
Lease terminations, non-recurring fee and other income	1	4
Recurring fee income	18	12
Properties sold during the period	―	(4)
Total commercial property net operating income	$171	$153

Same property net operating income increased as a result of higher average rents on new leases versus expiring leases, a reduction in operating costs and increased parking income.

Owing to our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business. However, considering the severity of the global economic slowdown, there is still a risk that companies succumbing to financial pressures may no longer have a need for all of their space leading to increased supply. To date, we have had a small number of tenants declare bankruptcy but our results have not been materially impacted by this or by the softening market conditions. In addition, we continue to reduce our lease expiry profile for the upcoming years and continue to have in-place net rents below market rents across most of our portfolio, which will continue to add stability to our results going forward.

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes as well as recurring fee income, lease termination and other income. Revenue from commercial properties totaled $291 million during the three months ended March 31, 2010 compared with $264 million during the same period in 2009. The increase year over year is attributable to increased recurring fee income as well as revenue from continuing operations.

Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the three months ended March 31, 2010, we recognized $5 million of straight-line rental revenue, as compared with a loss of $3 million during the same period in 2009.

Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $120 million during the three months ended March 31, 2010, as compared with $111 million during the same period in 2009, primarily driven by the impact of foreign exchange.

Substantially all of our leases are net leases in which the lessee is required to pay their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property net operating income. During the three months ended March 31, 2010, occupancy decreased in almost all of our regions due to lease expiries and lease terminations; however, we have managed to reduce our five-year rollover exposure by 30 basis points within our managed portfolio since the beginning of the year. At March 31, 2010, average in-place net rent throughout the portfolio was $24.71 per square foot compared with $22.69 per square foot at March 31, 2009.

Brookfield Properties Corporation	37

The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at March 31, 2010 and includes our equity accounted investments:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area(2)	Lease Term	Net Rent	Net Rent
	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York, New York
Midtown	4,438	8.0	$43.69	$52
Downtown	13,723	8.7	27.64	28
Boston, Massachusetts	1,990	5.2	31.34	28
Washington, D.C.	6,192	6.6	25.97	32
Los Angeles, California	4,530	5.4	21.33	22
Houston, Texas	8,280	7.9	13.35	21
Toronto, Ontario	8,809	6.9	26.08	24
Calgary, Alberta	5,943	8.5	29.00	29
Ottawa, Ontario	1,747	3.9	18.01	22
Denver, Colorado	1,329	5.6	18.58	19
Minneapolis, Minnesota	2,530	8.4	9.05	15
Other	1,253	7.3	15.40	22
Total Managed	60,764	7.4	24.82	28
Midtown, New York	2,089	6.3	24.73	52
Los Angeles, California	4,166	5.5	22.88	22
Total Non-Managed	6,255	5.8	23.49	32
Total(1)	67,019	7.3	$24.71	$28
(1) Excludes developments
(2)Leasing data presented based on 100% of leasable area

Our total managed portfolio occupancy rate decreased by 80 basis points to 94.8% at March 31, 2010 compared with 95.6% at March 31, 2009 due to lease expiries offset by lease renewals amidst challenging market conditions.

A summary of our occupancy levels for the past two years including our equity accounted investments is as follows:

	Mar. 31, 2010		Mar. 31, 2009
	Leasable(2)%		Leasable(2)%
(Square feet in 000’s)	Sq. Ft.	Leased	Sq. Ft.	Leased
New York, New York
Midtown	4,438	96.5	4,438	95.4
Downtown	13,723	97.9	13,719	98.9
Total New York, New York	18,161	97.6	18,157	98.1
Boston, Massachusetts	1,990	87.2	1,990	87.3
Washington, D.C.	6,192	90.7	5,619	91.8
Los Angeles, California	4,530	84.1	4,530	86.7
Houston, Texas	8,280	95.5	8,280	94.6
Toronto, Ontario	8,809	94.2	7,618	97.2
Calgary, Alberta	5,943	99.9	5,681	99.9
Ottawa, Ontario	1,747	99.7	1,747	99.8
Denver, Colorado	1,329	95.0	1,327	97.8
Minneapolis, Minnesota	2,530	92.4	2,530	92.4
Other	1,253	96.6	1,253	98.1
Total Managed	60,764	94.8	58,732	95.6
Midtown, New York	2,089	81.2	2,089	77.1
Los Angeles, California	4,166	82.9	4,166	84.3
Total Non-Managed	6,255	82.3	6,255	81.9
Total(1)	67,019	93.6	64,987	94.3
(1) Excludes developments
(2)Leasing data presented based on 100% of leasable area

38	Q1/2010 Interim Report

During the three months ended March 31, 2010, we leased 2.3 million square feet of our managed space at an average leasing net rent of $21.22 per square foot or a 25% premium over expiring net rents. This included 0.7 million square feet of new leases and 1.6 million square feet of renewals. Excluding our largest lease with KBR 1.2 million square feet, which was well below the estimated market rent, average leasing net rent was $30.79 per square foot. Expiring net rent for our managed portfolio averaged $16.94 per square foot.

The details of our leasing activity for the three months ended March 31, 2010 including our equity accounted investments are as follows:

	Dec. 31, 2009		Activities during the three months ended Mar. 31, 2010						Mar. 31, 2010
				Average		Year One	Average
				Expiring		Leasing	Leasing	Acq./
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2,3)	Sq. Ft. (1,2,3)	Sq. Ft. (1,2)	($ per sq. ft.)	Sq. Ft.(1,2)	($ per sq. ft.)	($ per sq. ft.)	Sq. Ft.(1,2,3,4)	Sq. Ft. (1,2)	Sq. Ft. (1,2)
New York, New York
Midtown	4,438	4,235	(38)	$37.06	85	$47.47	$55.58	—	4,438	4,282
Downtown	13,723	13,487	(240)	19.64	191	28.24	29.24	—	13,723	13,438
Boston, Massachusetts	1,990	1,737	(44)	26.35	43	30.52	30.52	—	1,990	1,736
Washington, D.C.	5,951	5,380	(109)	24.18	107	26.58	27.58	241	6,192	5,619
Los Angeles, California	4,530	3,799	(105)	20.15	113	21.20	23.74	—	4,530	3,807
Houston, Texas	8,280	7,764	(1,107)	8.88	1,252	9.31	12.96	—	8,280	7,909
Toronto, Ontario	7,616	7,446	(333)	30.29	296	31.04	34.66	890	8,809	8,299
Calgary, Alberta	5,943	5,931	(120)	27.46	128	23.85	26.41	—	5,943	5,939
Ottawa, Ontario	1,747	1,746	(4)	30.65	—	—	—	—	1,747	1,742
Denver, Colorado	1,329	1,268	(30)	18.52	25	21.61	22.37	—	1,329	1,263
Minneapolis, Minnesota	2,530	2,331	(39)	18.48	46	15.06	15.76	—	2,530	2,338
Other	1,253	1,208	(9)	24.65	11	28.64	28.70	—	1,253	1,210
Total Managed	59,330	56,332	(2,178)	16.94	2,297	18.04	21.22	1,131	60,764	57,582
Midtown, New York	2,089	1,680	(115)	38.01	131	25.23	26.85	—	2,089	1,696
Los Angeles, California	4,166	3,486	(182)	20.77	149	16.34	18.21	—	4,166	3,453
Total Non-Managed	6,255	5,166	(297)	27.38	280	20.48	22.24	—	6,255	5,149
Total(1)	65,585	61,498	(2,475)	$18.18	2,577	$18.30	$21.33	1,131	67,019	62,731
(1) Excludes developments
(2)Leasing data presented based on 100% of leasable area
(3)Restated for remeasurements performed during the first quarter of 2010
(4)
Reclassified 1.4 million square feet from development properties to commercial properties in connection with 1225 Connecticut Avenue in Washington, D.C. and Bay Adelaide Centre in Toronto in the third quarter of 2009

Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 30 years and manages in excess of 56,000 units in over 283 condominium corporations.

The details of our fee income are as follows:

	Three months ended March 31
(Millions)	2010	2009
Property management, leasing, project management and other fees	$13	$8
Brookfield Residential Services Ltd. fees	5	4
Total	$18	$12

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent an important area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

Brookfield Properties Corporation	39

RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in five markets: Alberta, Ontario, Colorado, Texas and Missouri. Most of our land holdings were purchased in the mid-1990s, and as a result have an embedded cost advantage over many companies which acquired land at much higher prices.

Our residential development operations contributed $15 million of net operating income during the three months ended March 31, 2010, as compared with $6 million during the same period in 2009. The increase is due to increased home and lot sales, particularly single family units, and improved pricing compared with the same period in 2009.

The components of residential development net operating income are as follows:

	Three months ended March 31
(Millions)	2010	2009
Sales revenue	$90	$41
Operating costs	(75)	(35)
Total	$15	$6

Lot sales for the first quarter of the past two years and the related revenue earned are as follows:

	Lot Sales (Units/Acres)		Lot Sales Revenue (Millions)		Average Lot Sales Revenue (Thousands)
Three months ended March 31	2010	2009	2010	2009	2010	2009
Single Family (Lots)
Alberta	292	174	$43	$19	$131	$110
Colorado	50	—	3	—	56	—
Texas	3	—	—	—	52	—
Missouri	2	—	—	—	69	—
Total Single Family (Lots)	347	174	46	19
Total Single Family (Acre Equivalent)(1)	55	25
Multi-Family, Commercial and Industrial (Acres)
Alberta	4	3	2	1	565	169
Texas	—	5	—	1	—	250
Total Land Sales Revenue			$48	$21
(1) Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

Home sales for the first quarter of the past two years and the related revenue earned are as follows:

	Home Sales (Units/Acres)		Home Sales Revenue (Millions)		Average Home Sales Revenue (Thousands)
Three months ended March 31	2010	2009	2010	2009	2010	2009
Single Family
Alberta	52	24	$16	$6	$299	$245
Ontario	19	19	6	4	339	212
	71	43	22	10
Multi-Family
Alberta	73	42	20	10	270	235
Total	144	85	$42	$20

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs increased to $75 million during the first three months of 2010 from $35 million during the same period in 2009. These costs increased as a result of higher sales volume.

INTEREST AND OTHER INCOME
Interest and other income includes interest charged on real estate mortgages and residential receivables, interest earned on cash balances, and transactional gains. Interest and other income was $18 million during the three months ended March 31, 2010 compared with $7 million during the same period in 2009. The increase is attributable to additional interest income on certain of our investments during the first quarter of 2010.  Also included in interest and other income is a foreign exchange gain of $7 million related to our Canadian denominated net monetary assets for the three months ended March 31, 2010 (2009 – gain of $2 million).

40	Q1/2010 Interim Report

INTEREST EXPENSE
Commercial property debt
Interest expense relating to commercial property debt of $71 million in the first quarter of 2010 remained relatively consistent with $72 million in 2009.  Average LIBOR during the first quarter of 2010 was approximately 0.2% as compared to approximately 0.5% during the same period in 2009.

Capital securities – corporate
Interest expense on capital securities – corporate relates to preferred share dividends recorded as interest expense under IFRS. This amount increased to $14 million during the three months ended March 31, 2010 from $12 million during the same period in 2009 due to foreign exchange fluctuations.

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during the three months ended March 31, 2010 increased to $28 million from $27 million during the same period in 2009 primarily due to costs associated with the conversion of our Canadian operations outside of the Canadian Fund into a REIT. Included in general and administrative expenses is $5 million (2009 - $4 million) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.

DEPRECIATION
Depreciation for the three months ended March 31, 2010 was $3 million consistent with the same period in 2009.

FAIR VALUE ADJUSTMENTS
As part of the adoption of IFRS in 2010, we elected an accounting policy whereby investment property is recorded at fair value. Any changes in fair value, period over period, are recognized as fair value gains/losses in the statement of income. During the three months ended March 31, 2010, the company recognized a fair value gain of $48 million (2009 – loss of $386 million). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates and terminal capitalization rates. In addition to fair value adjustments recorded on investment property during the three months ended March 31, 2010, we recorded a mark-to-market gain of $21 million (2009 – nil) related to our investment in bank debt secured by the equity in a portfolio of commercial properties in Washington, D.C.

SHARE OF NET EARNINGS OF EQUITY ACCOUNTED INVESTMENTS

(Millions)	Funds from Operations		Fair Value Adjustments		Share of Earnings
Three months ended March 31	2010	2009	2010	2009	2010	2009
U.S. Office Fund	$36	$33	$64	$(257)	$100	$(224)
Other equity accounted investments	18	19	29	(104)	47	(85)
Total	54	52	93	(361)	147	(309)
Non-controlling interests – fund subsidiaries	8	—	15	—	23	—
Total net to Brookfield	$46	$52	$78	$(361)	$124	$(309)

Funds from operations increased to $54 million for the three months ended March 31, 2010 from $52 million during the same period in 2009 largely as a result of same store growth of 3.8% due to increased rents. Net of our Fund partners’ share of funds from operations, which is included in non-controlling interest – fund subsidiaries, Brookfield’s share of funds from operations was $46 million for the three months ended March 31, 2010 (2009 - $52 million). Including fair value adjustments, the share of net earnings of equity accounted investments increased to $147 million for the three months ended March 31, 2010 from a loss of $309 million during the same period in 2009. Fair value adjustments were positively impacted by changes in projected cash flows as a result of leasing and timing adjustments, as well as a repricing of risk associated with commercial real estate which lowered discount and terminal capitalization rates. Net of our Fund partners’ share of net earnings of equity accounted investments, which is included in non-controlling interest – fund subsidiaries, Brookfield’s share of net earnings of equity accounted investments was $124 million for the three months ended March 31, 2010 (2009 – loss of $309 million).

Brookfield Properties Corporation	41

INCOME TAXES
Income tax expense for the three months ended March 31, 2010 was $31 million as compared with a net income tax benefit of $34 million during the same period in 2009, due primarily to fair value gains in the current period, in both our consolidated operations and our equity accounted joint ventures, compared with fair value losses in the same period last year.

The major components of income tax expense include the following:

	Three months ended Mar. 31
(Millions)	2010	2009
Current tax expense	$13	$9
Deferred tax expense (benefit)	18	(43)
Total income tax expense (benefit)	$31	$(34)

NON-CONTROLLING INTERESTS
The following table outlines our non-controlling interests:

	Three months ended March 31
(Millions)	2010	2009
Preferred shares – subsidiaries	$1	$2
Non-controlling interests – fund subsidiaries	23	—
Non-controlling interests – other subsidiaries	1	(3)
Total non-controlling interests	$25	$(1)

Preferred shares – subsidiaries
Preferred shares – subsidiaries consists of dividends on preferred shares issued by BPO Properties. For the three months ended March 31, 2010, dividends paid on shares issued by BPO Properties was $1 million compared to $2 million during the same period in 2009.

Fund subsidiaries
Non-controlling interests in our U.S. Office Fund are as follows:

	Three months ended March 31
(Millions)	2010	2009
Non-controlling interests	$8	$—
Non-cash component(1)	15	—
Total non-controlling interests – fund subsidiaries	$23	$—
(1) Represents co-investors share of non-cash items, such as fair value adjustments

Non-controlling interests increased quarter over quarter due to the reorganization related of the U.S. Office Fund.

Other subsidiaries
Non-controlling interests – other subsidiaries consists of earnings attributable to interests not owned by Brookfield Properties in BPO Properties and Brookfield Financial Properties.

Non-controlling interest expense in subsidiary earnings were nil in the first quarter of 2010 as compared with a loss of $1 million during the first quarter of 2009.

The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Properties:

		Three months ended March 31
(Millions)	Type	2010	2009
BPO Properties	Participating interests	$—	$(1)
Brookfield Financial Properties	Participating interests	1	(2)
Total		$1	$(3)

42	Q1/2010 Interim Report

SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property and the residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S., and Toronto, Calgary and Ottawa in Canada. Approximately 63% of our commercial property net operating income is derived from the U.S. (2009 – 68%) and approximately 70% of our assets are invested in the U.S. (2009 – 70%). In the first quarter of 2010, we also established a holding company in the United Kingdom and made investments in that market. Our United Kingdom investment is currently managed out of our U.S. platform and has been included as such until a platform is established in the United Kingdom. Our residential development operations are focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Missouri in the U.S. Details of segmented financial information for our principal areas of business are as follows:

	Commercial				Residential
	United States		Canada		Development		Total
	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,
(Millions)	2010	2009	2010	2009	2010	2009	2010	2009
Assets
Non-current assets
Investment properties
Commercial properties	$5,855	$5,787	$3,891	$3,726	$ ―	$ ―	$9,746	$9,513
Development properties	322	322	127	147	―	―	449	469
Equity accounted investments
U.S. Office Fund	1,042	945	―	―	―	―	1,042	945
Other jointly controlled entities	1,002	888	2	3	―	―	1,004	891
Associates	134	―	16	15	―	―	150	15
Residential development inventories	―	―	―	―	816	797	816	797
Non-current financial assets	817	583	―	―	―	―	817	583
	9,172	8,525	4,036	3,891	816	797	14,024	13,213
Current assets
Residential development inventories	―	―	―	―	445	438	445	438
Receivables and other	711	778	230	221	342	342	1,283	1,341
Restricted cash and deposits	37	37	1	1	1	1	39	39
Cash and cash equivalents	44	33	69	62	3	9	116	104
	792	848	300	284	791	790	1,883	1,922
Assets related to assets held for sale	311	311	―	―	―	―	311	311
Total Assets	$10,275	$9,684	$4,336	$4,175	$1,607	$1,587	$16,218	$15,446

Liabilities
Non-current liabilities
Commercial property debt	3,315	3,295	1,255	1,230	―	―	4,570	4,525
Residential development debt	―	―	―	―	14	46	14	46
Capital securities – corporate	107	107	936	902	―	―	1,043	1,009
Other non-current financial liabilities	117	117	―	―	―	―	117	117
Other non-current liabilities	172	172	―	―	―	―	172	172
Deferred tax liability	234	212	405	396	(92)	(92)	547	516
	3,945	3,903	2,596	2,528	(78)	(46)	6,463	6,385
Current liabilities
Commercial property debt	204	240	414	386	―	―	618	626
Residential development debt	―	―	―	―	350	131	350	131
Accounts payable and other liabilities	221	226	110	101	108	148	439	475
	425	466	524	487	458	279	1,407	1,232
Liabilities related to assets held for sale	164	174	―	―	―	―	164	174
Total Liabilities	$4,534	$4,543	$3,120	$3,015	$380	$233	$8,034	$7,791

Brookfield Properties Corporation	43

	Commercial				Residential
	United States		Canada		Development		Total
Three months ended	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,
(Millions)	2010	2009	2010	2009	2010	2009	2010	2009
Revenue	$172	$178	$119	$86	$90	$41	$381	$305
Expenses	68	74	52	37	75	35	195	146
	104	104	67	49	15	6	186	159
Interest and other income	15	4	1	2	2	1	18	7
Net operating income from continuing operations	119	108	68	51	17	7	204	166
Interest expense
Commercial property debt	52	68	19	4	—	—	71	72
Capital securities - corporate	2	2	12	10	—	—	14	12
General and administrative expense	17	16	11	11	—	—	28	27
Depreciation	2	2	1	1	—	—	3	3
Income before fair value gains (losses), share of net earnings (losses) of equity accounted investments and income tax expense (benefit)	46	20	25	25	17	7	88	52
Fair value gains (losses)	81	(353)	(12)	(33)	—	—	69	(386)
Share of net earnings (losses) from equity accounted investments	148	(308)	(1)	(1)	—	—	147	(309)
Income (loss) before income tax expense	275	(641)	12	(9)	17	7	304	(643)
Income tax expense (benefit)							31	(34)
Income (loss) from continuing operations							273	(609)
Discontinued operations	4	3	—	—	—	—	4	3
Net Income							277	(606)
Net income attributable to non-controlling interests – fund subsidiaries	23	―	—	—	—	—	23	―
Net income attributable to non-controlling interests – other subsidiaries	—	(3)	2	2	—	—	2	(1)
Net income attributable to shareholders							$252	$(605)
Acquisition of real estate, net	—	—	—	—	—	—	—	—
Investment in real estate joint ventures	68	—	—	—	—	—	68	—
Dispositions of real estate, net	—	—	—	—	—	—	—	—
Capital expenditures – commercial properties	16	15	8	3	—	—	24	18
Capital expenditures – development properties	—	—	2	34	—	—	2	34

44	Q1/2010 Interim Report

QUARTERLY RESULTS
The 2010 and 2009 results in accordance with IFRS by quarter as well as 2008 results in accordance with Canadian GAAP by quarter are as follows:

	2010	2009				2008(1)

(Millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$392	$580	$383	$346	$310	$715	$707	$708	$643
Income (loss) from continuing operations attributable to shareholders	248	1,037	(288)	(371)	(608)	597	45	42	21
Net income (loss) attributable to shareholders	252	1,033	(286)	(369)	(605)	458	174	45	23

Net income (loss) per share attributable to common shareholders – basic
Continuing operations	$0.47	$2.39	$(0.37)	$(0.93)	$(1.56)	$1.50	$0.11	$0.11	$0.05
Discontinued operations(2)	0.01	0.01	(0.01)	—	0.01	(0.34)	0.33	—	0.01
	$0.48	$2.40	$(0.38)	$(0.93)	$(1.55)	$1.16	$0.44	$0.11	$0.06

Net income (loss) per share attributable to common shareholders – diluted
Continuing operations	$0.43	$2.39	$(0.37)	$(0.93)	$(1.56)	$1.50	$0.11	$0.11	$0.05
Discontinued operations(2)	0.01	0.01	(0.01)	—	0.01	(0.34)	0.33	—	0.01
	$0.44	$2.40	$(0.38)	$(0.93)	$(1.55)	$1.16	$0.44	$0.11	$0.06
(1) Results reported under Canadian GAAP
(2)All quarters presented are net of non-controlling interests

Brookfield Properties Corporation	45

PART IV – RISKS AND UNCERTAINTIES
Brookfield Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on the company’s business operations. A more detailed description of the business environment and risks is contained in our Annual Information Form which is posted on our website at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.

PROPERTY RELATED RISKS
Commercial properties
Our strategy is to invest in high-quality core office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our Direct office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners and managers of premier office properties, lease roll-overs also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.

Residential developments
The markets within our residential development and home building operations have generally been favorable over the past five years with strong demand for well located building lots, particularly in Alberta. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions. Nonetheless, the residential home building and development industry is cyclical and may be affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.

INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio, to the extent possible, evenly over a 10-year time horizon. We believe that this strategy will allow us to most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” beginning on page 32 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

At March 31, 2010, we had a floating rate bank credit facility of $463 million which matures in June 2011. Additionally, we have a floating rate term facility with BAM of $300 million, the terms of which extend to December 2010. At March 31, 2010, the balances drawn on these facilities were nil and nil, respectively. We also have a floating rate term loan facility established at the time of the Trizec acquisition, the terms of which extend to September 2010. The balance drawn on this facility as at March 31, 2010 was $100 million. There is a risk that bank lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. As a mitigating factor, we have been successful in negotiating extension options. Approximately 22% of the company’s outstanding commercial property debt at March 31, 2010 is floating rate debt (December 31, 2009 – 22%) and subject to fluctuations in interest rates. The effect of a 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt, up to 5% LIBOR, is an increase in interest expense of $12 million or $0.02 per share on an annualized basis. Taking into account our floating rate residential development debt and preferred shares issued by BPO Properties, a 100 basis point increase in rates would increase interest expense by an additional $8 million on an annualized basis. In addition, the company has exposure to interest rates within its equity accounted investments. As discussed in the Derivative Financial Instruments section beginning on page 49, we have mitigated to some extent the exposure to interest rate fluctuations through interest rate derivative contracts.

46	Q1/2010 Interim Report

We currently have a level of indebtedness of 51% of fair value of our commercial properties (December 31, 2009 - 52%). It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.

CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 7.4% of total leasable area.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 9 of this MD&A.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

			Year of	000's	% of	Credit
	Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Rating(3)
1	Bank of America/Merrill Lynch (4)	New York/Toronto/Denver/Los Angeles	2013	4,923	7.4%	A
2	Government and Government Agencies(5)	All Markets	Various	3,413	5.1%	AAA
3	Chevron	Houston	2017	1,742	2.6%	AA
4	Wells Fargo/Wachovia	New York	2015	1,439	2.1%	AA
5	CIBC	New York/Toronto/Calgary	2032	1,437	2.1%	A+
6	RBC Financial Group	Five Markets	2020	1,316	2.0%	AA-
7	Kellogg, Brown & Root, LLC	Houston	2030	1,214	1.8%	Not Rated
8	Bank of Montreal	Calgary/Toronto	2018	1,130	1.7%	A+
9	Suncor Energy	Calgary	2028	1,015	1.5%	BBB+
10	JP Morgan Chase Bank	New York/Denver/Houston/LA	2021	996	1.5%	A+
11	Goldman Sachs	New York	2012	896	1.3%	A
12	Target Corporation	Minneapolis	2023	886	1.3%	A+
13	Devon Energy	Houston	2020	862	1.3%	BBB+
14	Imperial Oil	Calgary	2016	717	1.1%	AAA
15	EnCana Corporation	Calgary/Denver	2018	708	1.1%	BBB+
16	Continental Airlines	Houston	2015	652	1.0%	B
17	Cleary, Gottlieb, Steen & Hamilton	New York	2028	559	0.8%	Not Rated
18	Cadwalader, Wickersham & Taft	New York	2024	549	0.8%	Not Rated
19	Talisman Energy	Houston	2015	539	0.8%	BBB
20	Amerada Hess Corporation	Houston	2011	478	0.7%	BBB-
	Total			25,471	38.0%
(1)	Weighted average based on square feet
(2)	Prior to considering partnership interests in partially-owned properties
(3)	From S&P, Moody’s Investor Service or DBRS
(4)
Bank of America/Merrill Lynch leases 4.6 million square feet in the World Financial Center ("WFC"), of which they occupy 2.7 million square feet with the balance being leased to various subtenants ranging in size up to 500,000 square feet. Of this 2.7 million square feet, 1.9 million is in 4 WFC, in which Bank of America/Merrill Lynch has a 49% interest, and 0.8 million square feet is in 2 WFC, in which Bank of America/Merrill Lynch has an effective 25% interest through zero-coupon participating notes

(5)	Represents various U.S. and Canadian federal governments and agencies

Because we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We endeavor to ensure that adequate security has been provided in support of such mortgages.

Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, we retain title to the lots that are sold until the receivable balance is collected. Additionally, we maintain security over the lots that are sold, which can ultimately be taken back if receivables are not paid.

When we make loans or enter into other financial arrangements with related parties, we manage credit risk by entering into such transactions under normal commercial terms.

Brookfield Properties Corporation	47

LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 8% of our leases mature annually over the next five years. Excluding Bank of America/Merrill Lynch, our largest tenant, less than 7% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 9 of this MD&A.

The following table sets out lease expiries, by square footage, for our portfolio at March 31, 2010 including our equity accounted investments:

	Currently								2017
(000's Sq. Ft.)	Available	2010	2011	2012	2013	2014	2015	2016	& Beyond	Subtotal	Parking	Total
Midtown, New York	156	121	66	15	611	172	110	98	3,089	4,438	―	4,438
Downtown, New York	285	48	953	419	4,771	298	2,154	528	4,267	13,723	281	14,004
Boston	254	149	411	48	32	46	3	507	540	1,990	276	2,266
Washington, D.C.	573	181	194	630	420	1,346	384	100	2,364	6,192	1,064	7,256
Los Angeles	723	136	328	992	189	251	258	362	1,291	4,530	1,156	5,686
Houston	371	259	726	996	494	405	938	55	4,036	8,280	838	9,118
Toronto	510	518	477	604	1,525	299	688	592	3,596	8,809	1,901	10,710
Calgary	4	132	594	446	509	161	1,222	789	2,086	5,943	969	6,912
Ottawa	5	5	14	13	1,151	9	543	4	3	1,747	1,030	2,777
Denver	66	80	97	86	151	138	64	154	493	1,329	503	1,832
Minneapolis	192	52	57	127	189	202	171	345	1,195	2,530	521	3,051
Other	43	51	126	69	94	34	209	45	582	1,253	385	1,638
Total Managed	3,182	1,732	4,043	4,445	10,136	3,361	6,744	3,579	23,542	60,764	8,924	69,688
Midtown, New York	393	154	79	421	96	123	278	212	333	2,089	36	2,125
Los Angeles	713	287	554	467	729	474	372	136	434	4,166	983	5,149
Total Non-Managed	1,106	441	633	888	825	597	650	348	767	6,255	1,019	7,274
Total	4,288	2,173	4,676	5,333	10,961	3,958	7,394	3,927	24,309	67,019	9,943	76,962
	6.4%	3.2%	7.0%	8.0%	16.4%	5.9%	11.0%	5.9%	36.2%	100.0%

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2010 likely will not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years. As we continue to face the possibility of a prolonged recession, it is possible we will see downward pressure on overall occupancy levels and net effective rents.

Brookfield maintains insurance on its properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 5% of the value of the affected property. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.

48	Q1/2010 Interim Report

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions.

With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty now provides $2.5 billion of TRIA coverage for all U.S. properties and replaces what was provided by Realrisk Insurance Corporation, a wholly-owned captive insurance company. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2010, we expect Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

Our Canadian properties are protected by a stand alone policy that covers all acts of terrorism for limits up to C$1 billion.

FOREIGN EXCHANGE FLUCTUATIONS
Approximately 37% of our assets and 54% of our revenues originate in Canada and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between the Canadian dollar and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets denominated in Canadian dollars through debt agreements denominated in Canadian dollars and from time to time, supplemented through the use of derivative contracts as discussed below. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. Similarly, we attempt to mitigate the currency risk of revenues denominated in Canadian dollars by incurring associated operating costs and interest expense in Canadian dollars. At March 31, 2010, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $2 million on an annual basis. In the first quarter of 2010, we established a holding company to hold investments in commercial properties and developments in London, United Kingdom. As a result of our investment in the United Kingdom, we are subject to foreign currency risk due to potential fluctuations in exchange rates between the British pound and the U.S. dollar. We attempt to mitigate this risk using similar methods discussed above.

DERIVATIVE FINANCIAL INSTRUMENTS
We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. In 2010 and/or 2009, we used the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian dollar and British pound denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and
•	Total return swap on the company’s shares to economically hedge exposure to variability in share price under the company’s Deferred Share Unit plan.

We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.

Brookfield Properties Corporation	49

Interest rate hedging
The following table provides details on derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at March 31, 2010:

(Millions)	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedged Item
March 31, 2010	Interest rate cap	$300	5%	2011	nil	Interest payments on LIBOR debt

December 31, 2009	Interest rate cap	$300	5%	2011	nil	Interest payments on LIBOR debt

The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is nine years (2009 – nine years) as the hedged interest payments occur.

At March 31, 2010 and 2009, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.

Foreign currency hedging
The following table provides details on derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at March 31, 2010:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
March 31, 2010	Foreign currency forward	British pounds	GBP 184 million	GBP 0.65/US$	$4 million	June 2010	GBP denominated net investment

In addition, as of March 31, 2010 we had designated C$750 million of our Canadian dollar financial liabilities as hedges of the net investment in our Canadian operations.

Other derivatives
At March 31, 2010, the company had interest rate caps on a notional $1 billion of LIBOR based debt, which amortizes to $500 million over the term of the swap, at 1.38% expiring in August 2011.  The swap was not designated in a hedge relationship. The aggregate fair value of these contracts at March 31, 2010 was a loss $8 million.

At March 31, 2010, we had a total return swap under which we receive the returns on a notional 1,088,686 Brookfield Properties’ common shares. The fair value of the total return swap was a loss of $17 million at March 31, 2010 (December 31, 2009 - $14 million loss) based on the market price of the underlying shares at that date. For the three months ended March 31, 2010, gains of $3 million in connection with the swap have been recorded in general and administrative expense (March 31, 2009 – losses of $2 million).

The company has entered into a total return swap with another subsidiary of BAM with a cash collateralized notional of $138 million. The value of the swap references the change in value of securities of a portfolio of commercial properties. The term of the swap is the earlier of 5 years or repayment of underlying securities. As at March 31, 2010, the fair value of this contract was $138 million. For the three months ended March 31, 2010, gains of nil in connection with the swap have been recorded in valuation adjustments.

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

50	Q1/2010 Interim Report

PART V – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES
We adopted IFRS as our basis of financial reporting effective for the first quarter of 2010 with restatement of comparative periods, using a transition date of January 1, 2009. The impact of the adoption of IFRS on our financial position and results of operations is discussed beginning in Part II of this MD&A. The significant accounting policies followed on adoption of IFRS are included in Note 2 to the consolidated interim financial statements included in this report. Note 3 to the consolidated financial statements also includes a reconciliation of our equity, net income and comprehensive income as reported under Canadian GAAP and IFRS.

FUTURE ACCOUNTING POLICY CHANGES
Financial instruments
IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. We are currently evaluating the impact of IFRS 9 on our financial statements.

Related Party Disclosures – revised definition of related parties
On November 4, 2009 the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. We are currently evaluating the impact of the change to IAS 24 on our financial statements.

CRITICAL ACCOUNTING POLICIES
Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and which require the most subjective judgment and estimates on the part of management.

Investment Properties
Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows.  Active developments are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. Valuations of investment properties are most sensitive to changes in the discount rate.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. We consider practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where we have pre-leased space as of or prior to the start of the development and the lease requires us to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements. Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

U.S. Office Fund
Our interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC (the “venture”), an entity we established along with our joint venture partner, The Blackstone Group, to acquire Trizec Properties Inc. We have determined that the venture is a jointly controlled entity which is accounted for following the equity method of accounting as we have joint control, together with Blackstone, over the strategic financial and operating policy decisions relating to the activities of the venture.

Brookfield Properties Corporation	51

Under the terms of our joint venture agreement with Blackstone, Blackstone has the option to call its sub-managed properties in exchange for its equity interest in the venture commencing in 2011 for a period of nine months. If Blackstone does not exercise this option, we have the option to put these properties to Blackstone in redemption for its equity in the venture for a period of 14 month commencing in 2013. On exercise of either the put or call (collectively, the “U.S. Office Fund option”), we are subject to certain cash adjustment payments (the “true-up”) to compensate for differences between the distributions paid and the actual cash flows of the respective sub-managed properties. Such cash adjustments also provide for cross participation in cash flows and changes in fair value of each party’s sub-managed properties. We have determined that our put option is a derivative financial instrument that is carried at fair value. Also, we have determined that our rights and obligations under the true-up represent a financial instrument with an embedded derivative relating to the adjustment for changes in fair value of the properties. The true-up is measured at amortized cost using the effective interest method, except for that portion representing the embedded derivative that is measured at fair value.

The carrying amounts of the put option and true-up are determined based on estimates of the future values of the properties and debt underlying the equity interests in the Fund, and assumptions about the timing of settlement. The carrying amounts of these instruments are most sensitive to changes in the relative values of the underlying sub-managed portfolios of properties, which in turn are subject to the estimates and assumptions associated with valuing investment properties discussed above.

Tax
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current income tax relating to items recognized directly in equity are also recognized directly in equity.

In accordance with IFRS, we use the liability method of accounting for deferred income taxes and provide for deferred income taxes for all significant differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxes related to temporary differences arising in our REIT subsidiaries, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and we intend that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

Judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any related valuation allowance. To the extent a valuation allowance is created or revised, current period earnings will be affected. Judgment is required to assess tax interpretations, regulations and legislation, which are continually changing to ensure liabilities are complete and to ensure assets net of valuation allowances are realizable. The impact of different interpretations and applications could potentially be material.

Revenue Recognition
We account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the company is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received. An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

52	Q1/2010 Interim Report

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is assured.

Financial Instruments
We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics and our designation of the instrument. The category into which we classify financial instruments determines its measurement basis (e.g., fair value, amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with valuation of investment properties.

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

Residential development inventories
Residential development inventories are recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue. Residential developments are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may exceed net realizable value. An impairment loss is recognized in net income when carrying value of the land exceeds its net realizable value. We estimate the net realizable value of our residential development inventory using estimates and assumptions about future selling prices and future development costs which take into account the specific development plans for each project and our best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Basis of consolidation
We have determined that we control WFP Forest Products Limited (“WFPL”), an entity that owns the limited partnership interest in our residential development subsidiary, Carma Developers LP, as we have retained the majority of the residual ownership risk of the assets of WFPL.

USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED-PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements.

At March 31, 2010, we had approximately $15 million (December 31, 2009 - $15 million) of indebtedness outstanding to our parent company, BAM and its affiliates. Additionally, we have a $300 million line from BAM in the form of a two-year revolving credit facility that matures in December 2010. The outstanding balance on this facility at March 31, 2010 was nil (December 31, 2009 – nil). Interest expense related to this indebtedness, totaled nil for the three months ended March 31, 2010 compared to $0.5 million for the three months ended March 31, 2009. We also have a balance on deposit with BAM of $574 million as of March 31, 2010, which is due on demand and earns interest at a rate of LIBOR plus 42.5 basis points (December 31, 2009 – $648 million). Interest income related to this loan totaled $1 million for the three months ended March 31, 2010 (2009 – nil). Included in rental revenues are amounts received from BAM and its affiliates for the rental of office premises of $0.6 million for the three months ended March 31, 2010 (2009 - $0.4 million). These amounts have been recorded at the exchange amount. In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course of business and at market rates or at cost. The expense for the three months ended March 31, 2010 was nil.

In the first quarter of 2010, we entered into a total return swap with BAM with a cash collateralized notional of $138 million. The value of the swap references the change in value of securities of a portfolio of commercial properties. The term of the swap is the earlier of 5 years or repayment of underlying securities.  As at March 31, 2010, the fair value of this contract was $138 million. For the three months ended March 31, 2010, no gain or loss has been recorded on this swap.

In the first quarter of 2010, we entered into a put arrangement with BAM under which our investment in certain equity securities may be sold to BAM for a price based on our cost at anytime during the three month period ending May 2010. Under this put arrangement we have agreed that, in the event we dispose of our investment to a third party prior to expiration of the option, a portion of the resulting proceeds in excess of the put price specified in the contract will be paid to BAM. As at March 31, 2010, the fair value of this contract was nil.

Brookfield Properties Corporation	53

DISTRIBUTIONS
Distributions paid by the company during the three months ended March 31, 2010 and the year ended December 31, 2009 are as follows:

		Three months ended	Year ended
	Currency	Mar. 31, 2010	Dec. 31, 2009
Common shares	US$	$0.1400	$0.5600
Class A preferred shares	C$	0.0208	0.0833
Class AA Series E preferred shares	C$	0.0984	0.4480
Class AAA Series E preferred shares	C$	0.0971	0.4267
Class AAA Series F preferred shares	C$	0.3750	1.5000
Class AAA Series G preferred shares	US$	0.3281	1.3125
Class AAA Series H preferred shares	C$	0.3594	1.4375
Class AAA Series I preferred shares	C$	0.3250	1.3000
Class AAA Series J preferred shares	C$	0.3125	1.2500
Class AAA Series K preferred shares	C$	0.3250	1.3000
Class AAA Series L preferred shares	C$	0.4219	0.4531
Class AAA Series N preferred shares	C$	0.2949	—

54	Q1/2010 Interim Report

Consolidated Balance Sheets

Unaudited (US Millions)	Note	Mar. 31, 2010	Dec. 31, 2009(1)	Jan. 1, 2009(1)
Assets
Non-current assets
Investment properties
Commercial properties	5	$9,746	$9,513	$8,965
Commercial developments	5	449	469	1,039
Equity accounted investments
Investment in U.S. Office Fund	6	1,042	945	2,078
Other jointly controlled entities	7	1,004	891	887
Investments in associates	9	150	15	10
Residential development inventories	10	816	797	718
Non-current financial assets	11	817	583	―
		14,024	13,213	13,697
Current assets
Residential development inventories	10	445	438	478
Receivables and other assets	12	1,283	1,341	595
Restricted cash and deposits	13	39	39	64
Cash and cash equivalents	31	116	104	109
		1,883	1,922	1,246
Assets held for sale	14	311	311	294
Total assets		$16,218	$15,446	$15,237

Liabilities
Non-current liabilities
Commercial property debt	15	$4,570	$4,525	$5,368
Residential development debt	16	14	46	55
Capital securities – corporate	17	1,043	1,009	882
Capital securities – fund subsidiaries		―	―	265
Other non-current financial liabilities	18	117	117	―
Other non-current liabilities	19	172	172	―
Deferred tax liabilities	21	547	516	560
		6,463	6,385	7,130
Current liabilities
Commercial property debt	15	618	626	661
Residential development debt	16	350	131	379
Accounts payable and accrued liabilities	20	439	475	491
		1,407	1,232	1,531
Liabilities associated with assets held for sale	14	164	174	217
Total liabilities		8,034	7,791	8,878

Equity
Preferred equity	22	561	304	45
Common equity	22	6,754	6,514	5,778
Total shareholders’ equity		7,315	6,818	5,823
Non-controlling interests	22	869	837	536
Total equity		8,184	7,655	6,359
Total liabilities and equity		$16,218	$15,446	$15,237
(1) Refer to Note 3 for effects of adoption of IFRS
See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	55

Consolidated Statements of Income

Unaudited		Three months ended March 31
(US Millions, except per share amounts)	Note	2010	2009(1)
Total revenue	23	$392	$310
Net operating income
Commercial operations	23	171	153
Residential operations	23	15	6
		186	159
Interest and other income	23	18	7
		204	166
Expenses
Interest
Commercial property debt		71	72
Capital securities – corporate		14	12
General and administrative		28	27
Depreciation		3	3
Income before fair value gains (losses), share of net earnings (losses) from equity accounted investments and income tax expense (benefit)		88	52
Fair value gains (losses)	24	69	(386)
Share of net earnings (losses) from equity accounted investments	25	147	(309)
Income (loss) before income taxes		304	(643)
Income tax expense (benefit)	21	31	(34)
Net income (loss) from continuing operations		273	(609)
Income from discontinued operations	14	4	3
Net Income (loss)		$277	$(606)
Net income (loss) attributable to
Common shareholders		$252	$(605)
Non-controlling interests		25	(1)
		$277	$(606)
Net income (loss) per share attributable to common shareholders - basic
Continuing operations		$0.47	$(1.56)
Discontinued operations		0.01	0.01
		$0.48	$(1.55)
Net income (loss) per share attributable to common shareholders - diluted
Continuing operations		$0.43	$(1.56)
Discontinued operations		0.01	0.01
		$0.44	$(1.55)
(1) Refer to Note 3 for effects of adoption of IFRS
See accompanying notes to the consolidated financial statements

56	Q1/2010 Interim Report

Consolidated Statements of Comprehensive Income

Unaudited	Three months ended March 31
(US Millions)	2010	2009(1)
Net income (loss)	$277	$(606)
Foreign currency translation
Unrealized foreign currency translation gains (losses) of foreign operations	76	(62)
Net unrealized (losses) gains on hedges of investments in foreign operations	(21)	19
	55	(43)
Derivatives designated as cash flow hedges
Unrealized gain (losses) on derivatives designated as cash flow hedges, net of income taxes of nil (2009 – nil)	1	(2)
	1	(2)
Other comprehensive income (loss)	56	(45)
Comprehensive income (loss)	333	(651)

Comprehensive income (loss) attributable to
Common shareholders	308	(650)
Non-controlling interests	25	(1)
	$333	$(651)
(1) Refer to Note 3 for effects of adoption of IFRS
See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	57

Consolidated Statements of Changes in Equity

Unaudited		Three months ended March 31
(US Millions)	Note	2010	2009(1)
Preferred equity
Balance, beginning of period		$304	$45
Proceeds from shares issued on share offering		257	―
Balance, end of period	22	$561	$45

Common equity
Common shares
Balance, beginning of period		$3,303	$2,274
Dividend reinvestment		1	―
Proceeds from shares issued on exercise of options		1	―
Balance, end of period		3,305	2,274
Contributed surplus
Balance, beginning of period		10	4
Non-controlling interests repurchased		9	―
Stock-based compensation awards	26	1	1
Balance, end of period		20	5
Retained earnings
Balance, beginning of period		3,025	3,509
Net income (loss) attributable to common shareholders		252	(605)
Shareholder distributions
Preferred share dividends	22	(9)	(1)
Common share dividends	22	(71)	(55)
Balance, end of period		3,197	2,848
Accumulated other comprehensive income (loss)
Balance, beginning of period		176	(9)
Other comprehensive income (loss) attributable to common shareholders		56	(45)
Balance, end of period	22	232	(54)
Total common equity		$6,754	$5,073

Total shareholders’ equity		$7,315	$5,118

Non-controlling interests
Balance, beginning of period		$837	$536
Net income (loss) attributable to non-controlling interests		25	(1)
Foreign currency translation		16	(12)
Non-controlling interests issued		―	4
Non-controlling interests repurchased		(9)	―
Balance, end of period	22	869	527

Total equity		$8,184	$5,645
(1) Refer to Note 3 for effects of adoption of IFRS
See accompanying notes to the consolidated financial statements

58	Q1/2010 Interim Report

Consolidated Statements of Cashflow

Unaudited		Three months ended March 31
(US Millions)	Note	2010	2009(1)

Operating activities
Net income (loss)		$277	$(606)
Share of net (earnings) losses from equity accounted investments	25	(147)	309
Fair value (gains) losses	24	(69)	386
Deferred income tax expense (benefit)	21	18	(43)
Depreciation		3	3
Accretion of debt discount and transaction costs		2	2
Stock option and deferred share unit grant expense	26	1	1
Initial direct leasing costs		(1)	(7)
Increase in land and housing inventory		4	(20)
Working capital and other		(42)	(49)
		46	(24)
Financing activities and capital distributions
Commercial property debt arranged		2	21
Commercial property debt repaid		(29)	(18)
Corporate credit facilities arranged		―	139
Land development debt arranged		188	44
Land development debt repaid		(10)	(12)
Distributions to non-controlling interests		(1)	(2)
Non-controlling interest contributions arranged		―	4
Preferred shares issued	22	257	―
Preferred share dividends	22	(9)	(1)
Common share dividends	22	(71)	(55)
		327	120
Investing activities
Loans receivable from affiliate	30	74	(10)
Purchase of financial assets		(436)	―
Proceeds from sale of financial assets		95	―
Investment in real estate joint ventures		(68)	―
Restricted cash and deposits	13	―	25
Capital expenditures – commercial developments		(2)	(34)
Capital expenditures – commercial properties		(24)	(18)
		(361)	(37)
Increase in cash resources		12	59
Opening cash and cash equivalents		104	109
Closing cash and cash equivalents		$116	$168
(1) Refer to Note 3 for effects of adoption of IFRS
See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	59

Notes to the Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE COMPANY
Brookfield Properties Corporation (“Brookfield” or “the company”) is incorporated under the laws of Canada. The company owns, develops and operates commercial office properties in select cities in North America and develops residential land. The company is a subsidiary of Brookfield Asset Management Inc. (“BAM”) which owns 51% of the company’s voting common shares. The common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “BPO”. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and it operates head offices at Three World Financial Center in New York, New York and Brookfield Place in Toronto, Ontario.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES
(a)	Statement of compliance
International Financial Reporting Standards (“IFRS”) requires an entity to adopt IFRS in its first annual financial statements under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS. The company will make this statement when it issues its 2010 annual financial statements. These financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the company expects to adopt in its consolidated financial statements for the year ending December 31, 2010.

(b)	Basis of presentation
The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million. The accounting policies set out below have been applied consistently in all material respects. Standards and guidelines not effective for the current accounting period are described in Note 4.

(c)	Basis of consolidation
The consolidated financial statements include the accounts of the company and its consolidated subsidiaries, which are the entities over which the company has control. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Non-controlling interests in the equity and results of the company’s subsidiaries are shown separately in equity in the consolidated balance sheet.

(d)	Investments in joint ventures and associates
(i)	Interests in joint ventures
A joint venture is a contractual arrangement pursuant to which the company and other parties undertake an economic activity that is subject to joint control whereby the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The company reports its interests in jointly controlled entities using the equity method of accounting.  Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for the company’s proportionate share of post-acquisition changes in the net assets of the joint ventures, or for post-acquisition changes in any excess of the company’s carrying amount over the net assets of the joint ventures, less any identified impairment loss.  When the company’s share of losses of a joint venture equals or exceeds its interest in that joint venture, the company discontinues recognizing its share of further losses.  An additional share of losses is provided for and a liability is recognized only to the extent that the company has incurred legal or constructive obligations to fund the entity or made payments on behalf of that entity.

Where the company undertakes its activities under joint venture arrangements through a direct interest in the joint venture’s assets, rather than through the establishment of a separate entity, the company’s proportionate share of joint venture assets, liabilities, revenues and expenses are recognized in the financial statements and classified according to their nature.

Where the company transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the company’s interest in the joint venture. Balances outstanding between the company and jointly controlled entities in which it has an interest are not eliminated in the consolidated balance sheet.

(ii)	Investments in associates
An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture.

60	Q1/2010 Interim Report

The results and assets and liabilities of associates are incorporated in the company’s financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for the company’s proportionate share of post-acquisition changes in the net assets of the associates, or for post-acquisition changes in any excess of the company’s carrying amount over the net assets of the associates, less any identified impairment loss.  When the company’s share of losses of an associate equals or exceeds its interest in that associate, the company discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the company has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the company, profits and losses are eliminated to the extent of the company’s interest in the relevant associate. Balances outstanding between the company and associates are not eliminated in the consolidated balance sheet.

(e)	Investment properties
Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. Related fair value gains and losses are recorded in net income in the period in which they arise.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The company considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the company has pre-leased space as of or prior to the start of the development and the lease requires the company to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs incurred by the company in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Investment properties are reclassified to Assets held for sale when criteria set out in IFRS 5, “Non-current assets held for sale and discontinued operations” are met.

(f)	Assets held for sale
Non-current assets and groups of assets and liabilities which comprise disposal groups are categorized as assets held for sale where the asset or disposal group is available for sale in its present condition, and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale; there is an active program to find a buyer; the non-current asset or disposal group is being actively marketed at a reasonable price; the sale is anticipated to be completed within one year from the date of classification, and; it is unlikely there will be changes to the plan. Where an asset or disposal group is acquired with a view to resale, it is classified as a non-current asset held for sale if the disposal is expected to take place within one year of the acquisition, and it is highly likely that the other conditions referred to above will be met within a short period following the acquisition. The profit or loss arising on sale of a disposal group will be recognized as discontinued operations.

(g)	Residential development inventories
Residential development inventories are recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue. Residential developments are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may exceed net realizable value. An impairment loss is recognized in net income when carrying value of the land exceeds its net realizable value. Net realizable value is based on projections of future cash flows which take into account the specific development plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

The cost of residential development inventories includes borrowing costs directly attributable to projects under active development. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average capitalization rate for the company’s other borrowings to eligible expenditures. Borrowing costs are not capitalized on residential developments where no development activity is taking place. Residential development inventories are considered current assets when active development begins at which time they are classified as land under development or housing inventory; land held for development is considered non-current.

Brookfield Properties Corporation	61

(h)	Taxation
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized directly in equity.

(i)	Provisions
A provision is a liability of uncertain timing or amount. Provisions are recognized when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to passage of time is recognized as interest expense.

(j)	Foreign currencies
The financial statements are presented in U.S. dollars, which is the functional currency of the company and the presentation currency for the consolidated financial statements.

Assets and liabilities of subsidiaries having a functional currency other than the U.S. dollar are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement in interest and other, except for those related to monetary liabilities qualifying as hedges of the company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in other comprehensive income.

(k)	Share-based payments
The company and its subsidiaries issue share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions is determined as the fair value of the options on the grant date using a fair value model. The cost of the stock-options is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. The cost of cash-settled share-based transactions is measured as the fair value at the grant date, and expensed over the vesting period with the recognition of a corresponding liability. The liability is measured at each reporting date at fair value with changes in fair value recognized in income.

(l)	Revenue recognition
(i)	Commercial operations
The company has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the company is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

62	Q1/2010 Interim Report

(ii)	Residential operations
Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is assured.

(iii)	Performance and management fee revenue
The company is entitled to management fees and performance fees on the management of properties for third parties. The company recognizes management fees as earned. The company recognizes performance fees in revenue when the amount receivable from its fund partners is determinable at the end of a contractually specified term.

(m)	Financial instruments and derivatives
Derivative instruments are recorded in the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract.

The following summarizes the company’s classification and measurement of financial assets and liabilities:

	Classification	Measurement
Financial assets
Non-current financial assets
Equity securities designated as available-for-sale (“AFS”)	AFS	Fair value
Equity securities designated as fair value through profit or loss (“FVTPL”)	FVTPL	Fair value
Derivative assets	FVTPL	Fair value
Secured loans	FVTPL	Fair value
Receivables and other assets
Accounts receivable	Loans and receivables	Amortized cost
Loan receivable from affiliate	Loans and receivables	Amortized cost
Residential receivables	Loans and receivables	Amortized cost
Restricted cash and deposits	Loans and receivables	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Financial liabilities
Commercial property debt	Other liabilities	Amortized cost(1)
Residential development debt	Other liabilities	Amortized cost
Capital securities – corporate	Other liabilities	Amortized cost
Capital securities – fund subsidiaries	Other liabilities	Amortized cost
Other non-current financial liabilities
Loan payable	Other liabilities	Amortized cost
U.S. Office Fund true-up obligation	Other liabilities	Amortized cost(1)
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
(1)	Except for derivatives embedded in the related financial instruments that are classified as FVTPL and measured at fair value

The company applies hedge accounting to derivative financial instruments in cashflow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

In cashflow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. Hedging gains and losses recognized in accumulated other comprehensive income (“AOCI”) are reclassified to net income in the periods when the hedged item affects net income. Gains and losses on derivatives are immediately reclassified to net income when the hedged item is sold or terminated or when it is determined a hedged forecasted transaction is no longer probable.

In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts recorded in AOCI are recognized in net income when there is a disposition of the foreign subsidiary.

Brookfield Properties Corporation	63

Changes in the fair value of derivative instruments, including embedded derivatives, that are not designated as hedges for accounting purposes, are recognized in fair value gains (losses) or general and administrative expense consistent with the underlying nature and purpose of the derivative instrument.

(n)	Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(o)	Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the company’s accounting policies and that have the most significant effect on the amounts in the financial statements:

(i)	Investment in U.S. Office Fund
The company’s investment in the U.S. Office Fund (the “Fund”) is described in Note 6.  The critical judgments made in accounting for the Fund relate to the company’s determination that the venture is subject to joint control based on the rights assigned to the company and its joint venture partners under the joint venture agreement, the classification of certain of the investments in the venture as liabilities or equity, the identification of contractual provisions in the joint venture agreement that are accounted for separately as financial instruments under IAS 39, “Financial Instruments – Recognition and Measurement” (“IAS 39”), the measurement of the transactions related to the reorganization of the Fund which was completed in the second quarter of 2009 (the “reorganization”), and the classification of gains or losses resulting from reorganization in earnings or equity, as well as the period in which such amounts are recognized.

(ii)	Income taxes
The company applies judgment in determining the tax rate applicable to its Real Estate Investment Trust (“REIT”) subsidiaries and identifying the temporary differences related to such subsidiaries in respect of which deferred income taxes are recognized.  Deferred taxes related to temporary differences arising in the company’s REIT subsidiaries, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and the company intends that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

(iii)	Leases
The company’s policy for revenue recognition on commercial properties is described in Note 2(l)(i).  In applying this policy, the company makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property which determines whether such amounts are treated as additions to commercial property as well as the point in time at which revenue recognition under the lease commences.

The company also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the company is lessor, are operating or finance leases.  The company has determined that all of its leases are operating leases.

(iv)	Investment property
The company’s accounting policies relating to investment property are described in Note 2(e).  In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property. Judgment is also applied in determining the extent and frequency of independent appraisals.

(v)	Financial instruments
The company’s accounting policies relating to financial instruments are described in Note 2(m).  The critical judgments inherent in these policies relate to applying the criteria set out in IAS 39 to designate financial instruments as FVTPL, assessment of the effectiveness of hedging relationships, determining whether the company has significant influence over investees with which it has contractual relationships in addition to the financial instrument it holds and identification of embedded derivatives subject to fair value measurement in certain hybrid instruments.

(vi)	Basis of consolidation
The company owns 100% of the non-voting common shares of WFP Forest Products Limited (“WFPL”), a joint venture which principally owns the limited partnership interest in a residential development subsidiary, Carma Developers LP, and has determined it controls WFPL as a special purpose entity.  Judgment is involved in determining that WFPL is a special purpose entity that is within the scope of SIC Interpretation 12, “Consolidation – Special Purpose Entities”, and in determining that, in substance, the company retains the majority of the residual ownership risk of the assets of WFPL.

64	Q1/2010 Interim Report

(p)	Critical Accounting Estimates and Assumptions
The company makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period.  Actual results could differ from estimates.  The estimates and assumptions that are critical to the determination of the amounts reported in the financial statements relate to the following:
(i)	Investment property
The critical estimates and assumptions underlying the valuation of commercial properties and commercial developments are set out in Note 5.

(ii)	Financial instruments
As discussed in Note 6, in accounting for its interest in the Fund the company recognizes the value of its option and the cash adjustment payments under the put and call arrangement and related true up payment as financial instruments.  The carrying amounts of these financial instruments are determined based on estimates of the future values of the properties and debt underlying the equity interests in the Fund, and assumptions about the timing of settlement.  The carrying amounts of these instruments are most sensitive to changes in the relative values of the underlying sub-managed portfolios of properties, which in turn are subject to the estimates and assumptions associated with valuing investment properties discussed in Note 5.

The company holds other financial instruments that represent secured debt and equity interests in commercial properties that are measured at FVTPL.  Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

(ii)	Residential developments
The company estimates the net realizable value of its residential development inventory using estimates and assumptions about future selling prices and future development costs. Also, estimates of future development costs are used to allocate current development costs across phases and communities.

NOTE 3: TRANSITION TO IFRS
The company has adopted IFRS effective January 1, 2009 (“the transition date”) and has prepared its opening IFRS balance sheet as at that date. Prior to the adoption of IFRS the company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The company’s consolidated financial statements for the year ending December 31, 2010 will be the first annual financial statements that comply with IFRS. The company will ultimately prepare its opening IFRS balance sheet by applying existing IFRS with an effective date of December 31, 2010 or prior. Accordingly, the opening IFRS balance sheet and the December 31, 2009 comparative balance sheet presented in the consolidated financial statements for the year ending December 31, 2010 may differ from those presented at this time.

(a)	Elected exemptions from full retrospective application
In preparing these consolidated financial statements in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), the company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)	Business combinations
The company has applied the business combinations exemption in IFRS 1 to not apply IFRS 3, “Business Combinations” retrospectively to past business combinations. Accordingly, the company has not restated business combinations that took place prior to the transition date.

(ii)	Fair value or revaluation as deemed cost
The company has elected to measure owner-occupied property at fair value as at the transition date and use that amount as its deemed cost in the opening IFRS balance sheet.

(iii)	Cumulative translation differences
The company has elected to set the previously accumulated cumulative translation account, which is included in accumulated other comprehensive income, to zero at January 1, 2009. This exemption has been applied to all subsidiaries.

(iv)	Share-based payment transactions
The company has elected to apply IFRS 2, “Share-based Payments” (“IFRS 2”) to equity instruments granted after November 7, 2002 that have not vested by the transition date.

Brookfield Properties Corporation	65

(b) Mandatory exceptions to retrospective application
In preparing these consolidated financial statements in accordance with IFRS 1 the company has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)	Hedge accounting
Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the company’s results under IFRS. Any derivatives not meeting the IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”) criteria for hedge accounting were recorded as a non-hedging derivative financial instruments.

(ii)	Estimates
Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the company under Canadian GAAP are consistent with their application under IFRS.

(c) Reconciliation of equity as reported under Canadian GAAP and IFRS
The following is a reconciliation of the company’s total equity reported in accordance with Canadian GAAP to its total equity in accordance with IFRS at the transition date:

(Millions)		Share Capital	Contributed Surplus		Retained Earnings	AOCI	Common Equity	Preferred Equity - Corporate	Non- Controlling Interests		Total Equity

As reported under Canadian GAAP - Dec. 31, 2008		$2,274	$	―	$1,098	$(7)	$3,365	$45	$	―	$3,410

Reclassification of non-controlling interests to shareholders’ equity	(i)	―		―	―	―	―	―		593	593

Differences increasing (decreasing) reported amount:
Investment property	(ii)	―		―	2,795	―	2,795	―		147	2,942
Basis of accounting	(iii)	―		―	18	―	18	―		(168)	(150)
Financial instruments	(iv)	―		―	(25)	―	(25)	―		―	(25)
Revenue recognition	(v)	―		―	3	―	3	―		―	3
Deferred taxes	(vi)	―		―	(378)	―	(378)	―		(36)	(414)
Cash flow hedges	(vii)	―		―	(10)	10	―	―		―	―
Cumulative translation differences	(viii)	―		―	12	(12)	―	―		―	―
Borrowing costs	(ix)	―		―	―	―	―	―		―	―
Other		―		4	(4)	―	―	―		―	―
As reported under IFRS – Jan. 1, 2009		$2,274		$4	$3,509	$(9)	$5,778	$45		$536	$6,359

The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS at March 31, 2009:

(Millions)		Share Capital	Contributed Surplus	Retained Earnings	AOCI	Common Equity	Preferred Equity - Corporate	Non- Controlling Interests		Total Equity
As reported under Canadian GAAP - Mar. 31, 2009		$2,274	$1	$1,080	$(29)	$3,326	$45	$	―	$3,371

Reclassification of non-controlling interests to shareholders’ equity	(i)	―	―	―	―	―	―		599	599

Differences increasing (decreasing) reported amount:
Investment property	(ii)	―	―	2,118	―	2,118	―		150	2,268
Basis of accounting	(iii)	―	―	17	―	17	―		(186)	(169)
Financial instruments	(iv)	―	―	(25)	―	(25)	―		―	(25)
Revenue recognition	(v)	―	―	―	―	―	―		―	―
Deferred taxes	(vi)	―	―	(336)	―	(336)	―		(36)	(372)
Cash flow hedges	(vii)	―	―	(13)	13	―	―		―	―
Cumulative translation differences	(viii)	―	―	12	(38)	(26)	―		―	(26)
Borrowing costs	(ix)	―	―	(1)	―	(1)	―		―	(1)
Other		―	4	(4)	―	―	―		―	―
As reported under IFRS – Mar. 31, 2009		$2,274	$5	$2,848	$(54)	$5,073	$45		$527	$5,645

66	Q1/2010 Interim Report

The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS at December 31, 2009:

(Millions)		Share Capital	Contributed Surplus	Retained Earnings	AOCI	Common Equity	Preferred Equity - Corporate	Non- Controlling Interests		Total Equity

As reported under Canadian GAAP - Dec. 31, 2009		$3,303	$6	$1,158	$55	$4,522	$304	$	―	$4,826

Reclassification of non-controlling interests to shareholders’ equity	(i)	―	―	―	―	―	―		938	938

Differences increasing (decreasing) reported amount:
Investment property	(ii)	―	―	1,994	―	1,994	―		146	2,140
Basis of accounting	(iii)	―	―	47	―	47	―		(220)	(173)
Financial instruments	(iv)	―	―	74	―	74	―		―	74
Revenue recognition	(v)	―	―	23	―	23	―		―	23
Deferred taxes	(vi)	―	―	(247)	―	(247)	―		(27)	(274)
Cash flow hedges	(vii)	―	―	(12)	12	―	―		―	―
Cumulative translation differences	(viii)	―	―	12	109	121	―		―	121
Borrowing costs	(ix)	―	―	(12)	―	(12)	―		―	(12)
Other		―	4	(12)	―	(8)	―		―	(8)
As reported under IFRS – Dec. 31, 2009		$3,303	$10	$3,025	$176	$6,514	$304		$837	$7,655

(i)	Reclassification of non-controlling interests to shareholders equity
IAS 1, “Presentation of Financial Statements” (“IAS 1”) requires non-controlling interests to be classified as a component of equity.  Under Canadian GAAP non-controlling interest was classified outside of equity.

(ii)	Investment property
The company considers its commercial properties and commercial developments to be investment properties under IAS 40, “Investment Property” (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or services or for sale in the ordinary course of business. Similar to Canadian GAAP, investment property is initially recorded at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for investment property. The company has elected to use the fair value model. This adjustment to retained earnings represents the cumulative unrealized gain in respect of the company’s investment property, net of the de-recognition of related intangible assets and liabilities which are inherently reflected in the fair value of commercial property, and the reclassification of straight-line rent receivable. This adjustment also includes fair value adjustments, determined in a similar manner as for commercial properties and commercial developments, related to the company’s share of investment properties in the U.S. Office Fund and other jointly controlled entities. The company’s investment in the U.S. Office Fund and other jointly controlled entities were either consolidated or proportionately consolidated under Canadian GAAP and are accounted for following the equity method under IFRS.

(iii)	Basis of accounting
The company’s interest in the U.S. Office Fund (the “Fund”) is held through an indirect interest in TRZ Holdings LLC (the “venture”), an entity established by the company and its joint venture partner, The Blackstone Group (“Blackstone”). The venture owns a portfolio of commercial properties which are sub-managed by Brookfield and Blackstone. The company and Blackstone have joint control over the strategic financial and operating policy decisions relating to the activities of the venture and, accordingly, the company has determined it is a jointly controlled entity which is accounted for following the equity method of accounting. The company manages the Brookfield sub-managed portfolio on behalf of the venture, and manages the interest in the Fund on behalf of a consortium of investors which it leads.

Following a re-organization of the investors’ interests in the Fund (the “reorganization”) which was completed in the second quarter of 2009 (refer to Note 6 for a description of the re-organization), the company’s interest in the Fund is principally held through a 76% equity interest in a subsidiary, BPOP Holdings (U.S.) LLC, which in turn holds a 60% equity interest in the venture.  Prior to the re-organization, the company’s interest in the Fund was principally held through a wholly-owned subsidiary, BPOP (Canada) Inc., which indirectly owned a 39% equity interest in a subsidiary of the venture, TRZ Holdings II Inc. (formerly Trizec Properties Inc.).

Under Canadian GAAP, the company consolidated the venture as, through its subsidiaries, it was the most closely associated member of a related party group that absorbed the majority of the variability of the venture. Blackstone’s interest in the venture was considered a liability and was included in capital securities – fund subsidiaries at redemption value, which was measured as the carrying amount of the net assets of the Blackstone sub-managed portfolio. The results of operations of the Blackstone sub- managed portfolio were allocated to Blackstone through interest expense on capital securities – fund subsidiaries.  As a result, the company’s net income effectively reflected the results of the Brookfield sub-managed portfolio and the non-controlling interests therein attributed to its fund partners. Under IFRS, the company accounts for its investment in the Fund principally based on its legal ownership of the venture and its subsidiaries. The venturers’ exit rights under the put and call arrangement, which effectively results in the allocation of cumulative cash flows to the venturers based on their respective sub-managed portfolios, are accounted for as financial instruments (discussed further in Note 3(c)(iv)).  As a result, on transition to IFRS an adjustment is required to record the company’s share of earnings of the Fund to date based on legal ownership and to establish the related financial instruments at fair value.

Brookfield Properties Corporation	67

In connection with the reorganization, the company recognized a $39 million gain under Canadian GAAP, principally relating to the settlement of debt securities with consideration in the form of non-controlling equity interest in the Fund. Under IFRS no such gain was recognized in connection with the settlement of the aforementioned debt securities as the non-controlling interest was initially recorded at its estimated fair value which approximated the carrying amount of the debenture. The company did, however, recognize a bargain purchase gain of approximately $159 million under IFRS in connection with the reorganization, representing the excess of the fair value of the interest in the venture that the company received in the reorganization over the deemed cost, which was the carrying amount of the company’s pre-existing investment in a subsidiary of the venture. This adjustment to retained earnings also reflects the cumulative amortization of the excess of the carrying amount of the company’s investment in the venture over the inside basis carrying amount of its net assets.

(iv)	Financial instruments
IAS 39 outlines recognition and measurement principles in respect of financial assets and liabilities which differ from Canadian GAAP in respect of the following instruments:

Secured loans
Under IFRS the company designated its secured loans as FVTPL on the basis that these financial assets are managed and performance evaluated on a fair value basis. Under Canadian GAAP, these loans were carried at amortized cost. The secured loans were acquired in the fourth quarter of 2009.

Commercial property debt
Under Canadian GAAP certain participating commercial property debt was being accounted for as a single hybrid instrument at amortized cost using the effective interest rate method and the embedded participation feature was determined not to be an embedded derivative which was required to be accounted for separate from the host instrument. Under IFRS, the participation feature is an embedded derivative that would be accounted for separately as FVTPL.

U.S. Office Fund put and call arrangement
Under the terms of the joint venture agreement with Blackstone, commencing in 2011, for a period of nine months, Blackstone has the option to call the properties that are sub-managed by Blackstone in exchange for its equity interest in the venture. If Blackstone does not exercise this option, commencing in 2013, for a period of 14 months, the Brookfield led consortium has the option to put the Blackstone sub-managed properties to Blackstone in redemption for Blackstone’s equity in the venture. On exercise of either the put or call (collectively, the “U.S. Office Fund option”), the parties are subject to certain cash adjustment payments (the “true-up”) to compensate for differences between the distributions paid and the actual cash flows of the respective sub-managed properties. Such cash adjustments also provide for cross participation in cash flows and changes in fair value of each party’s sub-managed properties. The company’s put option is a derivative financial instrument classified as FVTPL and presented in non-current financial assets. The company’s obligation under the true-up represent a financial instrument with an embedded derivative relating to the adjustment for changes in fair value of the properties. The true-up is measured at amortized cost using the effective interest method, except for that portion representing the embedded derivative that is measured at fair value, and is presented in non-current financial liabilities. The gains and losses associated with these instruments are recorded in earnings as fair value gains (losses).

Prior to the reorganization, the company did not hold a direct investment in the venture and therefore was not legally a party to the put and call arrangement. Accordingly, the company first recognized the effects of the U.S. Office Fund option and the true-up following the reorganization. The U.S. Office Fund option was not separately recognized under Canadian GAAP and the true-up was accounted for on an accrual basis. Under IFRS, the U.S. Office Fund option meets the definition of a derivative which is carried at FVTPL. Similarly, the true-up is a financial liability carried at amortized cost following the effective interest method with an embedded derivative for the property value portion thereof, which is also carried at FVTPL.

(Millions)	Dec. 31, 2009	Mar. 31, 2009		Jan. 1, 2009
Secured loans	$7	$	―	$	―
Commercial property debt	(29)		(25)		(25)
U.S. Office Fund option and true-up	96		―		―
Total adjustments related to financial instruments	$74		$(25)		$(25)

68	Q1/2010 Interim Report

(v)	Revenue recognition
Under Canadian GAAP, when a tenant has agreed to a termination settlement in respect of a lease agreement any revenue in connection therewith is recognized when the tenant vacates the property. Under IFRS, an assessment is made using the criteria listed in IAS 18, “Revenue” (“IAS 18”) in order to determine the appropriate period in which to recognize this income.   This adjustment represents the recognition of termination income and related receivable in the period which had not yet been recognized for Canadian GAAP purposes.

(vi)	Deferred taxes
The increase in deferred income tax liabilities under IFRS compared with Canadian GAAP primarily relates to the increased carrying values of the company’s commercial properties and commercial developments, including those properties within unconsolidated tax transparent joint ventures. The deferred income tax liability under IFRS is determined by applying tax rates to temporary differences that are consistent with the company’s expectation that the method of realization will be through owning and operating its properties rather than through sale.

(vii)	Cash flow hedges
As a result of the change in the basis of accounting for the Fund discussed in item Note 3(c)(iii) above, certain derivatives designated as cash flow hedges under Canadian GAAP have been de-designated resulting  in an adjustment to retained earnings.

(viii)	Cumulative translation differences
The company elected to set the cumulative translation amount of $12 million under Canadian GAAP to zero upon transition to IFRS. This has been reflected as a reclassification between AOCI and retained earnings and thus does not affect reported equity. The company has recognized cumulative translation adjustments of $121 million and $26 million at December 31, 2009 and March 31, 2009, respectively, from translating the assets and liabilities of foreign subsidiaries, as measured under IFRS, to U.S. dollars.

(ix)	Borrowing costs
As a result of the adoption of IFRS and in accordance with IAS 23, “Borrowing Costs”, certain borrowing costs are no longer capitalized.

(d) Reconciliation of Net Income As Reported Under Canadian GAAP and IFRS
The following is a reconciliation of the company’s net income reported in accordance with Canadian GAAP to its net income in accordance with IFRS for the year ended December 31, 2009 and three months ended March 31, 2009.

(Millions)	Note	Three months ended Mar. 31, 2009	Year ended Dec. 31, 2009
Net income as reported under Canadian GAAP		$38	$317
Differences increasing (decreasing) reported amount:
Investment property	(i)	(684)	(867)
Basis of accounting	(ii)	(1)	29
Revenue recognition	(iii)	(3)	21
Financial instruments	(iv)	(4)	99
Lease accounting	(v)	(1)	1
Deferred taxes	(vi)	41	141
Capitalized costs	(vii)	(1)	(4)
Non-controlling interests	(viii)	11	58
Borrowing costs	(ix)	(1)	(12)
Other		—	(10)
Net loss as reported under IFRS		$(605)	$(227)

(i)
(i)	Investment property
In accordance with IFRS and the company’s policy choice, the company measures investment property at fair value and records changes in fair value in income during the period of change. Under Canadian GAAP commercial property was recorded at cost and depreciated over its estimated life.  In addition, the amortization of intangible assets and liabilities recognized on the acquisition of investment property was amortized to revenue under Canadian GAAP, which will no longer be the case under IFRS as the value of the intangible assets and liabilities are considered in the determination of the fair value of the investment property.

(ii)	Basis of accounting
As described in 3(c)(iii) this adjustment relates to the recognition of the company’s share of income from the Fund based on legal ownership interests rather than the Brookfield sub-managed portfolio.

Brookfield Properties Corporation	69

(iii)	Revenue recognition
As described in 3(c)(v) this adjustment relates to the recognition of lease termination income in accordance with IAS 18.

(iv)	Financial instruments
As described in 3(c)(iv) this adjustment relates to the recognition and measurement of certain financial instruments which were not separately recognized under Canadian GAAP or are measured on a different basis under IFRS.

Also as described in 3(c)(vii) certain cash flow hedges previously meeting hedge accounting criteria under Canadian GAAP are de-designated under IFRS and included in interest expense.

(v)	Lease accounting
Consistent with Canadian GAAP, IFRS requires rental revenue from operating leases to be recognized on a straight-line basis over the term of the lease. However, Canadian GAAP adopted this accounting on a prospective basis in 2004 and as a result this adjustment reflects the amounts that would be recognized as rental revenue under IFRS had the applicable leases been accounted for on a straight-line basis since their inception.

(vi)	Deferred taxes
The adjustment related to deferred taxes reflects the change in temporary differences resulting from the impact of the above differences between IFRS and Canadian GAAP.

(vii)	Capitalized costs
Under IFRS, the date on which a development property is reclassified to a commercial property is when the asset is in the condition and capable of operating in the manner intended by management.  This date may be earlier as compared to Canadian GAAP and as a result there is an adjustment to recognize interest and other costs previously capitalized under Canadian GAAP into income under IFRS.

(viii)	Non-controlling interests
This adjustment reflects the impact of the preceding adjustments to the extent they relate to interests of other equity holders.

(ix)	Borrowing costs
As a result of the adoption of IFRS, and in accordance with IAS 23, “Borrowing Costs” (“IAS 23”), certain borrowing costs related to residential operations are no longer capitalized.

(e) Reconciliation Of Comprehensive Income (loss) As Reported Under Canadian GAAP to IFRS
The following is a reconciliation of the company’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income in accordance with IFRS for the year ended December 31, 2009 and three months ended March 31, 2009.

(Millions)	Note	Three months ended Mar. 31, 2009	Year ended Dec. 31, 2009
Comprehensive income as reported under Canadian GAAP		$16	$379
Differences increasing (decreasing) reported comprehensive loss:
Differences in net income	(i)	(643)	(544)
Foreign currency translation	(ii)	(26)	121
Cash flow hedge de-designation	(iii)	2	2
Comprehensive loss as reported under IFRS		$(651)	$(42)

(i)	Differences in net income
Reflects the differences in net income under Canadian GAAP and IFRS as described in 3(d) for the respective periods.

(ii)	Foreign currency translation
Reflects the foreign currency exchange impact of IFRS adjustments during the respective periods.

(iii)	Cash flow hedge de-designation
As described in section 3(c)(iii), the change in basis of accounting for the Fund has resulted in the de-designation of certain cash flow hedges.

70	Q1/2010 Interim Report

(f)     Financial assets and liabilities
Upon the adoption of IFRS, all previously recognized financial assets and financial liabilities have been designated consistent with the designations under Canadian GAAP with the exception of the certain secured loans which have been designated as FVTPL under IFRS as compared with loans and receivables and measured at amortized cost under Canadian GAAP.

(g)    Changes to the cash flow statement
There were no material adjustments to the cash flow statement as a result of the conversion to IFRS.

(h)    Earnings per share
The company has the option to settle the principal amount of its outstanding capital securities – corporate in cash or a variable number of its own common shares. Under IFRS, the calculation of diluted earnings per share must be based on the presumption that these securities will settle by the issuance of common shares whereas under Canadian GAAP such potential common shares were excluded from the calculation of diluted earnings per share on the basis that the company’s past practice provided a reasonable basis that these securities would be settled in cash.

NOTE 4: FUTURE ACCOUNTING POLICY CHANGES
Financial Instruments
IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The company is currently evaluating the impact of IFRS 9 on its financial statements.

Related Party Disclosures
On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The company is currently evaluating the impact of the change to IAS 24 on its financial statements.

NOTE 5: INVESTMENT PROPERTIES

	Mar. 31, 2010		Dec. 31, 2009
(Millions)	Commercial properties	Commercial developments	Commercial properties	Commercial developments
Balance at beginning of period	$9,513	$469	$8,965	$1,039
Additions
Capital expenditures	9	7	41	105
Initial direct leasing costs	1	—	34	—
Dispositions	—	—	(294)	—
Reclassification of commercial developments, net	—	—	697	(697)
Fair value gains (losses)	80	(32)	(389)	(85)
Foreign currency translation	135	5	446	107
Other changes	8	—	13	—
Balance at end of period	$9,746	$449	$9,513	$469

Commercial properties and commercial developments with an aggregate fair value of nil at March 31, 2010 (December 31, 2009 - $4,617 million) were valued by qualified external valuation professionals. The company determined the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflow in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based the application of a capitalization rate to estimated year 11 cash flows. Commercial developments under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

Brookfield Properties Corporation	71

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following tables:

	Mar. 31, 2010			Dec. 31, 2009			Jan. 1, 2009
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	12.25%	7.25%	8.81%	12.25%	7.25%	8.80%	12.05%	7.00%	8.62%
Terminal cap rate	10.00%	5.50%	6.89%	10.00%	5.50%	6.87%	9.25%	5.70%	6.96%
Investment horizon (yrs)	15	2	10	15	2	10	15	2	10

Canada
Discount rate	8.75%	6.75%	7.37%	8.75%	6.75%	7.38%	8.50%	6.50%	7.26%
Terminal cap rate	8.00%	6.25%	6.64%	8.00%	6.25%	6.65%	7.75%	6.13%	6.58%
Investment horizon (yrs)	15	10	10	15	10	10	20	10	11

Values are most sensitive to changes in discount rates.

Included in commercial properties is $198 million (compared to $195 million on December 31, 2009) of net straight line rent receivables arising from the recognition of rental revenue on a straight line basis over the lease term in accordance with IAS 17, “Leases”.

Commercial properties with a fair value of approximately $2,827 million (December 31, 2009 - $2,758 million) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any properties held under operating leases.

During the period, the company capitalized a total of $8 million (2009 - $106 million) of costs related to commercial developments. Included in this amount is nil (2009 - $23 million) of construction and related costs and $8 million (2009 - $10 million) of borrowing costs capitalized to the company’s commercial development sites for the period ended March 31, 2010. The weighted average capitalization rate used for capitalization of borrowing costs to commercial developments is 5.03% (2009 – 4.47%).

Investment properties with a fair value of $9.6 billion (December 31, 2009 – $9.5 billion) are pledged as security for commercial property debt.

NOTE 6: INVESTMENT IN U.S. OFFICE FUND
The company’s investment in the Fund and proportionate ownership interest is as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009

Investment in TRZ Holdings LLC	61%	61%	nil
Investment in TRZ Holdings II Inc. and subsidiaries	nil	nil	39%(2)
Economic interest in the Fund(1)	47%	47%	45%
(1) Net of non-controlling interests held by the company’s co-investors in the Fund – refer to Note 22(e)
(2) Economic interest is greater than legal ownership as prior to the reorganization, the company’s share of acquisition financing was only approximately 25% of the total

In connection with the reorganization of the ownership interests in the Fund, capital securities – fund subsidiaries, which consisted of partner contributions to the Fund by way of an unsecured debenture issued by BPOP (Canada) Inc., were redeemed for consideration in the form of a non-controlling equity interest in BPOP Holdings (U.S.) LLC. The non-controlling equity interest was initially recorded at its estimated fair value of $265 million which approximated the carrying amount of the redeemed debenture. Also as part of the reorganization, the company, through BPOP Holdings (U.S.) LLC, caused its indirect equity interest in TRZ Holdings II Inc. and $765 million of debt previously issued by BPOP (Canada) Inc. to be contributed to the venture in exchange for an approximate 60% indirect equity interest in the venture. The equity in the venture received, as well as the U.S. Office Fund option and true-up related to the put and call arrangement, were initially recognized at their estimated fair values. The excess of the initial carrying amount of the company’s interest in the venture over the venture’s underlying net assets of approximately $190 million, principally relating to a discount in respect of certain debt in the venture, will be recognized as an adjustment to the company’s share of the net earnings of the venture primarily over the remaining term of the aforementioned debt which matures in 2011.

The fair value of the U.S. Office Fund option to the company is estimated as the difference between the expected value of Blackstone’s interest in the venture and the expected value of the equity in the Blackstone sub-managed properties to be transferred to Blackstone at the anticipated exercise date, discounted to the balance sheet date using the applicable risk-free discount rate. The fair value of the embedded derivative in the true-up is estimated by discounting the expected future cash flows under the true-up in respect of changes in fair values of the parties’ sub-managed properties up to the anticipated settlement date using the applicable risk-free discount rate. The remainder of the true-up is measured at amortized cost using the effective interest method. Refer to Note 3(c)(iv) for a description of the U.S. Office Fund put and call arrangement, including the U.S. Office Fund option and the true-up.

72	Q1/2010 Interim Report

Summarized financial information in respect of the venture is set out below:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current assets
Commercial properties	$7,234	$6,873	$7,979
Commercial developments	44	244	220
Current assets	168	177	161
Total assets	7,446	7,294	8,360
Non-current liabilities
Commercial property debt	5,698	5,704	4,965
Current liabilities	257	287	324
Total liabilities	5,955	5,991	5,289
Net assets	$1,491	$1,303	$3,071
Company’s share of net assets(1)	$1,042	$945	$2,078
(1) Includes $124 million at March 31, 2010 (December 31, 2009 - $142 million; January 1, 2009 – nil) representing the excess of the company’s carrying amount over its share of the net assets of the venture

	Three months ended March 31
(Millions)	2010	2009
Revenue	$206	$202
Expenses	(142)	(139)
Earnings before fair value gains (losses)	64	63
Fair value gains (losses)	125	(669)
Net earnings (losses)	$189	$(606)
Company’s share of net earnings (losses)(1)	$100	$(224)
(1) Net of $18 million for the three months ended March 31, 2010 (2009 - nil) representing the amortization of the excess of the company’s carrying amount over its share of the net assets of the venture

NOTE 7: INVESTMENT IN OTHER JOINTLY CONTROLLED ENTITIES
The company has investments in joint ventures that are jointly controlled entities. These joint ventures hold individual commercial properties that the company owns together with co-owners.

At March 31, 2010, the company had interests in the following jointly controlled entities, which have been accounted for following the equity method:

		Proportionate Ownership Interest
Name Of Entity	Principal Purpose / Activity	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
BFP 245 Park Co. LLC	Property holding company	51%	51%	51%
WFP Tower D Co. LLP	Property holding company	51%	51%	51%
2072790 Ontario Inc.	Property holding company	25%	25%	25%
77 K Street	Property holding company	50%	50%	50%
100 Bishopsgate	Development property	50%	―	―

WFP Tower D. Co. LP is a joint venture between the company and an affiliate of the principal tenant of the property known as Four World Financial Center, New York. The ground lease on which the building is situated expires on June 17, 2069. WFP Tower D. Co. LP is required under the joint venture agreement to make annual preferred distributions of $11 million to the company’s joint venture partner through September 2013.

2072790 Ontario Inc. is a joint venture company that owns all of the outstanding shares of First Place Tower Brookfield Properties Inc, which holds the property known as First Canadian Place in Toronto. The office tower is subject to a land lease with respect to 50% of the land on which the property is situated. The land lease will expire on December 1, 2023 subject to extension under certain circumstances. At the expiry of the land lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the office tower.

Brookfield Properties Corporation	73

Summarized financial information in respect of the company’s interests in jointly controlled entities is as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current assets
Commercial properties	$3,305	$3,210	$3,223
Commercial developments	136	—	—
Current assets	216	118	57
Total assets	3,657	3,328	3,280
Non-current liabilities
Commercial property debt	1,170	1,179	1,174
Current liabilities	355	225	137
Total liabilities	1,525	1,404	1,311
Net assets	$2,132	$1,924	$1,969
Company’s share of net assets	$1,004	$891	$887

	Three months ended March 31
(Millions)	2010	2009
Revenue	$108	$105
Expenses	(68)	(58)
Earnings before fair value gains (losses)	40	47
Fair value gains (losses)	56	(214)
Net earnings (losses)	$96	$(167)
Company’s share of net earnings (losses)	$46	$(86)

NOTE 8: OTHER JOINTLY CONTROLLED ASSETS
The company’s interests in the following properties are subject to joint control and, accordingly, the company has recorded its proportionate share of the related assets, liabilities, revenue and expenses of the properties following the proportionate consolidation method:

	Proportionate Ownership Interest
Jointly controlled assets	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Exchange Tower	50%	50%	50%
Fifth Avenue Place	50%	50%	50%
Bankers Hall	50%	50%	50%
Bankers Court	50%	50%	50%
Bankers West Parkade (Development)	50%	50%	50%
Suncor Energy Centre	50%	50%	50%
2 Queen Street East	25%	25%	25%
151 Yonge Street	25%	25%	25%
Place de Ville I	25%	25%	25%
Place de Ville II	25%	25%	25%
300 Queen Street (Development)	25%	25%	25%
Jean Edmonds Towers	25%	25%	25%
Altius Centre	25%	25%	25%
Canadian Western Bank	25%	25%	25%
Enbridge Tower	25%	25%	25%
Brookfield Place – Retail & Parking	56%	56%	56%
Brookfield Place III (Development)	54%	54%	54%

74	Q1/2010 Interim Report

Summarized financial information in respect of the company’s interest in jointly controlled assets is set out below:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009

Non-current assets	$1,857	$1,784	$1,720
Current assets	27	24	27
Total assets	1,884	1,808	1,747

Non-current liabilities	558	538	348
Current liabilities	88	87	157
Total liabilities	646	625	505
Net assets	$1,238	$1,183	$1,242

	Three months ended March 31
(Millions)	2010	2009
Revenue	$52	$41
Expenses	(31)	(26)
Earnings before fair value gains (losses)	21	15
Fair value gains (losses)	3	(7)
Net income	$24	$8

NOTE 9: INVESTMENTS IN ASSOCIATES
The company exercises significant influence over the following investments which have been accounted for using the equity method:

		Proportionate Ownership Interest
Name of subsidiary	Principal activity	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Brookfield LePage Johnson Controls	Facilities management	40%	40%	40%
Oakridges	Residential development investment	23.75%	23.75%	23.75%
Brookfield TBird Holdings LP	Investment in secured loans	55%	—	—

In the first quarter of 2010, the company contributed its investment in bank debt that is secured by the equity in a portfolio of commercial properties in Washington, D.C. to Brookfield TBird Holdings LP in exchange for a 55% non-controlling interest in the entity and cash consideration of $93 million.

Summarized financial information in respect of the company’s associates is set out below:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Total assets	$362	$115	$98
Total liabilities	68	68	62
Net assets	$294	$47	$36
Company’s share of net assets	$150	$15	$10

	Three months ended March 31
(Millions)	2010	2009
Revenue	$130	$126
Expenses	(127)	(124)
Net earnings	$3	$2
Company’s share of net earnings	$1	$1

NOTE 10: RESIDENTIAL DEVELOPMENT INVENTORIES

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Land under development	$326	$337	$390
Housing inventory	119	101	88
Total current	445	438	478
Land held for development – non-current	816	797	718
Total	$1,261	$1,235	$1,196

Brookfield Properties Corporation	75

During 2010, the company capitalized a total of $1 million (2009 - $5 million) of interest related to residential developments.

Residential developments of $707 million (2009 - $686 million) are pledged as security for land development debt.

NOTE 11: NON-CURRENT FINANCIAL ASSETS
The components of non-current financial assets are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Equity securities designated as AFS	102	102	—
Equity securities designated as FVTPL	213	—	—
Derivative assets	487	346	—
Secured loans	15	135	—
	817	583	—

(a)	Equity securities designated as AFS
Following a transaction in the fourth quarter of 2009 that diluted the company’s ownership interest in 1625 Eye Street in Washington, D.C. by 90%, the company retained a 10% common equity interest, initially recorded at $10 million, and received preferred equity securities of $92 million, bearing a fixed dividend of 6.25% and redeemable by the issuer at par in 2016, which are pledged as security for a loan payable to the issuer in the same amount. Following the transaction, the company neither controls nor exercises significant influence over 1625 Eye Street and classifies this interest as available-for-sale.

(b)	Equity securities designated as FVTPL
Equity securities designated as FVTPL represent a portfolio investment in a privately held property development and investment company that are designated as FVTPL.

(c)	Derivative assets
Derivative assets includes the value of the company’s U.S. Office Fund option to put the Blackstone sub-managed portfolio to Blackstone in settlement of their interest in the venture as discussed in Note 6. Derivative assets also includes a cash collateralized total return swap entered into with BAM, as further described in Note 29(a).

(d)	Secured loans
Secured loans includes a $15 million (2009 - $135 million) investment in loans secured by commercial property bearing interest at LIBOR plus 1.75% and maturing between December 31, 2011 and December 31, 2012.  In the first quarter of 2010, the company transferred secured loans with a principal value of $291 million to an associate, Brookfield TBird Holdings LP (refer to Note 9). Secured loans have been designated as FVTPL.

NOTE 12: RECEIVABLES AND OTHER ASSETS
The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Accounts receivable	$211	$194	$209
Loan receivable from affiliate(1)	574	648	―
Residential receivables and other assets	343	343	241
Prepaid expenses and other assets	155	156	145
Total	$1,283	$1,341	$595
(1) See Note 30 for related party disclosures

NOTE 13: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Restricted cash and deposits totaled $39 million at March 31, 2010 (December 31, 2009 – $39 million).

76	Q1/2010 Interim Report

NOTE 14: ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
As of January 1, 2009, the four properties that comprise the company’s Minneapolis portfolio being RBC Plaza, 33 South Sixth Street, and Gaviidae I and II, were classified as held for sale as the company intends to exit this market through sale of the properties. These properties are part of the company’s U.S. Commercial business segment.

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Investment properties	$308	$307	$290
Other assets	3	4	4
Assets held for sale	311	311	294

Commercial property debt	152	156	199
Other liabilities	12	18	18
Liabilities associated with assets held for sale	$164	$174	$217

The following table summarizes the income (loss) and cash flows from discontinued operations:

	Three months ended March 31
(Millions)	2010	2009
Revenues	$14	$13
Operating expenses	(7)	(7)
	7	6
Interest expense	(3)	(3)
Income from discontinued operations before income taxes	4	3
Income tax expense	―	―
Income from discontinued operations	$4	$3
Income from discontinued operations per share – basic and diluted	$0.01	$0.01

Cash flows from operating activities	$3	$2
Cash flows from investing activities	1	―
Cash flows used in financing activities	(4)	(2)

NOTE 15: COMMERCIAL PROPERTY DEBT

	Mar. 31, 2010		Dec. 31, 2009		Jan. 1, 2009
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured Corporate Facilities	5.75%	$100	5.75%	$100	1.99%	$325

Secured Commercial Property Debt
Fixed rate	6.34%	4,150	6.34%	4,118	6.33%	4,090
Variable rate	4.42%	1,090	4.52%	1,089	4.44%	1,813
	5.95%	$5,340	5.94%	$5,307	5.55%	$6,228

Current		$618		$626		$661
Non-current		4,570		4,525		5,368
Associated with assets held for sale		152		156		199
		$5,340		$5,307		$6,228

The company’s secured commercial property debt is non-recourse to the company other than its term loan of $100 million (2009 - $100 million). Commercial property debt includes $1,669 million (2009 - $1,616 million) repayable in Canadian dollars of C$1,696 million (2009 - C$1,700 million), all of which is payable by self-sustaining foreign subsidiaries.

Included in commercial property debt is an embedded derivative representing a lender’s right to participate in the appreciation in value of a notional 25% equity interest in the commercial property secured by its mortgage that can be settled, at the company’s option, in cash or equity in the underlying property on maturity of the debt in 2014. The embedded derivative is measured at FVTPL with changes in fair value reported in earnings as fair value gains (losses). The carrying amount of the embedded derivative at March 31, 2010 is $55 million (December 31, 2009 - $54 million; January 1, 2009 - $49 million).

Brookfield Properties Corporation	77

NOTE 16: RESIDENTIAL DEVELOPMENT DEBT

	Mar. 31, 2010		Dec. 31, 2009		Jan. 1, 2009
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Residential Development Debt
Fixed rate	5.55%	$28	6.04%	$28	5.76%	$30
Variable rate	4.11%	336	3.82%	149	3.92%	404
	4.56%	$364	4.01%	$177	3.87%	$434

Current		$350		$131		$379
Non-current		14		46		55
		$364		$177		$434

Land development debt is secured by the underlying properties of the company’s residential development business.

NOTE 17: CAPITAL SECURITIES - CORPORATE
The company has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2010 (1)		Dec. 31, 2009(1)
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		197		190
Class AAA Series G	4,400,000	5.25%		109		109
Class AAA Series H	8,000,000	5.75%		196		189
Class AAA Series I	8,000,000	5.20%		197		190
Class AAA Series J	8,000,000	5.00%		197		190
Class AAA Series K	6,000,000	5.20%		147		141
Total				$1,043		$1,009
(1) Net of transaction costs of $3 million at March 31, 2010 (December 31, 2009 - $3 million) which are amortized to interest expense over the life of the securities following the effective interest method
(2) Owned by BAM; balance has been offset with a promissory note receivable from BAM – refer to Note 30

Capital securities – corporate includes $934 million (2009 – $900 million) repayable in Canadian dollars of C$947 million (2009 – C$947 million).

78	Q1/2010 Interim Report

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)
Series E	Retractable at par	—	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016
(1)
Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2015.

(2)
Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)
Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)
Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.

Cumulative preferred dividends are payable quarterly, when declared by the Board of Directors, on the last day of March, June, September and December.

NOTE 18: OTHER NON-CURRENT FINANCIAL LIABILITIES
The components of non-current financial liabilities are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Loan payable	$92	$92	$	―
Other non-current liabilities	25	25		―
Total	$117	$117	$	―

(a) Loan payable
The loan payable of $92 million (December 31, 2009 - $92 million) matures in 2019, bears interest at 7% and is secured by the company’s preferred equity interest in 1625 Eye Street in Washington, D.C. (Refer to Note 11(a)).

(b) Other non-current financial liabilities
Other non-current financial liabilities represent the company’s obligation in connection with the true-up under the U.S. Office Fund put and call arrangement (refer to Note 6). The carrying value of the true up includes an embedded derivative valued at $56 million (December 31, 2009 - $56 million) relating to the changes in the relative fair values of the properties in the venturers’ respective sub-managed portfolios.

NOTE 19: OTHER NON-CURRENT LIABILITIES
A deferred gain of $172 million was recorded in connection with the reorganization of the U.S. Office Fund in the second quarter of 2009 and relates to the initial value of the U.S. Office Fund option assumed by the company at the date of the reorganization, as such value was determined pursuant to a valuation methodology using unobservable inputs.

Brookfield Properties Corporation	79

NOTE 20: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of the company’s accounts payable and accrued liabilities are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Accounts payable and accrued liabilities	$331	$327	$352
Residential payables and accrued liabilities	108	148	139
Total	$439	$475	$491

NOTE 21: INCOME TAXES
The sources of deferred tax balances and movements are as follows:

		Recognized in
(Millions)	Dec. 31, 2009	Income	Equity	OCI	Mar. 31, 2010
Deferred tax assets related to non-capital losses and capital losses	$190	$12	—	$9	$211
Deferred tax liabilities related to difference in tax and book basis, net	(706)	(30)	2	(24)	(758)
Net deferred tax liabilities	$(516)	$(18)	$2	$(15)	$(547)

The company and its Canadian subsidiaries have deferred tax assets of $66 million (December 31, 2009 - $50 million) that relate to non-capital losses which expire over the next 20 years and $80 million (December 31, 2009 - $76 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have deferred tax assets of $65 million (December 31, 2009 - $64 million) that relate to net operating losses which expire over the next 20 years.

The major components of income tax expense include the following:

	Three months ended March 31
(Millions)	2010	2009
Current tax expense	$13	$9
Deferred tax expense (benefit)	18	(43)
Total income tax expense (benefit)	$31	$(34)

Income tax reconciliation:

	Three months ended March 31
(Millions)	2010	2009
Income tax expense (benefit) at the Canadian federal and provincial income
tax rate of 31.0% (2009 – 33.0%)	$94	$(207)
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	5	4
Lower income tax rates in other jurisdictions	(54)	171
Foreign exchange gains and losses	(3)	(5)
Non-controlling interests in income of flow-through entities	(8)	—
Other	(3)	3
Total net	$31	$(34)

The applicable tax rate is the aggregate of the Canadian Federal income tax rate of 18% (2009 – 19%) and the Provincial income tax rate of 13% (2009 – 14%).

80	Q1/2010 Interim Report

NOTE 22: EQUITY
(a) Common shares
The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Common shares outstanding, beginning of period	501,363,940	391,118,440	392,805,608
Shares issued as a result of exercise of options	150,880	523,950	581,432
Shares issued as a result of equity offering	—	109,250,000	—
Dividend reinvestment	34,559	471,550	—
Shares repurchased for cancellation	—	—	(2,268,600)
Common shares outstanding, end of period	501,549,379	501,363,940	391,118,440

Total dividends in the period were $71 million or $0.14 per share. On May 4, 2010, the company declared common share dividends of $0.14 per share to be paid in the second quarter of 2010.

(b) Accumulated other comprehensive income (loss)
As of March 31, 2010 and 2009, accumulated other comprehensive income (loss) consists of the following amounts:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Unrealized foreign currency translation gains on investments in subsidiaries, net of related hedging activities	$241	$187	$—
Losses on derivatives designated as cash flow hedges, net of taxes of $4 million (December 31, 2009 - $5 million; January 1, 2009 - $5 million)(1)	(9)	(11)	(9)
Accumulated other comprehensive income (loss)	$232	$176	$(9)
 (1)Includes losses of $1 million which will be reclassified to interest expense over the next 12 months

(c) Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended March 31
(Millions, except share amounts)	2010	2009
Net income (loss) from continuing operations - basic	$273	$(609)
Non-controlling interests	(25)	1
Preferred share dividends	(9)	(1)
Net income (loss) from continuing operations available to common shareholders - basic	239	(609)
Dilutive effect of conversion of capital securities – corporate	14	—
Net income (loss) from continuing operations available to common shareholders – diluted	$253	$(609)

Net income (loss) attributable to common shareholders - basic	$252	$(605)
Preferred share dividends	(9)	(1)
Net income (loss) available to common shareholders - basic	243	(606)
Dilutive effect of conversion of capital securities – corporate	14	—
Net income (loss) available to common shareholders – diluted	$257	$(606)

Weighted average shares outstanding – basic	501.4	391.1
Unexercised dilutive options	4.0	0.1
Conversion of capital securities – corporate	76.6	—
Weighted average shares outstanding – diluted(1)	582.0	391.2
(1) The calculation of diluted per share amounts in 2009 excludes options for 14 million shares and the effects of settling the company’s capital securities – corporate in common shares as their inclusion would be anti-dilutive

Brookfield Properties Corporation	81

(d) Preferred equity
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Class A redeemable voting	14,202,000	7.50%	$11	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34	34
Class AAA Series L	11,500,000	6.75%	259	259	—
Class AAA Series N	11,000,000	6.15%	257	—	—
Total			$561	$304	$45

During the first quarter of 2010, the company issued 11 million Class AAA Series N preferred shares at C$25 per share.  The proceeds from the share issuance were approximately $257 million, net of share issuance costs of $5 million.

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

(e) Non-controlling interests
Non-controlling interests consist of the following:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Preferred equity – subsidiaries	$376	$363	$313
Other non-controlling interests	493	474	223
Total	$869	$837	$536

Preferred equity - subsidiaries
Subsidiaries’ preferred shares outstanding total $376 million (December 31, 2009 - $363 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
BPO Properties	1,805,489	Series G	70% of bank prime	$44	$43	$37
	3,816,527	Series J	70% of bank prime	94	91	78
	300	Series K	30-day BA + 0.4%	148	142	124
	2,847,711	Series M	70% of bank prime	70	68	58
	800,000	Series N	30-day BA + 0.4%	20	19	16
Total				$376	$363	$313

The redemption terms of the preferred shares issued by BPO Properties are as follows:

(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.

(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.

82	Q1/2010 Interim Report

Other non-controlling interests
Other non-controlling interests include the amounts of common and preferred equity related to other non-controlling shareholders’ interests in property ownership entities and residential development operations which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others' Equity Ownership	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Common shares of BPO Properties(1)	10.3%	$137	$133	$144
UCAR joint venture(2)	―	―	9	10
Limited partnership units of Brookfield Financial Properties	0.6%	28	27	26
		165	169	180
Non-controlling interests – fund subsidiaries(3)		328	305	43
Total		$493	$474	$223
(1) Canadian dollar denominated
(2)	50% joint venture with Carma Inc. to develop residential building lots in 2009 which was dissolved in the first quarter of 2010
(3)	Represents equity contributions by investors in the Brookfield led consortium to subsidiaries of the company that hold the direct investment in the U.S. Office Fund

NOTE 23: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

	Three months ended March 31
(Millions)	2010	2009
Revenue from commercial property operations	$291	$264
Revenue from residential development operations	90	41
	381	305
Interest and other income(1)	11	5
Total	$392	$310
(1)	Excludes foreign exchange gains and losses associated with the company’s net Canadian dollar denominated monetary assets

(b) Commercial property operations
The company’s commercial property operations from continuing operations are as follows:

	Three months ended March 31
(Millions)	2010	2009
Revenue	$291	$264
Property operating costs	(120)	(111)
Commercial property net operating income	$171	$153

The company leases commercial properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend up to a further 5 years.

The company also earns fee revenue for property management, leasing and third party service fees. Fee revenue was $18 million for the quarter ended March 31, 2010 (2009 - $12 million).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Not later than 1 year	$699	$740
Later than 1 year and not longer than 5 years	2,414	2,415
Later than 5 years	3,359	3,460
	$6,472	$6,615

Brookfield Properties Corporation	83

Property operating costs for the three months ended March 31, 2010 includes $5 million (2009 - $7 million) representing rent expense associated with operating leases for land on which certain of the company’s commercial properties are situated. The company does not have an option to purchase the leased land at the expiry of the lease periods. Future minimum lease payments under these arrangements are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Not later than 1 year	$16	$22
Later than 1 year and not longer than 5 years	86	85
Later than 5 years	1,107	1,110
	$1,209	$1,217

(c) Residential development operations
Residential development net operating income fluctuates depending on the timing of closings.  The results of the company’s residential development operations are as follows:

	Three months ended March 31
(Millions)	2010	2009
Revenue	$90	$41
Expenses	(75)	(35)
Residential net operating income	$15	$6

Residential expenses for the quarter ended March 31, 2010  includes $54 million (2009 - $22 million), representing the carrying value of land under development and housing inventory sold in the period and $21 million (2009 - $13 million) of other expenses including $5 million (2009 - $2 million) representing interest capitalized on properties sold in the period.

(d) Interest and other income
Interest and other income was $18 million for the three months ended March 31, 2010 (2009 - $8 million). Of this amount, $7 million represents interest income (2009 - $2 million) with the remainder related to other income, including foreign exchange gains of $7 million (2009 - $2 million) resulting from the translation of net monetary liabilities of integrated subsidiaries that are denominated in foreign currencies.

NOTE 24: FAIR VALUE GAINS (LOSSES)
The components of fair value gains (losses) are as follows:

	Three months ended March 31
(Millions)	2010	2009
Investment properties
Commercial properties	$80	$(362)
Development properties	(32)	(24)
	48	(386)
Financial instruments
Financial assets designated as FVTPL	21	―
	21	―
Total	$69	$(386)

NOTE 25: SHARE OF NET EARNINGS (LOSSES) OF EQUITY ACCOUNTED INVESTMENTS
The components of net earnings (losses) of equity accounted investments are as follows:

	Three months ended March 31
(Millions)	2010	2009
U.S. Office Fund	$100	$(224)
Other jointly controlled entities	46	(86)
Associates	1	1
Total	$147	$(309)

84	Q1/2010 Interim Report

NOTE 26: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.

During 2010, the company granted 3,282,000 stock options (2009 - 6,241,505), under the Share Option Plan with a weighted average exercise price of $13.14 per share (2009 - $6.49 per share), which was equal to the five-day volume weighted average price of a share on the Toronto Stock Exchange or the New York Stock Exchange, as applicable, for the five business days preceding the effective grant date of February 22, 2010. At the grant date, the options each had a weighted average fair value of $1.68 (2009 - $0.28) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 30% volatility (2009 - 30%), a weighted average dividend yield of 5.0% (2009 – 5.0%) and a risk free interest rate of 2.5% (2009 – 2.3%). The resulting total compensation of $3 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.

At March 31, 2010, the company had a total of 1,192,324 deferred share units outstanding (December 31, 2009 – 1,174,748) of which 1,192,324 were vested (December 31, 2009 – 1,171,951).

Employee compensation expense related to the stock option and the deferred share unit plans for the quarter ended March 31, 2010 was $1 million (2009 - $1 million).

NOTE 27: GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

Brookfield Properties Corporation	85

NOTE 28: CAPITAL MANAGEMENT AND LIQUIDITY
The company employs a broad range of financing strategies to facilitate growth and manage financial risk. The company’s objective is to reduce its weighted average cost of capital and improve common shareholders’ equity returns through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at March 31, 2010, the company’s weighted average cost of capital, assuming a 12% return on common equity, was 8.22%.

The following schedule details the components of the company’s capital as at March 31, 2010 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
Liabilities
Commercial property debt	5.95%	5.94%	$5,340	$5,307
Residential development debt	4.56%	4.01%	364	177
Capital securities – corporate	5.42%	5.42%	1,043	1,009
Shareholders’ equity
Preferred equity - corporate	6.18%	6.20%	561	304
Common equity(3)	12.00%	12.00%	7,704	6,077
Other equity
Preferred equity - subsidiaries	5.11%	4.83%	376	363
Non-controlling interests – fund subsidiaries(4)	10.00%	10.00%	328	305
Non-controlling interests – other subsidiaries(5)	12.00%	12.00%	165	169
Total(6)	8.22%	7.89%	$15,881	$13,711
(1)As a percentage of average book value unless otherwise noted
(2)Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Properties’ common shares
(3)Determined on a market value basis
(4)Assuming 10% return on co-invested capital
(5)Assuming 12% return on co-invested capital
 (6)In calculating the weighted average cost of capital, the cost of debt has been tax-effected

Commercial property debt – The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. These financings are typically structured on a loan-to-appraised value basis of between 55% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces equity requirements to finance commercial property, and enhances equity returns. The company currently has a level of indebtedness of 51% of fair value. This level of indebtedness is considered by the company to be within its target.

Capital securities – corporate, Preferred equity – corporate and Preferred equity – subsidiaries. These represent sources of low-cost capital to the company, without dilution to the common equity base.

Non-controlling interest – fund subsidiaries – The company invests its liquidity alongside capital from strategic institutional partners in fund formats to acquire individual assets and portfolios.  Non-controlling interest – fund subsidiaries represents investments by partners in consolidated fund subsidiaries.

The company is subject to certain covenants on its credit facilities. The covenants include a total and secured leverage ratio, an interest and fixed charge ratio, as well as a dividend payout ratio and a recourse debt requirement. The company monitors the ratios on a quarterly basis and at March 31, 2010, the company was in compliance with all of its covenants.

The company’s strategy is to satisfy its liquidity needs using cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. The company also generates liquidity by accessing capital markets on an opportunistic basis. Rental revenue, recoveries from tenants, lot and home sale proceeds, interest and other income, available cash balances, draws on corporate credit facilities and refinancing of maturing indebtedness are the company’s principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in its commercial property portfolio and residential development business. The company finances its residential development operations and ongoing working capital requirements with residential development debt and accounts payable. Another source of cashflow includes third-party fees generated by the company’s asset management, leasing and development businesses. Consequently, the company plans to meet its short-term liquidity needs with revenue along with proceeds from financing activities.

86	Q1/2010 Interim Report

The principal liquidity needs for periods beyond the next twelve months are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. The company’s strategy is to meet these needs with one or more of the following:

•	cashflows from operations;

•	construction loans;

•	creation of new funds;

•	proceeds from sales of assets; and

•	credit facilities and refinancing opportunities.

The company attempts to match the maturity of its commercial property debt portfolio with the average lease terms of its properties. At March 31, 2010, the average term to maturity of the company’s commercial property debt was six years, which approximates its average lease term of seven years.

The following table presents the contractual maturities of the company’s financial liabilities:

		Payments Due By Period
(Millions)	Total	1 year	2 - 3 Years	4 - 5 Years	After 5 Years
Commercial property debt(1)(2)	$7,013	$834	$1,397	$1,949	$2,833
Capital securities - corporate(2)	1,282	240	93	466	483
Residential development debt	379	362	13	3	1
Other non-current financial liabilities	181	6	38	13	124
 (1)Includes $152 million of debt associated with discontinued operations
(2)Includes repayment of principal and interest

NOTE 29: FINANCIAL INSTRUMENTS
(a) Derivatives and hedging activities
The company uses derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The company does not use derivatives for speculative purposes. The company uses the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian dollar and British pound denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•	Interest rate caps to hedge interest rate risk on a portion of its variable rate debt; and
•	Total return swap on the company’s shares to economically hedge exposure to variability in share price under the deferred share unit plan (refer to Note 26).

The company also designates certain of its financial liabilities as hedges of its Canadian dollar net investments in self-sustaining subsidiaries.

Interest rate hedging
The following table provides details on derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at March 31, 2010 and December 31, 2009:

(Millions)	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedged Item
March 31, 2010	Interest rate cap	$300	5%	2011	nil	Interest payments on LIBOR debt

December 31, 2009	Interest rate cap	$300	5%	2011	nil	Interest payments on LIBOR debt

The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is nine years (2009 – nine years) as the hedged interest payments occur.

At March 31, 2010 and December 31, 2009, the amount of hedge ineffectiveness recorded in interest expense in connection with the company’s interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.

Brookfield Properties Corporation	87

Foreign currency hedging
The following table provides details on derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at March 31, 2010:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
March 31, 2010	Foreign currency forward	British pounds	GBP 184 million	GBP 0.65/US$	$4 million	June 2010	GBP denominated net investment

In addition, as of March 31, 2010 the company had designated C$750 million of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations.

Other derivatives
At March 31, 2010, the company had an interest rate swap to fix the interest rate on an initial notional $1 billion of LIBOR based debt, which amortizes to $500 million over the tem of the swap, at 1.38% expiring in August 2011. The swap is not designated in a hedge relationship. The aggregate fair value of this contract at March 31, 2010 was a loss of $8 million. For the three months ended March 31, 2010, losses of $1 million in connection with the swap have been recorded in fair value gains (losses) (March 31, 2009 – losses of $4 million).

At March 31, 2010, the company had a total return swap under which it receives the returns on a notional 1,088,686 Brookfield Properties’ common shares. The fair value of the total return swap was a loss of $17 million at March 31, 2010 (December 31, 2009 - $14 million loss) based on the market price of the underlying shares at that date. For the three months ended March 31, 2010, gains of $3 million in connection with the swap have been recorded in general and administrative expense (March 31, 2009 – losses of $2 million).

The company has entered into a total return swap with BAM with a cash collateralized notional of $138 million. The value of the swap references the change in value of securities of a portfolio of commercial properties. The term of the swap is the earlier of 5 years or repayment of underlying securities. As at March 31, 2010, the fair value of this contract was $138 million. For the three months ended March 31, 2010 no gain or loss has been recorded on this swap.

In the first quarter of 2010, the company entered into a put arrangement with BAM under which its investment in equity securities designated as FVTPL may be sold to BAM for a price based on the company’s cost at anytime during the period ending July 2010. Under this put arrangement the company has agreed that, in the event it disposes of its investment to a third party prior to expiration of the option, a portion of the resulting proceeds in excess of the put price specified in the contract will be paid to BAM.  As at March 31, 2010, the fair value of this contract was nil.

88	Q1/2010 Interim Report

(b) Fair value of financial instruments
Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.
The carrying value and fair values of the company’s financial instruments are summarized in the following table:

			Mar. 31, 2010				Dec. 31, 2009		Jan. 1, 2009
	FVTPL	AFS	Loans and receivables Other liabilities		Total		Total		Total
(Millions) Measurement Basis	Fair Value	Fair Value	Fair Value	Amortized Cost	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Non-current financial assets
Equity securities designated as AFS	―	$102	―	―	$102	$102	$102	$102	―	―
Equity securities designated as FVTPL	213	―	―	―	213	213	―	―	―	―
Derivative assets	487	―	―	―	487	487	346	346	―	―
Secured loans	15	―	―	―	15	15	135	135	―	―
Receivables and other assets
Accounts receivable	―	―	211	211	211	211	194	194	209	209
Loan receivable from affiliate	―	―	574	574	574	574	648	648	―	―
Residential receivables	―	―	343	343	343	343	343	343	241	241
Restricted cash and deposits	―	―	39	39	39	39	39	39	64	64
Cash and equivalents	―	―	116	116	116	116	104	104	109	109
	715	102	1,283	1,283	2,100	2,100	1,911	1,911	623	623
Financial liabilities
Commercial property debt	55	―	5,256	5,285	5,340	5,311	5,307	5,188	6,228	6,304
Residential development debt	―	―	364	364	364	364	177	177	434	434
Capital securities – corporate	―	―	1,043	1,043	1,043	1,043	1,009	1,009	882	882
Capital securities – fund subsidiaries	―	―	―	―	―	―	―	―	265	265
Other non-current financial liabilities
Loan payable	―	―	92	92	92	92	―	―	―	―
Other non-current financial liabilities	56	―	(31)	(31)	25	25	―	―	―	―
Accounts payable and accrued liabilities	―	―	439	439	439	439	475	475	491	491
	$111	―	$7,163	$7,192	$7,303	$7,274	$6,968	$6,849	$8,300	$8,376

Brookfield Properties Corporation	89

(c) Fair value hierarchy
The company values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the company maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Mar. 31, 2010			Dec. 31, 2009			Jan. 1, 2009
(Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Non-current financial assets
Equity securities designated as AFS	—	$ 92	$ 10	—	$ 92	$ 10	—	—	—
Equity securities designated as FVTPL	—	213	—	—	—	—	—	—	—
Derivative assets	—	138	349	—	—	346	—	—	—
Secured loans	—	15	—	—	135	—	—	—	—
Financial liabilities
Commercial property debt	—	—	55	—	—	54	—	—	49
Other non-current financial liabilities	—	—	56	—	—	56	—	—	—

(d) Market risk
Interest rate risk
The company faces interest rate risk on its variable rate financial assets and liabilities. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the company’s variable rate assets and liabilities and fixed rate debt maturing within one year:

(Millions)	Three months ended Mar. 31, 2010
Corporate revolver	$—
Credit facility from BAM	—
Term facility	—
Variable rate commercial property debt	12
Variable rate land development debt	3
Fixed rate commercial property debt due within one year	4
Total	$19

In addition, the company has variable rate debt included within its equity accounted investments which could result in a change in interest expense at ownership of $11 million based on a 100 basis point change in rates.

The company manages interest rate risk by primarily entering into fixed rate commercial property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The company also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on refinancing of fixed rate debt.

Foreign currency risk
The company is structured such that its foreign operations are primarily self-sustaining. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on net Canadian dollar financial liabilities of C$950 million. The company has designated C$750 million of these financial liabilities as hedges of its Canadian denominated net investments. Based on the balance of these financial liabilities at March 31, 2010, a 10% change in the U.S. to Canadian dollar exchange rate would have impacted other comprehensive income by $68 million and net income by $18 million, on a pre-tax basis.

In the first quarter of 2010, the company established a holding company to hold investments in commercial and development properties in London, United Kingdom. As a result of its investment in the United Kingdom, the company is subject to foreign currency risk due to potential fluctuations in exchange rates between the British pound and the U.S. dollar. The currency risk on these British pound denominated investments has been hedged with foreign currency forward contracts. A 10% change in the U.S. dollar to British pound exchange rate would have impacted other comprehensive income by $28 million.

90	Q1/2010 Interim Report

Equity price risk
The company faces equity price risk in connection with a total return swap under which it receives the returns on a notional 1,088,686 Brookfield Properties’ common shares. A $1 increase or decrease in the company’s share price would result in a $1 million gain or loss being recognized in general and administrative expense.

(e) Credit risk
The company's maximum exposure to credit risk is equivalent to the carrying value of each class of financial asset as separately presented in non-current financial assets, receivables and other, restricted cash and deposits and cash and cash equivalents. The company also has indirect exposure to credit risk within its equity accounted investments, including $188 million of receivables and other through its investment in the U.S. Office Fund and other jointly controlled entities and $134 million of secured loans through its investments in associates.

Credit risk related to accounts receivable arises from the possibility that tenants may be unable to fulfill their lease commitments. The company mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. The company maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 10% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants who have investment grade credit ratings.

Credit risk arises on secured loans and other receivables in the event that borrowers default on the repayment to the company. The company mitigates this risk by attempting to ensure that adequate security has been provided in support of such mortgages.

The company manages credit risk on financial assets with related parties by entering into such transactions under normal commercial terms.  Residential receivables are typically collected within nine months. Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, the company retains title to the lots that are sold until the receivable balance is collected. Additionally, the company maintains security over the lots that are sold, which can ultimately be taken back if receivables are not paid.

The majority of the company’s trade receivables are collected within 30 days. The balance of accounts receivable past due, including real estate mortgages and residential receivables, is not significant.

NOTE 30: RELATED PARTIES
Details of transactions and balances between the company and related parties are discussed below.

Loans to/from related parties
The company has a $300 million credit facility with BAM, the company’s parent. At March 31, 2010, the balance drawn on this facility was nil (December 31, 2009 – nil). Interest expense related to this indebtedness was nil for the three months ended March 31, 2010 (2009 – nil). As at March 31, 2010, the company had approximately $15 million (December 31, 2009 – $15 million) of indebtedness outstanding to BAM and its affiliates. Interest expense related to this indebtedness was nil for the three months ended March 31, 2010 (2009 – nil). The company also has an unsecured balance on deposit with BAM of $574 million as of March 31, 2010 which is due on demand and earns interest at a rate of LIBOR plus 42.5 basis points (December 31, 2009 – $648 million). Interest income related to this loan totaled $1 million for the three months ended March 31, 2010 (2009 – nil).

BAM owns $200 million of the company’s Class AAA Series E capital securities with the company having an offsetting loan receivable against these securities earning a rate of 108% of bank prime.

Derivative transactions
In the first quarter of 2010, the company entered into certain derivative transactions with its parent as described in Note 29.

Transactions with related parties
Included in rental revenues are amounts received from BAM and its affiliates for the rental of office premises of $0.6 million for the three months ended March 31, 2010 (2009 - $0.4 million). These amounts have been recorded at the exchange amount. In addition, the company has certain arrangements with BAM and its affiliates to arrange insurance in the normal course and at market rates or at cost. The fees are based on a percentage of the annual premiums paid.

Brookfield Properties Corporation	91

NOTE 31: OTHER INFORMATION
(a) Supplemental cashflow information

	Three months ended March 31
(Millions)	2010	2009
Cash taxes paid	$8	$7
Cash interest paid (excluding dividends paid on capital securities)	$84	$77

(b) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of, the parent or other subsidiaries, respectively.

(c) During the three months ended March 31, 2010, interest expense included $2 million (2009 - $2 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities – corporate which has been recognized in interest expense using the effective interest method.

(d) Included in cash and cash equivalents is $1 million of short-term deposits at March 31, 2010 (December 31, 2009 – $3 million).

92	Q1/2010 Interim Report

NOTE 32: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. In the first quarter of 2010, Brookfield established a holding company in the United Kingdom and made investments in that market. The company’s United Kingdom investment is currently managed out of its U.S. platform and has been included as such until a platform is established in the United Kingdom. The following summary presents segmented financial information for the company’s principal areas of business:

	Commercial				Residential
	United States		Canada		Development				Total
	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,		Dec. 31,		Mar. 31,	Dec. 31,
(Millions)	2010	2009	2010	2009	2010		2009		2010	2009
Assets
Non-current assets
Investment properties
Commercial properties	$5,855	$5,787	$3,891	$3,726	$	―	$	―	$9,746	$9,513
Development properties	322	322	127	147		―		―	449	469
Equity accounted investments
U.S. Office Fund	1,042	945	―	―		―		―	1,042	945
Other jointly controlled entities	1,002	888	2	3		―		―	1,004	891
Associates	134	―	16	15		―		―	150	15
Residential development inventories	―	―	―	―		816		797	816	797
Non-current financial assets	817	583	―	―		―		―	817	583
	9,172	8,525	4,036	3,891		816		797	14,024	13,213
Current assets
Residential development inventories	―	―	―	―		445		438	445	438
Receivables and other	711	778	230	221		342		342	1,283	1,341
Restricted cash and deposits	37	37	1	1		1		1	39	39
Cash and cash equivalents	44	33	69	62		3		9	116	104
	792	848	300	284		791		790	1,883	1,922
Assets related to assets held for sale	311	311	―	―		―		―	311	311
Total Assets	$10,275	$9,684	$4,336	$4,175		$1,607		$1,587	$16,218	$15,446

Liabilities
Non-current liabilities
Commercial property debt	$3,315	$3,295	$1,255	$1,230	$	―	$	―	$4,570	$4,525
Residential development debt	―	―	―	―		14		46	14	46
Capital securities – corporate	107	107	936	902		―		―	1,043	1,009
Other non-current financial liabilities	117	117	―	―		―		―	117	117
Other non-current liabilities	172	172	―	―		―		―	172	172
Deferred tax liability	234	212	405	396		(92)		(92)	547	516
	3,945	3,903	2,596	2,528		(78)		(46)	6,463	6,385
Current liabilities
Commercial property debt	204	240	414	386		―		―	618	626
Residential development debt	―	―	―	―		350		131	350	131
Accounts payable and other liabilities	221	226	110	101		108		148	439	475
	425	466	524	487		458		279	1,407	1,232
Liabilities related to assets held for sale	164	174	―	―		―		―	164	174
Total Liabilities	$4,534	$4,543	$3,120	$3,015		$380		$233	$8,034	$7,791
The investment property values in the United States, Canada and United Kingdom at March 31, 2010 were $6,177 million, $4,018 million and $68 million, respectively (2009 - $6,109 million, $3,873 million and nil, respectively).

Brookfield Properties Corporation	93

The following summary presents segmented financial information for the company’s principal areas of business for the three months ended March 31:

	Commercial				Residential
	United States		Canada		Development		Total
Three months ended	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,
(Millions)	2010	2009	2010	2009	2010	2009	2010	2009
Revenue	$172	$178	$119	$86	$90	$41	$381	$305
Expenses	68	74	52	37	75	35	195	146
	104	104	67	49	15	6	186	159
Interest and other income	15	4	1	2	2	1	18	7
Net operating income from continuing operations	119	108	68	51	17	7	204	166
Interest expense
Commercial property debt	52	68	19	4	—	—	71	72
Capital securities - corporate	2	2	12	10	—	—	14	12
General and administrative expense	17	16	11	11	—	—	28	27
Depreciation	2	2	1	1	—	—	3	3
Income before fair value gains (losses), share of net earnings (losses) of equity accounted investments and income tax expense (benefit)	46	20	25	25	17	7	88	52
Fair value gains (losses)	81	(353)	(12)	(33)	—	—	69	(386)
Share of net earnings (losses) from equity accounted investments	148	(308)	(1)	(1)	—	—	147	(309)
Income (loss) before income tax expense	275	(641)	12	(9)	17	7	304	(643)
Income tax expense (benefit)							31	(34)
Income (loss) from continuing operations							273	(609)
Discontinued operations	4	3	—	—	—	—	4	3
Net Income (loss)							277	(606)
Net income attributable to non-controlling interests – fund subsidiaries	23	―	—	—	—	—	23	―
Net income attributable to non-controlling interests – other subsidiaries	—	(3)	2	2	—	—	2	(1)
Net income (loss) attributable to common shareholders							$252	$(605)
Acquisition of real estate, net	—	—	—	—	—	—	—	—
Investment in real estate joint ventures	68	—	—	—	—	—	68	—
Dispositions of real estate, net	—	—	—	—	—	—	—	—
Capital expenditures – commercial properties	16	15	8	3	—	—	24	18
Capital expenditures – development properties	—	—	2	34	—	—	2	34

Total revenues earned in the United States and Canada for the three months ended March 31, 2010 were $175 million and $205 million, respectively (2009 - $179 million and $126 million, respectively).

NOTE 33: APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the board of directors and authorized for issue on May 4, 2010.

94	Q1/2010 Interim Report

Shareholder Information

STOCK EXCHANGE LISTINGS

	Outstanding at March 31, 2010	Symbol	Stock Exchange
Common Shares	501,549,379	BPO	New York / Toronto
Class A Preferred Shares
Series A	4,612,500	Not listed	―
Series B	9,589,500	Not listed	―
Class AA Preferred Shares
Series E	2,000,000	Not listed	―
Class AAA Preferred Shares
Series E	8,000,000	Not listed	―
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto
Series L	11,500,000	BPO.PR.L	Toronto
Series N	11,000,000	BPO.PR.N	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date
Common Shares(2)	First day of March, June, September and December	Last business day of March, June, September and December
Class A Preferred Shares Series A, B	First day of March and September	15th day of March and September
Class AA Preferred Shares Series E	15th day of March, June, September and December	Last business day of March, June, September and December
Class AAA Preferred Shares Series E, F, G, H, I, J, K, L and N	15th day of March, June, September and December	Last business day of March, June, September and December
(1)All dividends are subject to declaration by the company’s Board of Directors
(2)Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise

FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(1)

(US Dollars)	2006	2007	2008	2009	2010
March 31	$ 0.12	$ 0.13	$ 0.14	$ 0.14	$ 0.14
June 30	0.13	0.14	0.14	0.14	0.14
September 30	0.13	0.14	0.14	0.14
December 31	0.13	0.14	0.14	0.14
(1)Adjusted to reflect the three-for-two stock splits effective May 4, 2007

Brookfield Properties Corporation	95

Corporate Information

CORPORATE PROFILE
Brookfield Properties owns, develops and manages premier office properties. Its current managed portfolio is comprised of interests in 93 properties totaling 70 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in over 15 million square feet of high-quality, centrally-located development properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO.

BROOKFIELD PROPERTIES CORPORATION

Three World Financial Center	Brookfield Place, Bay Wellington Tower
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330
New York, New York 10281-1021	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301
www.brookfieldproperties.com

SHAREHOLDER INQUIRIES
Brookfield Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at Melissa.Coley@brookfield.com. Inquiries regarding financial results should be directed to Bryan Davis, Senior Vice President and Chief Financial Officer at (212) 417-7166 or via e-mail at Bryan.Davis@brookfield.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC MELLON TRUST COMPANY
By mail:	P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

COMMUNICATIONS
We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Properties maintains a Web site, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.

Brookfield Properties Corporation